1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



03055960

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE
4-1-03

For the Month of April 2003

China Unicom Limited

(Translation of registrant's name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

FORWARD-LOOKING STATEMENTS

The Annual Report, dated as of April 1, 2003, of the Company, constituting Exhibits 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the Company's operating strategy and future plans; its future business condition and financial results; its abilities to expand network capacity and increase network efficiency; its ability to develop new technology applications and offer new services; the execution of its CDMA related strategy; the Company's ability to leverage its position as an integrated telecommunications operator and expand into new business and new markets; future growth of market demand for the Company's services; and future regulatory and other developments in the Chinese telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; the effects of competition on the demand and price of the Company's telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: April 14, 2003

By: 

Lo Wing Yan, William
Executive Director


中国联通
CHINA UNICOM

CHINA UNICOM LIMITED
Incorporated in Hong Kong with limited liability
under the Companies Ordinance

ANNUAL REPORT 2002

Exhibit 1.1

DATA
CDMA
GSM
LONG DISTANCE
NETWORK

Contents

Forward-looking statement

The company would like to caution readers about the forward-looking nature of some of the statements in this annual report. These forward-looking statements are subject to various risks and uncertainties of which are beyond our control, including future changes in our competitive and regulatory environment, future growth rates of the Chinese economy and its telecommunications industry, changes in telecommunications-related technologies and applications and other factors that will affect the successful execution of our business plans and strategies.



Class

In 2002, the Company took solid strides toward its goal of becoming a world-class telecommunications operator, and became a key competitive entity in China's telecommunications market.

Company Profile

China Unicom Limited (the "Company") was incorporated in Hong Kong in February 2000. China United Telecommunications Corporation ("Unicom Group") injected the assets and businesses of its GSM cellular network in the twelve provinces and municipalities of Beijing, Shanghai, Tianjing, Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei, and its nationwide long distance telephony network, data network and Internet, together with its equity interests in Guoxin Paging Corporation Limited which owns the radio paging business, into the Company. The Company was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000, respectively. China Unicom Corporation Limited ("CUCL"), a wholly-owned subsidiary of the Company, leased capacity on the CDMA network in its service areas from Unicom New Horizon Telecommunications Corporation Limited ("Unicom New Horizon"), a wholly-owned subsidiary of Unicom Group with effect from 3 January 2002 and commenced the operation of CDMA services.

On 1 June 2001, the Company was included as a constituent stock of Hang Seng Index.

On 31 December 2002, the Company completed the acquisition of equity interests in Unicom New Century Telecommunications Corporation Limited ("Unicom New Century") from Unicom Group. In addition to operating GSM mobile communication services in Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Chongqing municipality, Guangxi Zhuang Autonomous and Xinjiang Uygur Autonomous Regions, Unicom New Century also leases capacity on the CDMA network from Unicom New Horizon and operates CDMA services in those areas.

At present, the Company is the only integrated telecommunications operator in the PRC. Its scope of operation includes GSM and CDMA cellular communication businesses in 21 provinces, municipalities and autonomous regions through CUCL and Unicom New Century, and a nationwide radio paging business, international and domestic long distance telephone business, data communications, such as Internet and IP telephony business, and the provision of other related value-added services.

With respect to cellular communications services, the Company is one of the two leading cellular communications operators in Mainland China. As of 31 December 2002, there were 59.710 million subscribers for our GSM and CDMA services in 21 provinces, municipalities and autonomous regions, as calculated on combined basis. We operate GSM international roaming services with 118 operators in 67 countries and regions, and operate CDMA international roaming services with 7 operators in 7 countries and regions. The Company is also proactively engaged in the development of prepaid services (known as "*Ru Yi Tong*"), as well as various WAP, BREW and JAVA-based value-added services, so as to adapt to market requirements.

With respect to long distance and data services, as of 31 December 2002, the Company's long distance telephone network covered 329 cities (regions). The Company also provides IP telephony services in all of the 337 cities (regions) in Mainland China.

With respect to radio paging services, the Company is the leading paging service provider in Mainland China, with the most extensive radio paging network and largest number of subscribers in the world. As of 31 December 2002, there were 17.682 million subscribers for our paging services.

The Company has completed the construction of the second largest broadband optical fibre transmission network in Mainland China, which serves as the shared platform to support different operating networks for cellular communications, domestic and international long distance calls, data, Internet and paging businesses. As of 31 December 2002, the Company's optical fibre transmission network reached 486,000 km and its optical fibre backbone network reached 110,000 km.

Unicom Group is the major shareholder of the Company and indirectly holds 20.27% of the shares in the Company through its owned China Unicom (BVI) Limited ("Unicom BVI") and 57.20% of the shares in the Company through its subsidiary, China United Telecommunications Corporation Limited ("A Share Company") and A Share Company's subsidiary Unicom BVI. The remaining 22.53% of the shares are held by the public.

Financial Highlights

Consolidated Results of Operations	2002 RMB in million	2001 RMB in million
Total Operating Revenue	40,577	29,393
Net Profit	4,566	4,457
Basic Earnings Per Share	RMB36.4 cents	RMB35.5 cents
Diluted Earnings Per Share	RMB36.4 cents	RMB35.5 cents
EBITDA	18,579	13,526



17,450
23,692
29,393
40,577
99
00
01
02

Total operating revenue

(RMB in million)



6,507
10,957
13,526
18,579
99
00
01
02

EBITDA

(RMB in million)



8.6
28.9
35.5
36.4
99
00
01
02

Basic earnings per share

(RMB in cents)



893
3,234
4,457
4,566
99
00
01
02

Net profit

(RMB in million)

Corporate Information

Directors and Senior Management

Yang Xian Zu
Executive Director, Chairman and Chief Executive Officer

Wang Jianzhou
Executive Director and President

Shi Cuiming
Executive Director and Executive Vice President

Lo Wing Yan, William
Executive Director and Vice President

Ye Fengping
Executive Director and Vice President

Ge Lei
Non-Executive Director

Lee Hon Chiu
Independent Non-Executive Director

Wu Jinglian
Independent Non-Executive Director

Craig O. McCaw
Independent Non-Executive Director

C. James Judson
Alternate Director to Craig O. McCaw

Liu Yunjie
Vice President

Company Secretary
Ngai Wai Fung

Auditors
PricewaterhouseCoopers

Legal Advisors to the Company
Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

Registered Office
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

Subsidiaries
China Unicom Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

Unicom New Century Telecommunications Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R. China
Tel: (86) 10 66505588

Share Registrar
Hong Kong Registrars Limited
Rooms 1901-5, 19th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

American Depositary Receipts Depositary
The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Publications
Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2003. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

Company Website
www.chinaunicom.com.hk

Biographical Details of Directors and Senior Management


Shi Cuiming
Executive Director


Yang Xian Zu
Executive Director


Wang Jianzhou
Executive Director


Liu Yunjie
Senior Management

Yang Xian Zu *(Executive Director)*
Age 63, was appointed in April 2000 as an Executive Director and subsequently became the Chairman of the Board of Directors and Chief Executive Officer of the Company responsible for the overall management of the Company. Mr. Yang, a senior engineer, graduated in 1965 from the Department of Telephone and Telegraph at the Wuhan College of Posts and Telecommunications. From 1983 to 1990, Mr. Yang served as Deputy Director General of the Posts and Telecommunications Administration of Hubei Province and as Director General of the Posts and Telecommunications Administration of Henan Province. From 1990 to early 1999, Mr. Yang served as Vice Minister of the Ministry of Posts and Telecommunications (the "MPT") and later as Vice Minister of the Ministry of Information Industry (the "MII"). In these capacities, Mr. Yang was involved in the strategic management of China United Telecommunications Corporation ("Unicom Group"). Since 1999, Mr. Yang has served as Chairman of the Board of Directors and President of Unicom Group and was re-appointed as the Chairman in February 2001. With thirty-seven years of experience in the telecommunications industry in China, Mr. Yang has extensive knowledge about telecommunications operations, as well as extensive leadership and management experience.

Wang Jianzhou *(Executive Director)*
Age 54, was appointed in April 2000 as an Executive Director and subsequently became the President of the Company responsible for day-to-day management and operations. Mr. Wang, a professor-level senior engineer, graduated in 1985 from the Department of Management Engineering at Zhejiang University with a master's degree. From 1992 to 1996, Mr. Wang served as Deputy Director General and later Director General of the Posts and Telecommunications Bureau of Hangzhou City and as Deputy Director General of the Posts and Telecommunications of Zhejiang Province. From 1996, Mr. Wang served as Director General of the Department of Planning and Construction of the MPT and later as Director General of the Department of General Planning of the MII. In these capacities, Mr. Wang was involved in the strategic management of Unicom Group. Since February 1999, Mr. Wang has served as Director and Executive Vice President of Unicom Group and was appointed as President in February 2001. With many years of experience in the telecommunications industry in China, Mr. Wang has extensive knowledge and experience in telecommunications operations and management.

Shi Cuiming *(Executive Director)*
Age 63, was appointed in April 2000 as an Executive Director and subsequently became Executive Vice President of the Company. Mr. Shi assists the Chairman of the Board of Directors and President in managing day-to-day operations and is also responsible for finance. Mr. Shi, a senior economist, graduated in 1963 from the Department of Management Engineering at the Beijing University of Posts and Telecommunications. From 1981 to 1987, Mr. Shi served as Deputy Director of Postal Economic Research of the MPT and as Deputy Director General of the Bureau of Finance of the MPT. From 1987 to 1997, Mr. Shi served as Director General of the Bureau of Finance, Director General of the Department of Operations and Finance and Director General of the Department of Finance of the MPT. From 1997 to early 1999, Mr. Shi served as Chairman of the Board of Directors of China Telecom (Hong Kong) Group Limited and Chairman of the Board of Directors of China Telecom (Hong Kong) Limited. Since early 1999, Mr. Shi has served as Director and Vice President of Unicom Group and was reappointed as Director of the Company in September 2000. With thirty-nine years of experience in the telecommunications industry in China, Mr. Shi has extensive knowledge and experience in telecommunications operations and management.

Lo Wing Yan, William *(Executive Director)*
Age 42, was appointed in July 2002 as an Executive Director and Vice President of the Company. Mr. Lo assists the President in handling investor relations and issues relating to international co-operation. Mr. Lo graduated from Cambridge University in 1987, with a PhD degree in Genetic Engineering. From 1988 to 1990, Mr. Lo was a management consultant with McKinsey & Company. From 1994 to1998, Mr. Lo was the Founding Managing Director of Hongkong Telecom's wholly-owned subsidiary, the Hongkong Telecom IMS Limited. From 1998 to 1999, Mr. Lo served as Chief Executive Officer of Citibank's Global Consumer Banking Business for Hong Kong and Macau. Mr. Lo is at present the non-executive Chairman of WPP Greater China and also serves as a non-executive director on the board of a number of publicly listed companies in Hong Kong, including Softbank Investment International Ltd, Capital Publications Ltd and Panorama International Holdings Ltd. Mr. Lo has extensive work experience and management expertise in the areas of information technology, telecommunications and banking industry.

Ye Fengping *(Executive Director)*
Age 39, was appointed in January 2003 as an Executive Director and Vice President of the Company. Mr. Ye assists the President in handling general administration and media relations. Mr. Ye, a senior engineer, graduated from Nanjing Posts and Telecommunications Institution in 1984, with a major in Telecommunications Engineering. From 1984 to 1998, Mr. Ye worked for the Shenzhen Posts and Telecommunications Bureau and once served as Deputy Department Head in the Materials Management Department and General Manager of the Materials Supply Company of the Bureau. From 1998 to 2000, Mr. Ye worked for the Shenzhen Telecommunications Bureau as Chief of the Corporate Development Department. Mr. Ye joined China Unicom in April 2000 as Deputy General Manager and later General Manager of China Unicom Corporation Limited's Shenzhen Branch. He also served as Deputy General Manager of China Unicom Corporation Limited's Guangdong Branch and General Manager of the Sales and Marketing Department of Unicom Group. Mr. Ye has eighteen years of experience







Lee Hong Chiu
Independent
Non-Executive Director

Ge Lei
Non-Executive Director

Wu Jinglian
Independent
Non-Executive Director

Lo Wing Yan, William
Executive Director

Ye Fengping
Executive Director

in the telecommunications industry and extensive experience in marketing planning and management.

Ge Lei *(Non-Executive Director)*
Age 62, was appointed in April 2000 as a Non-Executive Director of the Company. Mr. Ge is a senior engineer and graduated from the Telecommunications Engineering Department at the Beijing University of Posts and Telecommunications in 1962. From 1974 to 1988, he held numerous positions, including Chief of the Telecommunications Bureau of the MPT, Deputy Director of the Equipment Maintenance Bureau, Chairman of the Department of Management Engineering of the Beijing University of Posts and Telecommunications, Deputy Director of the Planning Institute of the MPT and the Deputy Director of the Planning Bureau of the MPT. From 1988 to 1998, he served as the Director of the Planning Department of the MPT, Director of the Education Department of the MPT, and Director of the Telecommunications Administrative Department of the MPT. From 1998 to 2001, Mr. Ge was the Chairman of Guoxin Paging Corporation Limited. In February 2000, he was appointed as a Director of Unicom Group. With forty years of experience in the telecommunications industry in China, Mr. Ge has extensive expertise and management experience in the telecommunications industry.

Lee Hon Chiu *(Independent Non-Executive Director)*
Age 74, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Lee is also Chairman of the Council of the Chinese University of Hong Kong and a non-executive director of The Hong Kong & China Gas Company Limited. Mr. Lee obtained a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology in 1952 and a Master of Science degree in Electronics from Stanford University in 1953.

Wu Jinglian *(Independent Non-Executive Director)*
Age 73, was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council (DRC) and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School (CEIBS). Mr. Wu graduated from Fudan University, and was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has also been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.

Craig O. McCaw *(Independent Non-Executive Director)*



Age 53, was appointed in May 2000 as a Non-Executive Director of the Company, and subsequently became an Independent Non-Executive Director of the Company on 16 June 2002. Mr. McCaw is Chairman and Chief Executive Officer of Eagle River Investments LLC, a private company that makes strategic investments in telecommunications ventures, and a director of Nextel Communications, Inc., as well as the Chairman of its executive committee. He is also the Chairman of the boards of Teledesic Corporation and ICO Global Communications Limited. Mr. McCaw established McCaw Cellular Communications, Inc. and XO Communications, Inc. Mr. McCaw has actively participated in both cellular and cable television trade associations over the years and is a member by Presidential appointment of the United States National Security Telecommunications Advisory Committee. Mr. McCaw graduated from Stanford University in 1973.

C. James Judson *(Alternate Director to Craig O. McCaw)*



Age 58, was appointed in March 2001 as an Alternate Director to Craig O. McCaw of the Company. Mr. Judson is a Senior Lawyer with Davis Wright Tremaine, a Seattle-based law firm with twelve offices worldwide. Mr. Judson was Vice President and General Counsel of Eagle River, Inc. and is a member of Eagle River Investments, LLC, a Kirkland-based venture capital fund formed by Craig O. McCaw to focus on investment opportunities in communications. Mr. Judson also serves on the boards of Port Blakely Tree Farms, LP, Garrett and Ring Inc., The Joshua Green Corporation, and Airbiquity, Inc. Mr. Judson attended Stanford University, graduating in 1966 with a bachelor of arts degree (cum laude). Subsequently, Mr. Judson graduated from Stanford University Law School with a Juris Doctor degree. While in law school, he was the Executive Editor of the Stanford Law Review.

Liu Yunjie *(Senior Management)*
Age 60, was appointed in May 2000 as the Vice President of the Company. Mr. Liu assists the President in managing the technology and operations relating to fixed and data communications services. Mr. Liu, a senior engineer, graduated from the Department of Applied Physics at Beijing University in 1968. From 1983 to 1995, Mr. Liu served as Deputy Director General and later Director General of the Institute of Data of the MPT. From 1995 to 1998, Mr. Liu served as Deputy Director General of the Directorate General of Telecommunications and as Director General of the Bureau of Data Communications of the MPT. Mr. Liu was also President of the Institute of Postal Science Research and Planning of the MPT from 1998 to 1999. Since April 1999, Mr. Liu has served as the Chief Engineer and later Vice President of Unicom Group. Mr. Liu has more than thirty years of experience in management and business operations in the telecommunications industry, with expertise in data communications technology.

Chairman's Statement

Yang Xian Zu | *Chairman & CEO*



In 2002, the Company placed emphasis on transitioning its growth model from that of scale-oriented development to a model of development based on both scale and profitability.

As a result, the Company reached its CDMA subscriber growth target, achieved the coordinated and rapid development of its GSM cellular business, and the continued rapid growth of international and domestic long distance, data and Internet businesses. The Company further enhanced its competitiveness through the acquisition of GSM cellular assets and businesses and CDMA businesses in nine provinces and municipality and autonomous regions from Unicom Group.

In 2002, the economy of Mainland China continued to experience rapid growth, while competition in the telecommunications industry intensified and market demand further diversified. Faced with intensifying market competition and other challenges, and in accordance with the Company's development strategies, the Company placed emphasis on transitioning its growth model from that of scale-oriented development to a model of development based on both scale and profitability. As a result, the Company reached its CDMA subscriber growth targets, achieved the coordinated and rapid development of its GSM cellular business, and continued the rapid growth of its international and domestic long distance, data and Internet businesses. The Company further enhanced its competitiveness through the acquisition of GSM cellular assets and businesses and CDMA businesses in nine additional provinces, municipality and autonomous regions from Unicom Group. During the past year, the Company took solid strides toward its goal of becoming a world-class telecommunications operator, and became a key competitive entity in China's telecommunications market.

The Company is pleased with its operating results in 2002. Total operating revenue for the year was RMB40.58 billion, representing an increase of 38.0% from 2001, of which service revenue constituted RMB38.33 billion, representing a 36.1% increase from 2001. Of the total operating revenue, revenue from the cellular business reached RMB31.76 billion, up 48.9% from that in 2001, and its share of the total operating revenue increased from 72.5% in 2001 to 78.3% in 2002.

Of the total cellular revenue, revenue from the GSM business was RMB28.11 billion (representing 69.3% of total operating revenue), an increase of 31.8% from 2001; and revenue from the CDMA business was RMB3.65 billion (representing 9.0% of total operating revenue). Revenue from the long distance, data and Internet businesses was RMB5.58 billion, an increase of 68.6% from 2001, and their combined share of the total operating revenue increased from 11.3% in 2001 to 13.7% in 2002. Revenue from the paging business was RMB3.24 billion, which fell by 31.9% from 2001, and its share of the total operating revenue decreased from 16.2% in 2001 to 8.0% in 2002.

During 2002, the Company continued to optimise its GSM network in order to enhance the quality of communications on the network. The Company also expanded the leased capacity of the CDMA network, extended its coverage to additional cities, regions and indoor areas, and improved network quality. The Company was able to introduce more value-added and new services based on the GSM and CDMA networks.

Operating profit in 2002 was RMB7.32 billion, an increase of 39.1% from 2001, and operating profit margin was 18.0%. Operating profit from the cellular business was RMB6.65 billion, representing an operating profit margin of 20.9%. Operating profit from the long distance, data and Internet businesses was RMB1.40 billion,

14

In 2002, the Company also conducted exchanges and cooperated with various international telecommunications operators. These efforts help enhance the development of new businesses and value-added services, and raised the technical and managerial expertise of the Company. Through international cooperation, the Company also increased its competitiveness.

representing an operating profit margin of 20.6%. In 2002, EBITDA rose 37.4% to RMB18.58 billion and the EBITDA margin was 45.8%. EBITDA margin for the GSM business was 56.8%. Net profit rose 2.5% to RMB4.57 billion in 2002. Earnings per share rose 2.5% from RMB0.355 in 2001 to RMB0.364 in 2002.

During 2002, the Company continued to optimise its GSM network in order to enhance the quality of communications on the network. The Company also expanded the leased capacity of the CDMA network, extended its coverage to additional cities and regions, and indoor areas and improved network quality. The Company was able to introduce more value-added and new services based on the GSM and CDMA networks. The Company also significantly improved the quality of its integrated customer service through the integration and expansion of the backup service system and the implementation of its "Customer Satisfaction, Service Excellence" campaign, which strengthened the training and service level among the Company's customer service representatives and improved the customer satisfaction rate. As of 31 December 2002, the Company had a total of 43.114 million cellular subscribers, an increase of 59.5%, or 16.081 million from the end of 2001. Of the total cellular subscribers, GSM cellular subscribers reached 38.623 million, an increase of 42.9%, or 11.590 million from the end of 2001, and CDMA cellular subscribers reached 4.491 million. The Company's share of the cellular subscriber market in its service areas increased from 28.5% in 2001 to 32.6% in 2002, and its share of the new subscriber additions market reached 43.6% in 2002. Total usage volume in the GSM cellular business reached 61.85 billion minutes in 2002, representing a year-on-year growth rate of 61.4%. Total usage volume in the CDMA cellular business reached 5.90 billion minutes. The Company has achieved preliminary success from coordinating the development strategies of the CDMA network ("focus on mid-to high-end customers, while also serving the mass market") and the GSM network ("focus on the mass market, while actively targeting the mid-to high-end customers").

The Company's long distance, data and Internet networks have generally reached nationwide coverage within Mainland China, and their transmission capabilities were further enhanced during 2002. Outgoing PSTN and IP long-distance telephony calls reached 13.25 billion minutes in 2002, up 106.7% from 2001, representing an increase in market share from 7.7% in 2001 to 11.6% in 2002. Incoming international long distance calls reached 1.47 billion minutes, up 19.5% from 2001.

The Company took various measures to transform its paging business, including through the development of new businesses such as the "Cellular-paging bundled service", which integrates paging and cellular services, and the "Unicom Assistant" service, which attracted 7.94 million customers. However, the accelerating pace of cellular substitution resulted in a decrease in the paging subscriber base of the Company, from 32.907 million subscribers at the end of 2001 to 17.682 million as of 31 December 2002. Nevertheless, the Company maintained its dominant position in the paging market.

The Company's fiber optic transmission network further expanded in scale and coverage, reaching 330 cities and regions in Mainland China. As of 31 December 2002, the Company's network had reached a total length of 486,000 km, representing an increase of 45.9% from 2001. Of the entire network, the fiber optic backbone transmission network reached a total length of 110,000 km, up 41.0% from 2001. Apart from ensuring network capacity for its various growing businesses, the Company has also begun to lease its nationwide fiber optic transmission network to other operators and sectors of the community.

With the aim of becoming a world-class telecommunications operator, the Company has continued to improve its corporate governance system and strengthen its management. The independent non-executive directors and the two special committees under the Board of Directors have functioned effectively. The Company has further enhanced its various internal controls and has put in place relevant procedures and standards. The internal audit system, previously operated through various internal audit departments in the Company's branches, came under centralised supervision by the Company at its headquarters in order to further accommodate the needs of the internal controls system. The Company also enhanced its operating results appraisal system and the incentive and control mechanisms for its senior management, placing more emphasis on performance evaluation. Increased recruitment efforts in the PRC and overseas, aimed at senior executives and technical personnel, resulted in increases in the Company's talents and enhanced competitiveness of its work force. The Company also improved the exchange and rotation of mid-to senior-level managers and increased

The Company was ranked as the second best company in Mainland China by the international financial magazine "Euromoney" in 2002 as a result of the Company's performance during the year.

During 2003, the Company will seek to create a favorable external environment and will adhere to its existing strategies – "Establishing New Mechanisms, Constructing Advanced Networks, Adopting Advanced Technologies, Striving for High Growth, and Developing Integrated Businesses" – in an effort to accelerate the coordinated development of the Company's various businesses.

overseas training opportunities for senior managers and specialists/ technical personnel. One hundred and forty senior executives, with the rank of deputy general manager or above, from the Company's provincial branches, received training in Hong Kong, while 240 mid- to senior-level sales and marketing executives were sent to the U.S. to receive training from U.S. telecommunications operators. These training activities further expanded the executives' vision and expertise.

In 2002, the Company actively pursued various forms of international cooperation. The Company successfully hosted the "Summit of International CDMA Operators," which increased China Unicom's influence in the global CDMA cellular communications industry. The Company also conducted exchanges and cooperated with various international telecommunications operators, including exchanges and staff training with Sprint in the U.S. Unicom Group, the Company's controlling Shareholder, has also established joint ventures with Qualcomm of the U.S. and SK Telecom of South Korea, and has entered into cooperative arrangements with Microsoft and other companies. These efforts help enhance the development of new businesses and value-added services, and raise the technical and managerial expertise of the Company. Through international cooperation, the Company also increased its competitiveness.

The cellular businesses of the additional nine provinces, municipality and autonomous regions acquired by the Company performed well in 2002. As of 31 December 2002, annual operating revenue from these businesses totaled RMB11.70 billion, representing an increase of 69.3% from the previous year. Net profit rose 92.7% to RMB620 million in 2002. Cellular subscribers in these additional provinces, municipality and autonomous regions totaled 16.596 million, 14.843 million of whom were GSM subscribers (up by 55.2% or 5.280 million in 2002 from 9.563 million at the end of 2001) and 1.753 million of whom were CDMA subscribers. The market share in terms of cellular subscribers in these additional provinces, municipality and autonomous regions increased from 29.7% in 2001 to 34.4% in 2002, and the market share in terms of newly added subscribers reached 44.0% in 2002.

As of 31 December 2002, on a combined basis, the Company's GSM subscribers in 21 provinces, municipalities and autonomous regions totaled 53.465 million, an increase of 16.869 million, or 46.1%, from the pro forma combined 36.596 million at the end of 2001, and its CDMA subscribers totaled 6.245 million. The Company's share of the cellular subscriber market in these areas was 33.1% in 2002, and its share of newly added subscribers was 43.7%. The pro forma combined net profit was RMB4.99 billion.

The Company was ranked as the second best company in Mainland China by the international financial magazine "Euromoney" in 2002 as a result of the Company's performance during the year.

Since the incorporation of the Company three years ago, the various major businesses of the Company have achieved high growth and generated sound operating results. The Board of Directors hereby recommends a final dividend in the amount of RMB0.10 per share for 2002.

In 2003, although global economic recovery is uncertain, it is expected that the Chinese economy will continue to maintain its strong growth and the demand in the Chinese telecommunications market will continue to grow, thus providing greater opportunities for the Company. However, as the Chinese telecommunications market opens further, competition will become more intense, which will bring additional challenges to the development of the Company's businesses. During 2003, the Company will seek to create a favorable external environment and will adhere to its existing strategies – "Establishing New Mechanisms, Constructing Advanced Networks, Adopting Advanced Technologies, Striving for High Growth, and Developing Integrated Businesses" – in an effort to accelerate the coordinated development of the Company's various businesses. The Company aims to achieve breakthroughs in the eastern provinces of the PRC by nurturing certain provincial, city and regional branches to achieve high revenue growth and high profitability. The Company will also seek to increase its market share of total operating revenue and profit of the industry, and maintain growth in revenue and profit.

The Company aims to achieve breakthroughs in the eastern provinces of the PRC by nurturing certain provincial, city and regional branches to achieve high revenue growth and high profitability. The Company will also seek to increase its market share of total operating revenue and profit of the industry, and maintain growth in revenue and profit.

The Company will maintain its strategy of coordinated development of the GSM and CDMA cellular businesses in 2003 so that the two businesses will supplement and complement each other in the areas of market position, resource allocation and marketing, and will jointly grow in terms of subscriber base, revenue and profit. The Company will aim to generate a profit from the CDMA business by: upgrading to CDMA 1X technology, optimising network quality, improving network coverage, promoting various services along the product value chain, broadening the scope of cooperation with service and content providers, focusing on the introduction of value-added services based on the CDMA 1X platform under the "U-Max" brand, capturing market share through the advantages of CDMA services in technology, products and value-added services, and turning value-added services into new sources of revenue growth for the Company. The Company will also aim to maintain steady growth in revenue and profit from the GSM business by: adhering to the principle of "seeking enhancement, optimisation, further potential and efficiency," making appropriate investments to improve the network, optimising the network, fully developing the potential of the network, increasing network quality and accelerating the development of new businesses.

The Company will seek to fully leverage the advantage of having a uniform network platform to develop integrated services. Through the integration of PSTN long distance telephony, IP telephony, video telephony, CDMA 1X and the Internet, the Company will seek to increase revenue and market share for the long distance, data, Internet and e-commerce businesses. By accelerating the development of the long distance and data businesses and by making further innovations for the Internet business, the Company will aim to establish an e-commerce platform based on advanced technologies and comprehensive service capabilities. These measures will allow the Company to increase investment returns from the fixed-line business.

The Company will actively pursue different measures, including through the further development of integrated services such as the "Cellular-paging bundled service", which integrates the paging and cellular services of the Company, and the "Unicom Assistant" service, to provide value-added services other than voice-based services to its existing cellular subscribers. At the same time, the Company will develop new businesses such as the outsourcing of paging centers in an effort to transition the paging business. The Company will also tighten its control of capital expenditure in the paging business and endeavor to stabilise paging revenues in order to reduce the loss from the paging business.

The Company will continue to bolster its marketing efforts and customer service. New marketing models will be created to adapt to the requirements of the ever-changing marketplace. The Company will also comply with the tariff policies promulgated by the PRC government and avoid price wars by competing on the basis of network quality and services and the advantages of its integrated businesses.

The Company will further enhance its corporate governance. Pursuant to new requirements of the relevant regulatory authorities, the responsibilities of special board committees mostly comprised of independent non-executive directors will be expanded, the internal controls and risk management systems of the Company will be enhanced, and the information disclosure controls and procedures, code of ethics for senior management and other guidelines and rules will be finalised and implemented. The Company will also further improve communications with its investors. In addition, the Company will strengthen its management system, strengthen the audit and supervision of its operations and strictly control operating expenses. The Company will also further enhance business practices and management structure and expedite the establishment of a corporate information system, in an effort to continually improve operational efficiency and management.

The Company will fully explore opportunities in the international and domestic markets to broaden financing channels, improve its access to the capital market and reduce financing costs. The Company will place more focus on international cooperation.

When appropriate, the Company will acquire the GSM cellular assets and cellular businesses of the ten unlisted provincial branches from Unicom Group, in order to establish a nationwide cellular network and further enhance its competitiveness.

I have full confidence in the future prospects of the Company. The management and all employees of the Company will embrace the challenges facing the Company and strive to achieve better operational results and greater value for shareholders.

On behalf of the Board of Directors, I would like to express my gratitude to our shareholders and to the community for their interest and support in the Company. I would also like to thank the management and all employees of the Company for their dedication and hard work.

杨贤足

Yang Xian Zu
Chairman & Chief Executive Officer

Hong Kong, 1 April 2003



Corporate Governance

With the aim of becoming a world-class telecommunications operator, the Company has continued to improve its corporate governance system and strengthen its management during 2002. The Company has further enhanced its various internal controls and has put in place relevant procedures and standards.

Corporate Governance

Board of directors

The Board of Directors administers the affairs of the Company according to the principles of accountability and serving the best interests of the Company. The responsibilities of the Board of Directors include: to review and approve announcements issued by the Company periodically regarding its business results and operating conditions, to review and approve the business strategies, budgets, international cooperation strategies, and other major investment, capital structure and merger & acquisition activities of the Company, etc. The Board of Directors, through two specially-designated committees, is also responsible for the supervision of the management and the implementation of internal control procedures.

More than one third of the existing members of the Board of Directors are non-executive directors, including three independent non-executive directors and one non-executive director. These independent non-executive directors and non-executive directors are all influential members of society who are experienced with the telecommunications industry, the businesses, finance and legal affairs of the Company, and the economic environment within and outside the PRC, and contribute greatly to the successful development of the Company. They frequently raise matters and voice opinions that are of concern to the shareholders and investors at the meetings of the Board of Directors, which have assisted the Board of directors in considering the best interests of the shareholders. During 2002, the Company arranged a trip for the non-executive and independent non-executive directors to visit its branches in China and meet with local sales offices to understand the actual operation status and customer service conditions of the Company. The Company seriously considered comments and recommendations from the non-executive and independent non-executive directors, and has adopted appropriate measures to address such comments and recommendations.

In 2002, the Company held four full board meetings, where the annual results of 2001, the interim results of 2002, the international development strategies and the acquisition of cellular businesses in nine provinces were discussed. Apart from the four full board meetings referred to above, several other board meetings were conducted by way of video conferencing and/or telephone conferencing.

The Board of Directors has always placed emphasis on its relations with the Company's shareholders and investors. A majority of our directors have been able to attend the Company's general meetings. The Company also holds meetings with analysts to discuss its publicly announced business results. A majority of the directors were able to attend these meetings during the year and listen to inquiries and comments raised by investors, fund managers and analysts.

Pursuant to the Company's Articles of Association, apart from the Chief Executive Officer of the Company, who is not required to retire from his post and be re-elected annually, not less than one third of the directors must retire; however, they are eligible for re-election as board directors. Shareholders vote on the re-election of board directors at each annual general meeting.

The Secretary to the Board of Directors is responsible to the Board of Directors. His duties are to ensure that, at each meeting of the Board of Directors, the procedures for such meetings are followed, and the applicable laws and regulations are complied with (in particular, the disclosure of a director's shareholdings in the Company, the disclosure of transactions that may conflict with the interests of the Group, restrictions on the purchase and sale of the Company's securities and the treatment of price-sensitive information.)

Committees under the board of directors

There are two committees established under the Board of Directors, namely, the Audit Committee and the Remuneration Committee. Each of these committees is currently comprised of two independent non-executive directors and a non-executive director. The chairman of each committee is an independent non-executive director.

Audit committee

The Audit Committee was established in August 2000. The responsibilities of the committee mainly include the following: to consider and approve the appointment, resignation and removal of external auditors and their fees; to review the interim and annual financial statements; to discuss with the external auditors any problems and comments raised during the audit; to review any correspondence from the external auditors to the management and the responses of the management; and to review the relevant reports concerning the internal control procedures of the Company. The committee meets once every six months (no less than twice each year), and assists the Board of Directors in the review of the financial statements in order to ensure effective internal controls and efficient auditing.

The Board of Directors recently approved certain amendments to the responsibilities of the Audit Committee proposed by the Audit Committee, including the strengthening of responsibilities in the following areas: to supervise the external auditors, who will directly report to the committee; to pre-approve the audit and non-audit services to be provided by the outside auditors, and to determine whether any non-audit services would affect the independence of the auditors; to discuss with the management the timing and procedures for the rotation of the partner of the auditing firm responsible for the audit of the Company and the partner responsible for the review of audit-related documents. These amendments were aimed at ensuring that the Audit Committee can carry out its duties more effectively, the Board of Directors can better monitor the financial condition of the Company in order to protect the assets of the Company, prevent significant errors in the financial statements or other losses to the Company, and the relevant requirements of the U.S. securities laws with respect to the Audit Committee are complied with. In accordance with the revised responsibilities of the Audit Committee, the number of meetings to be held by the committee will increase from not less than twice a year to not less than four times each year.

The Board of Directors has already recommended to the annual general meeting of shareholders that an additional independent non-executive director be appointed, details of whom were set out in the Report of the Board of Directors. Such additional independent director will join the Audit Committee, thus reinforcing its capabilities.

Remuneration committee

The Remuneration Committee was established in August 2000. The functions of the committee include the following: to consider and approve the remuneration plans proposed by the management, to revise the remuneration scheme of the executive directors and the share option scheme of the Company, and to propose detailed plans for the grant of share options. The committee meets at least once every year.

The Remuneration Committee conducts performance appraisals for the Chief Executive Officer and determines the Chief Executive Officer's year-end bonus pursuant to the performance target contract entered into between the Board of Directors and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management, the results of which are subject to the review of the Remuneration Committee.

Annual general meeting of the shareholders

The annual general meeting of the shareholders transacts the businesses to be decided by the shareholders, and provides an opportunity for the directors and shareholders to communicate with each other. The Company places a great deal of emphasis on the annual general meeting of the shareholders. The directors and senior management of the Company all use their best efforts to attend the meeting.

Remuneration of directors and senior officers

The Company provides remuneration to the non-executive officers for their services, and regularly reviews the standards for the determination of such remuneration. In addition, the Company grants share options to directors and senior officers in accordance with the share option scheme of the Company. These incentives align the long-term interests of the directors and the senior officers with those of the shareholders.

Code for securities transactions and code of best practice

The Company has prepared the Procedures for Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The directors of the Company execute letters of confirmation in favour of the Company declaring their compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules once every six months.

Internal audit

The Company has established an internal audit.body. Internal audit focuses on efficiency, accountability and internal controls, performing a significant role in strengthening the operation and management of the Company, improving the internal controls system, guarding against operational risks and increasing economic efficiency. During 2002, the Company strengthened its control over the audit process, by centralising the management of the audit work at the Company headquarters, rather than at the level of the various provincial subsidiaries. The Company also further improved the internal audit system and standards, by enhancing the supervision of the operation and management of the Company, so that the internal audit system can further accommodate the requirements of the internal controls.

24

Information disclosure controls and procedures standards

In order to further enhance our system of information disclosure, and to ensure the truth, accuracy, completeness and timeliness of our public disclosures, the Company has adopted and implemented the Standards for Information Disclosure Controls and Procedures, pursuant to which: an Information Disclosure Review Committee, led by management at the chief executive officer's level, was established; procedures were established to compile and report the Company's financial and operational statistics and other information, and to draft and supervise the periodic reports; detailed implementation rules were established as to the verifications on financial data, in particular that personal certifications were required in the top-up manner from the officers in charge at the various levels of the subsidiaries, branches and major operating units of the Company; the fundamental principles of information disclosure were provided; the internal audit body must conduct audits that cover not less than 30% of the areas subject to internal controls; and the Company's tariff system is also subject to monitoring and control, where the annual review must cover not less than 30% of the transactions. A Code of Ethics for the senior management was prepared, which requires senior officers to strictly comply with the information disclosure controls and procedures of the Company and imposes relevant penalties upon officers who breach such procedures. The management will regularly evaluate the implementation of these standards.

Transparency and investor relations

The Company must report the financial conditions of the Company to its shareholders and investors on a semi-annual and annual basis. In order to improve transparency and provide additional information to shareholders, investors and the public at appropriate times, so as to facilitate their understanding of the operational condition of the Company on a timely basis, the Company has adopted and implemented a quarterly reporting system, under which certain key unaudited operating and financial statistics are disclosed. At the same time, key operating statistics are disclosed on a monthly basis. The Company also discloses at appropriate times any new development that may have a significant effect on the business of the Company through press releases, announcements, various media and the Company's website. The investor relation department of the Company is responsible for the provision of information and services required by investors, the provision of responses to their inquiries, and maintenance of timely communications with investors and fund managers.

The management of the Company regularly meets with analysts and investors. During 2002, the Company promptly and accurately disclosed certain significant events, including the listing of A Shares on the Shanghai Stock Exchange by China United Telecommunications Corporation Limited, the holding company of China Unicom (BVI) Limited, the controlling shareholder of the Company and the acquisition of cellular businesses and assets in nine provinces by the Company. The Company also arranged periodic site visits and meetings with the management of the Company and our operating subsidiaries, as requested by analysts and investors, which allowed the analysts and investors to learn about the development of the Company's various businesses. The Company has also engaged an investor relations consultancy firm to conduct surveys on the composition of our public shareholding structure. The survey gave the Company better information regarding its investors to enable the Company to effectively target communications with investors.

Staff training and development and code of ethics

The Company has set up different staff training programs for different categories of staff in accordance with the development strategies and business objectives of the Company. The Company provides various opportunities for senior officers to participate in executive MBA programs, as well as regular training programs. In 2002, 140 senior officers, comprised of deputy general managers or above from the provincial subsidiaries and branches, received training in Hong Kong, 240 middle to senior marketing executives received training at telecommunications operators in the United States, and other staff also received necessary technical training. Through these training opportunities and programs, the Company continued to improve the managerial skills of its senior officers and the technical skills of other employees. At the beginning of each year, the Company conducts comprehensive performance appraisals of officers at all levels and other employees for the prior year. The results of these appraisals are directly linked to bonuses. An appraisal includes a review of the results of an employee's work and the employee's implementation of his/her duties during the year, and the result of the appraisal is directly linked to the employee's bonus. To date, the Company has already set out relatively comprehensive standards governing the acts of officers and general staff, including the code of ethics for the management and senior staff and an employee handbook.

Awards

The Company ranked second among the Best Companies in the PRC and fourth among the Best Cellular Telecommunications Companies in Asia in the seventh annual poll of Asia's Best Companies by *Euromoney*, an international financial magazine. The rankings were determined on the bases of surveys conducted with analysts at major banks and research companies in the region by *Euromoney*, with particular focus on market share, profitability, growth potential, level of management and earnings.

Mr. Yang Xian Zu, the Chairman of the Company, was voted one of the "Top Ten Most Influential People in the PRC in 2002" by China Central Television. The award focuses on the innovative initiatives, the complexity of challenges faced and the influence exerted on society by the individual contenders. Winners all played an active role in the economic life of China in 2002 and were recognised for their unique contribution to the economic and societal development of China.



Growth

In 2002, the Company experienced tremendous growth for its mobile communication, international and domestic long distance, data communication and Internet businesses. As a result, the Company's overall position was substantially enhanced.

Business Review

I. Summary

The Company is an integrated telecommunications operator in China, providing a variety of telecommunications services including cellular telecommunication, international and domestic long distance, data communication, Internet and paging. In 2002, the Company experienced tremendous growth in its key businesses. As a result, the Company's overall strength was substantially enhanced, securing its position as a key competitive entity in China's telecommunications market.

In cellular communication business, the Company maintained a coordinated development in both GSM and CDMA businesses. GSM business sustained robust growth, while the Company's CDMA business, which commenced operations in the beginning of 2002, achieved significant progress. As of December 31, 2002, the Company had a total of 43.114 million cellular subscribers, of which GSM subscribers accounted for 38.623 million and CDMA subscribers accounted for 4.491 million. The Company's average market share in its service areas increased to 32.6% at the end of 2002 from 28.5% at the end of 2001, whilst the average market share of net subscriber additions increased to 43.6% at the end of 2002 from 37.2% at the end of 2001. SMS volume of both GSM and CDMA increased to 7.18 billion messages in 2002. We have commenced GSM international roaming services with 118 operators in 67 countries and regions and CDMA international roaming services with 7 operators in 7 countries and regions.

The Company's international and domestic long distance business grew significantly during the year. Total minutes of outgoing international and domestic long distance calls reached 13.25 billion minutes in 2002, representing a market share of 11.6%. Of which, total minutes of PSTN outgoing long distance calls accounted for 6.37 billion minutes, representing a market share of 11.5%, whilst total minutes of IP outgoing calls increased to 6.88 billion minutes, representing a market share of 11.7%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan amounted to 1.47 billion minutes in 2002. The Company's leased line service had a total of 8472 x 2Mbps bandwidth leased out in 2002.

Data communication and Internet businesses witnessed rapid expansion. As of December 31, 2002, the number of leased Asynchronous Transfer Mode ("ATM") and Frame Relay ("FR") bandwidth totaled 1466 x 2Mbps on an accumulative basis. Internet subscribers increased to 7.292 million.

The number of paging subscribers continued to decline. As of December 31, 2002, the Company had 17.682 million paging subscribers.

The Company's optical fiber transmission network continued to expand. As of December 31, 2002, the total length of optical fiber transmission network was 486,000 km, of which optical fiber backbone transmission network accounted for 110,000 km.

The Company is dedicated to provide the highest quality of services. In 2002, centered around the CDMA business, we established an efficient industry value chain comprising telecom operator, handset manufacturers, distribution agents and content providers.

To comprehensively improve customer satisfaction and speed up the development of all business areas, we carried out a series of strategies including brand integration, enhanced marketing toward corporate customers, improved services of the nationwide "1001" hotline, and a campaign of "total customer satisfaction with service excellence".

The Company is committed to technology and innovation. We have built the first nationwide CDMA Intelligent Network (IN) in China, the first nationwide integrated network platform supporting voice, data, Internet and video services, and the first nationwide commercial videoconference system and video telephony system based on IP technology.

Recognising the tremendous potential of China's telecommunications market as well as the new challenges and opportunities that we are facing, we are highly confident that we will be able to seize the opportunities to accelerate our business development and growth, strengthen and enhance our business, improve customer service quality, and achieve superior results.

Cellular

The Company will continue to fortify the principle of "parallel, coordinated development for our GSM/CDMA dual-network operations" for the cellular business. Through the active promotion of wireless data services, the Company is poised to strengthen its significant market position in China's cellular market.

II. Business review

Strong results in cellular communication business

Products and services

The Company offers both high quality post-paid and pre-paid GSM cellular communication services. Since the beginning of 2002, the Company has been the exclusive provider of premium CDMA services in China. Our wireless data service is uniformly branded under the name "U-Max". In 2002, based on our SMS platform under the brand name of "UNI-INFO", we offered information subscriptions and broadcasting request. Leveraging the Company's Internet platform (with "165" as dial-up access number), and its close co-operation with Internet content providers and Internet service providers, the Company offers value-added wireless data applications and services to its customers. In addition, the Company has also launched its CDMA 1X wireless data services.


32.6%
28.5%
22.7%
12.77
27.03
43.11
00
01
02

Cellubar subscribers and market share

□ GSM subscribers (In million)
□ CDMA subscribers (In million)
-○- Market share (%)

GSM business

Subscriber base

As of December 31, 2002, the number of GSM subscribers was 38.623 million, representing an increase of 11.590 million from 27.033 million at the end of 2001, or a 42.9% growth year-on-year. Of which, post-paid subscribers accounted for 18.679 million, representing an increase of 2.190 million from 16.489 million at the end of 2001, or a 13.3% rise year-on-year. Pre-paid subscribers increased from 10.544 million at the end of 2001 to 19.944 million, representing an increase of 9.400 million. The proportion of pre-paid subscribers to the total number of subscribers rose to 51.6% at the end of 2002 from 39.0% at the end of 2001. The rapid growth in GSM subscribers was mainly attributable to an increase in brand awareness, continuous enhancement of network quality and high quality differentiated services.





117.4%
61.4%
176.3
383.2
618.5
00
01
02

GSM minutes of usage

MOU (100 million)
Growth rate (%)





3.3%
179.5
161.2
155.8
00
01
02

GSM MOU

MOU (Minutes)

Minutes of usage ("MOU")

Following a significant expansion in the number of cellular subscribers, total minutes of usage for GSM subscribers in 2002 was 61.85 billion minutes, representing a 61.4% increase from 38.32 billion minutes in 2001. SMS volume of GSM reached 6.8 billion messages in 2002 in total. The SMS business has assumed an important role in attracting customers to the Company's services, and has contributed to the increase in the usage volume.



20.0%
124.3
86.3
69.0
00
01
02

GSM ARPU

ARPU (RMB)

Average MOU & average revenue per subscriber per month ("ARPU")

In 2002, the average MOU per subscriber per month for GSM services was 155.8 minutes, representing a decline of 5.4 minutes from 161.2 minutes in 2001, or a 3.3% reduction year-on-year, and representing a decline of 0.9 minutes from 156.7 minutes in the first half of 2002 as mentioned in the Interim Report. Of which, post-paid MOU was 212.0 minutes, whilst pre-paid MOU was 92.3 minutes. ARPU for GSM services in 2002 was RMB69.0, representing a decline of RMB17.3 from RMB86.3 in 2001, or a 20.0% reduction year-on-year, and representing a decline of RMB2.6 from RMB71.6 in the first half of 2002 as mentioned in the Interim Report. Of which, ARPU for post-paid subscribers was RMB82.2, whilst ARPU for pre-paid subscribers was RMB54.1. The decrease in ARPU was attributable to, first, an increase in the proportion of pre-paid subscribers and a reduction in the average MOU, and second, intensified competition in the market and regional service promotion leading to a decrease in revenue growth.

Churn rate

In 2002, the churn rate for GSM services was 14.6%, a decline from 16.3% in 2001.

CDMA business

Subscriber base

As of December 31, 2002, total number of CDMA subscribers was 4.491 million. The rapid growth in CDMA subscribers was mainly attributable to the advantages of CDMA technology, such as low handset radiation, better voice quality and enhanced privacy, as well as the Company's proactive marketing approach.

Minutes of usage ("MOU")

The total minutes of usage for CDMA subscribers in 2002 was 5.90 billion minutes. As of December 31, 2002, SMS volume amounted to 0.38 billion messages, of which 0.15 billion messages were transmitted in December.



315.5
212.0
CDMA
GSM postpaid

CDMA MOU

MOU (Minutes)

Average MOU & average revenue per subscriber per month ("ARPU")

In 2002, the average MOU per subscriber per month for CDMA services was 315.5 minutes, 103.5 minutes (48.8%) higher than the 212.0 minutes for GSM post-paid services. ARPU for CDMA services in 2002 was RMB172.3, RMB90.1 (109.6%) higher than the RMB82.2 for GSM post-paid services. We are committed to a coordinated development of both GSM and CDMA businesses. Our strategy of targeting the high-end CDMA market has achieved good results.

Churn rate

In 2002, the churn rate for CDMA services was 0.96%, significantly lower than that of GSM services. The loss of CDMA subscribers was primarily attributable to service terminations of users of the former Great Wall network acquired by the Company.



172.3
82.2
CDMA
GSM postpaid

CDMA ARPU

ARPU (RMB)



International and Domestic Long Distance Business

For long distance business, the Company's key objectives are to increase market share, rationalise investment, optimise the network, and focus on core voice business so as to capitalise on the advantages of being an integrated telecommunications operator for future development of new services. The Company will also leverage the diversified nature of its service to speed up development and to create new prospects and growth opportunities for the Company.

Tremendous growth in international and domestic long distance business


11.6%
7.7%
1.3%
00
01
02
PSTN + IP long distance market share

International and domestic long distance business

The total minutes of the Company's outgoing international and domestic long distance calls increased to 13.25 billion minutes in 2002 from 6.41 billion minutes in 2001, a growth of 106.7% year-on-year, attaining a market share of 11.6%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan increased to 1.47 billion minutes in 2002 from 1.23 billion minutes in 2001. Both international and domestic long distance businesses maintained robust growth.



32


106.7%
132.5
68.8
589.2%
64.1
9.3
00
01
02

International & domestic long distance outgoing calls

IP telephony (100 million minutes)
PSTN long distance (100 million minutes)
Growth rate (%)

PSTN long distance business

PSTN long distance business recorded strong growth. As of December 31, 2002, PSTN long distance business covered 329 cities, representing 97.6% of the 337 cities nationwide. There were a total of 21.832 million registered subscribers. The total minutes of PSTN outgoing long distance calls accounted for 6.37 billion minutes, representing an increase of 134.2% from 2.72 billion minutes in 2001. Of this, domestic long distance calls accounted for 6.23 billion minutes, whilst international, together with Hong Kong, Macau and Taiwan long distance calls amounted to 140 million minutes. The total minutes of incoming international calls was 1.31 billion minutes.

IP telephony

IP telephony business continued to grow rapidly. As of December 31, 2002, the number of cities covered by the Company's IP telephony network increased to 337 from 320 at the end of 2001. International roaming was available in 50 countries and regions. The total minutes of IP outgoing long distance calls reached 6.88 billion minutes, representing an increase of 86.4% from 3.69 billion minutes in 2001. Of this, domestic long distance calls accounted for 6.75 billion minutes, whilst international, together with Hong Kong, Macau and Taiwan totaled 130 million minutes. The total minutes of incoming international calls amounted to 160 million minutes.

Leased line business

The Company offers a variety of leased line services based on customers' different bandwidth requirements. As of December 31, 2002, total bandwidth leased was 8,472 x 2Mbps.

Network infrastructure


Qiqihar
Baicheng
Harbin
Urumqi
Changchun
Fuxin
Shenyang
Hohhot
Beijing
Tianjin
Dalian
Yinchuan
Taiyuan
Shijiazhuang
Yantai
Xining
Lanzhou
Jinan
Qingdao
Zhengzhou
Xuzhou
Lianyungang
Baoji
Xi'an
Bangbu
Nanjing
Hefei
Shanghai
Yichang
Hangzhou
Chengdu
Lhasa
Wuhan
Jiujiang
Ningbo
Chengqing
Jiangshan
Yingtan
Changsha
Hanchang
Guiyang
Fuzhou
Kunming
Guangzhou
Xiamen
Nanning
Shenxhen
Zhanjiang
Haikou
Network under construction
Transmission via satellite
Finished
International gateway





Data and Internet Services

On the data communications business front, in addition to the goal of utilising the existing network resources to the fullest extent, the Company also focuses on further network optimisation, more efficient network resources deployment, and upgrading its network quality. On the Internet business front, the Company remains focused on three major areas: dedicated Internet access, dial-up Internet access and e-Commerce applications. The Company will continue to establish innovative services, try out new forms of co-operation and alliances.

Characteristic data and Internet businesses

Data business

As of December 31, 2002, total bandwidth leased for ATM and FR carrier operations amounted to 1,446 x 2Mbps.

Internet business

The Internet related services that the Company currently provides include dedicated line Internet access, dial-up Internet access, Internet data center ("IDC") as well as virtual private network ("VPN"), virtual private dial-up network ("VPDN"), Internet international roaming and "Ruyi mailbox" services. In addition, the Company also actively develops other Internet application businesses, including ICP services and e-Commerce services.

As of December 31, 2002, the Company provided Internet access services in 305 cities across the country, whilst Internet international roaming services were available in 144 countries and regions. Internet subscribers increased to 7.292 million at the end of 2002 from 3.544 million at the end of 2001, representing a 105.8% growth year-on-year. Of which, the number of dedicated line subscribers amounted to 22,596 and the number of dial-up subscribers accounted for 7.269 million.



Paging

The Company's primary focus for the paging business is to stabilise its existing paging subscriber base, and reduce operating expenses. The Company will assemble resource sharing between paging and "1001" customer services and accelerate the development of "Unicom Assistant", "Unicom paging information services" and other value-added services to stabilise revenue from paging.

Adjustment and transformation of paging business

Products and services

The Company has transformed its original paging network into an integrated information platform and introduced "Unicom Paging Information Services" to offer a variety of wireless data services, including stock quotation, flight information, weather information, and entertainment news. With the launch of paging-cellular bundled services such as "Paging-Cellular Interlink " and "Unicom Assistant", the Company leveraged on the advantages of an integrated business to sell bundled paging and cellular services to our subscribers. The Company also fully utilised its paging resources to provide differentiated services such as "Operator-assisted Short Messages", "Secretarial Services through Operator Assistance" and other value-added services.

Subscriber base

The Company added 4.543 million new subscribers in 2002. As of December 31, 2002, the number of paging subscribers was 17.682 million, representing a decline of 15.225 million from 32.907 million at the end of 2001, or a 46.3% reduction year-on-year. Users subscribing to the "Unicom Assistant" service increased significantly, totaling 7.94 million subscribers.



36

Average revenue per subscriber per month ("ARPU")

In 2002, the average revenue per paging subscriber per month was RMB7.3, representing a decrease of RMB2.1 from RMB9.4 in 2001, or a 22.3% reduction year-on-year, whilst the ARPU was slightly higher than that of RMB7.2 in the first half of 2002 as mentioned in the Interim Report. The Company proactively provides value-added services to its paging subscribers and also cooperates with other paging operators to stabilise the paging market, resulting in a stable paging ARPU.



Churn rate

The churn rate of the paging business rose from 57.6% in 2001 to 66.3% in 2002. The increase in churn rate was mainly due to the migration of paging subscribers to cellular communication and other telecommunications services.





Network Infrastructure

The focus of network infrastructure and supporting system will be to safeguard the development needs of all business areas. The focus was the construction of local area network and local access network, and the optimisation of the structure of local transmission network, safeguarding of access from cellular base stations and corporate customers.

Network infrastructure

In 2002, the Company's existing infrastructure transmission network resources were effectively utilised and shared. As of December 31, 2002, the optical fiber transmission network totaled 486,000 km in length, covering 330 cities across the country, of which optical fiber backbone transmission network accounted for 110,000 km and covered 322 cities. In addition, to facilitate the rapid development of the Company's various businesses, sections of the nationwide optical fiber transmission network are now available for leasing to other telecommunications operators and the general community.



37.6
11.0
00
01
02

Optical fiber transmission network length

- Local transmission network (10 thousand kilometers)
- Backbone transmission network (10 thousand kilometers)



III. Acquisition of cellular businesses in 9 provinces and municipalities and combined cellular businesses in 21 provinces and municipalities

The acquisition of cellular businesses in 9 provinces and municipalities

Summary

The Company acquired the cellular communication businesses in 9 provinces, municipalities, comprising Jilin, Heilongjiang, Jiangxi, Henan, Guangxi, Chongqing, Sichuan, Shaanxi and Xinjiang. As of December 31, 2002, the total number of cellular subscribers in the 9 acquired regions was 16.596 million, of which the number of GSM subscribers was 14.843 million and the number of CDMA subscribers was 1.753 million. The 9 acquired regions had an average market share of 34.4%, and a 44.0% average market share in net subscriber addition. SMS volume of both GSM and CDMA totaled 1.84 billion messages in 2002.

GSM business

As of December 31, 2002, the number of GSM subscribers in the 9 acquired regions amounted to 14.843 million, representing an increase of 5.280 million from 9.563 million at the end of 2001, or a 55.2% growth year-on-year. Of this, the post-paid subscribers accounted for 11.040 million, representing an increase of 3.44 million from 7.60 million at the end of 2001, or a 45.3% growth year-on-year, whilst pre-paid subscribers grew from 1.962 million in 2001 to 3.803 million, representing an annual addition of 1.841 million. The proportion of pre-paid subscribers increased from 20.5% at the end of 2001 to 25.6% at the end of 2002. The total minutes of usage for GSM subscribers amounted to 28.32 billion minutes, representing an 86.1% increase from 15.22 billion minutes in 2001.

In 2002, the average MOU per GSM subscriber per month in the 9 acquired regions was 191.4 minutes, an increase of 8.8 minutes from 182.6 minutes in 2001, representing an increase of 4.8%. Of which, post-paid MOU was 220.0 minutes and pre-paid MOU was 99.6 minutes. ARPU was RMB67.1, representing a decline of RMB12.3 from RMB79.4 in 2001, or a 15.5% reduction year-on-year. Of this, post-paid ARPU was RMB72.7, whilst pre-paid ARPU was RMB49.2.

CDMA business

As of December 31, 2002, the number of CDMA subscribers in the 9 acquired regions amounted to 1.753 million. The total minutes of usage for CDMA subscribers amounted to 2.37 billion minutes. The average MOU per CDMA subscriber per month was 364.4 minutes, 144.4 minutes higher than the 220.0 minutes per subscriber for GSM post-paid. ARPU was RMB187.9, RMB115.2 higher than the RMB72.7 for GSM post-paid.

39

Cellular businesses for the combined 21 provinces and municipalities

Summary

As of December 31, 2002, the number of cellular subscribers in the combined 21 provinces and municipalities totaled 59.710 million, of which GSM subscribers accounted for 53.465 million and CDMA subscribers accounted for 6.245 million. The average market share in the combined 21 provinces and municipalities was 33.1%, and the average market share of net additions reached 43.7%. In 2002, the usage volume of SMS of both GSM and CDMA totaled 9.02 billion messages.

GSM business

As of December 31, 2002, the GSM subscribers in the combined 21 provinces and municipalities totaled 53.465 million, representing an increase of 16.869 million from 36.596 million at the end of 2001, or 46.1% growth year-on-year. Of which, post-paid subscribers accounted for 29.718 million, representing an increase of 5.629 million from 24.089 million at the end of 2001, or a 23.4% growth year-on-year. Pre-paid subscribers rose from 12.506 million at the end of 2001 to 23.747 million, representing an increase of 11.241 million. The proportion of pre-paid subscribers increased from 34.2% at the end of 2001 to 44.4% at the end of 2002. The total minutes of usage for the GSM subscribers amounted to 90.16 billion minutes, representing an increase of 68.4% from 53.54 billion minutes in 2001.

In 2002, the average MOU per month in the combined 21 provinces and municipalities was 165.5 minutes and the APRU was RMB67.3.

CDMA business

As of December 31, 2002, the number of CDMA subscribers in the combined 21 provinces and municipalities totaled 6.245 million. The total minutes of usage for the CDMA subscribers amounted to 8.28 billion minutes. The average MOU per month for the CDMA business was 328.1minutes and the ARPU was RMB172.2.

IV. Sales and marketing

Operating philosophy

The Company fully leverages on its unique position as an integrated telecommunications service provider, targets products and services to the needs of its customers, conducts market surveys, systematically employs product packaging, branding, advertising, pricing strategies, distribution channels and promotional packages, endeavors to improve market segmentation and composite sales, leverage the strength of business, technology and service differentiation, and provides personalised and comprehensive services. All these strategies have helped the company gain market share.

Marketing strategies

The Company has established a marketing management system with strong planning capabilities. In 2002, the Company departed from its traditional marketing model, and successfully introduced its CDMA services into the market through innovative offerings such as "CDMA handset rental through service fee prepayment", "points accumulation program" as well as "Subscribers' Club". This has paved the foundation for a sustainable growth for China Unicom's CDMA services.

The Company seeks to innovate its operation by offering customers a full range of flexible telecom services such as GSM and CDMA cellular services, international and domestic long distance, data communication, combined Internet and paging services, bundled basic and value-added services. This has led to the development of innovative services bundling.

Branding strategies

The Company considers brand name as a valuable intangible asset and has focused on the creation and implementation of a united brand development strategy. We established the China Unicom brand series, creating renowned brands such as "Unicom Horizon", "U-Max" and "UNI-INFO". The resulting brand advantage has magnified our strength as an integrated telecommunication services provider. According to a survey conducted by Gallop in August 2002, the China Unicom brand name has reached 99% recognition in the urban areas of China.

Customer services

The Company has made substantial investment in the establishment of the UNI-CRM customer relations management system including billing, account management, and the "1001" customer service to provide our customers with integrated and convenient services such as customer enquiry, bill enquiry, complaints, sales, payment reminder and emergency services. In 2002 the Company also launched a "Total customer satisfaction through excellent service" campaign to further upgrade the quality of its customer service.

41

Sales and distribution channel

The Company has established a nationwide sales and distribution network, which comprises its own sales and distribution outlets, agents, distributors, joint sales outlets, direct sales team and agents for major corporate customers. As of December 31, 2002, the Company had 3,256 self-owned sales outlets, and over 48,116 agents and distributors, amounting to a total of 51,642 sales outlets.

In 2002, with CDMA business as the Company's principal focus, we established an efficient industry value chain comprising telecom service provider, handset manufacturers, distributors and content providers. Based on the principle of "mutual benefit, win-win by co-operation", the pace of our business development has been enhanced. Furthermore, the Company also conducted sales on a one-to-one basis through its direct sales team and agents to target high usage corporate customers. We have also strengthened co-operation with institutions with extensive information on potential Unicom customers to leverage their resources to grow our customer base.

Tariff strategies

The Company, while observing the rules and regulations promulgated by the relevant government regulatory authorities in the PRC, adopts flexible promotion policies and bundled sales strategies to facilitate the rapid development of its various businesses. The Company takes proactive steps to offer secure and reliable communication services to ensure total customer satisfaction, and to implement tariff strategies that avoid excessive price competition, in order to strengthen its market competitiveness and gain market share. In May 3, 2002, the Company received a notice from the relevant government regulatory authorities in the PRC informing the Company that the spectrum usage of the Company's GSM network and CDMA network will be charged at RMB15 million per MHz of frequency per year (upward and downward frequencies will be charged separately). This new fee structure was effective from July 1, 2002, and will be implemented progressively over a period of 3 years and a period of 5 years respectively.

V. Business development strategies

China Unicom's business development strategies for 2003 will focus on broadening the range of services, strengthening its market position and enhancing the quality of products and services. The Company will focus on bottom-line profitability growth, business structure reorganisation, establishment of "state-of-the-art" networks, as well as enhancement of the quality of sales and customer services.

Cellular

The Company will continue to fortify the principle of "parallel, coordinated development for our GSM/CDMA dual-network operations" for the cellular business. Through the active promotion of wireless data services, the Company is poised to strengthen its significant market position in China's cellular market. The Company will take a four-pronged approach to develop its cellular business. The first step is to strengthen its market share by positively differentiating its cellular services through the provision of innovative wireless data value-added services with an emphasis on its quality network, diversified services and premium franchise image. Secondly, the Company will continue to uphold its principles to "enhance its services, optimise its network, identify potential opportunities and increase its efficiency". The Company aims to strengthen the GSM operation as its core business. It strives to reduce operating costs and carry out field trials on the GSM/CDMA dual-mode handsets. Thirdly, the Company will introduce CDMA 1X wireless data services to establish an integrated platform to enrich its GSM and CDMA value-added content businesses. The Company will accelerate the roll-out of various wireless data value-added services, for instance, the wireless multimedia email services, downloading services, location-based services, etc. to establish leadership in these contents services. Fourth is to establish a "state-of-the-art" network and further improve the capability of its cellular network management centers. By incorporating scientific criteria to monitor and assess the network quality with precision, the Company can further enhance the quality of network operations and maintenance, and technological standards for both GSM and CDMA networks.

Long distance

For long distance business, the Company's key objectives are to increase market share, rationalise investment, optimise the network, and focus on core voice business so as to capitalise on the advantages of being an integrated telecommunications operator for further development of new services. The Company will also leverage the diversified nature of its services to speed up development and to create new prospects and growth opportunities for the Company.

Data communication

On the data communications business front, in addition to the goal of utilising the existing network resources to the fullest extent, the Company also focuses on further network optimisation, more efficient network resources deployment, and upgrading its network quality. Through the UNI-ONE integrated services, the Company will aggressively promote the idea of accessing integrated telecommunications services such as VOIP, dedicated data line, Internet, video conferencing, and video phone through one single line. These services mainly target customers with high telecommunications services demand. The Company will make use of its abundant bandwidth resources and its first-mover advantage in videophone system to strengthen our market position and capabilities in this business area.

Internet

On the Internet business front, the Company remains focused on three major areas: dedicated Internet access, dial-up Internet access and e-Commerce applications. The Company will continue to establish innovative services, try out new forms of co-operation and alliances, and introduce special featured services such as "Ruyi mailbox", VPN, and VPDN. The Company will adopt business model that is mutually beneficial to each party to encourage third-party investment such as construction of "residential access networks", "Unicom Internet Community" and Wireless LAN. The Company will also establish an e-Commerce platform with unified user identity authentication function and payment function, which provides total solutions for selected industries; thereby satisfying the needs of the market. We hope that through the implementation of such platform, the Company can increase the e-Commerce transaction volume and extend the applications, which in turn will stimulate usage and further development of our Internet business.

Paging

With regard to the paging business, the Company's primary focus is to stabilise the Company's existing paging subscriber base, especially for corporate customers, and to reduce operating expenses. In consideration of the existing paging resources, the Company intends to rationalise the business, organisation structure, staff size, assets and network infrastructure. The Company will assemble resource sharing between paging and "1001" customer services, and accelerate the transformation of redundant paging assets and personnel to "1001" and other outsourcing call centers. The Company will also accelerate the development of "Unicom Assistant", "Unicom paging information services" and other value-added services to stabilise revenue from paging.

Network infrastructure

The focus of network infrastructure and supporting system will be to safeguard the development needs of all business areas. The focus for 2002 was the construction of local area network and local access network, and the optimisation of the structure of local transmission network, safeguarding of access from cellular base stations and corporate customers. The focus of the Company's UNI-IT system development would be enterprise resources planning ("ERP"), customer relationship management ("CRM") and office automation ("OA").

The Company will seize on opportunities, overcome challenges, and integrate various resources effectively to develop its core competitiveness. It will continue to increase its franchise value and its competitive edge on a wide product mix and differentiated services, as well as expand sales and distribution channels. This would facilitate the synergistic development of the Company's inter-related business units. More importantly, these efforts will enable the Company to be more responsive and adaptive to market changes and to increase total customer satisfaction. With the provision of quality products and services, China Unicom can fully capitalise on its unique advantage as a fully integrated telecommunications provider to further strengthen its position as a key competitive entity in China's telecommunications market.



Financial Analysis

As China's economy and its telecommunication industry continued its steady and rapid growth, the Company achieved sound financial results in 2002 by providing superior services and improving network quality. The Company will continue to pursue technological advance and service innovation, and focus on the optimum allocation and integrated usage of telecommunications resources.

Management's Discussion and Analysis of Financial Condition and Results of Operations

I. Overview

As China's economy grew steadily and as the telecommunications industry grew rapidly, we achieved sound financial results in 2002 by providing superior services and improving network quality. We continue to pursue technological advance and service innovation and focus on the optimum allocation and integrated usage of telecommunications resources.

Annual operating revenue increased by 38.0% from 2001 to RMB40.58 billion. Annual operating profit increased by 39.1% from 2001 to RMB7.32 billion and net income increased by 2.5% from 2001 to RMB4.57 billion. Earning per share was RMB0.364 increased by 2.5% compared with last year.

EBITDA increased by 37.4% from 2001 to RMB18.58 billion and EBITDA margin (EBITDA as a percentage of operating revenue), at 45.8%, remained comparable to 46.0% in 2001. Of the total EBITDA, EBITDA for the GSM Cellular Business increased by 42.9% from 2001 to RMB15.96 billion and EBITDA margin for this business increased from 52.4% in 2001 to 56.8% in 2002. Annual capital expenditure decreased by 39.4% from RMB31.25 billion in 2001 to RMB18.94 billion in 2002, resulting in a saving of 12.8% from RMB21.72 billion projected in the beginning of 2002. Free cash flow (net income + depreciation and amortisation - capital expenditure) improved significantly from RMB-18.53 billion in 2001 to RMB-3.12 billion in 2002.

Operating revenue from our Cellular Business maintained a high growth rate of 48.9% in 2002. Through the coordinated development of our GSM and CDMA networks, the operating profit from our GSM Cellular Business maintained a rapid growth rate of 36.0% to reach RMB7.64 billion in 2002. However, as our CDMA Cellular Business was in its initial phase, the operating loss in the CDMA Cellular Business for the second half of 2002 was RMB0.39 billion, which was smaller than the RMB0.60 billion loss recorded in the first half of 2002. Annual operating revenue and operating profit from our Long Distance, Data and Internet Business increased by 68.6% and 99.6%, respectively. We were able to significantly enhance our competitiveness by steadily increasing revenue generation and operational efficiency and further improving our free cash flow.

46


23.69
29.39
40.58
00
01
02

Total operating revenue
(RMB in billion)

II. Operating revenue

In 2002, revenue growth remained strong as we significantly strengthened our overall competitiveness. Our annual operating revenue increased by 38.0%, from RMB29.39 billion in 2001 to RMB40.58 billion in 2002.

Our operating revenue is mainly generated by the GSM and CDMA Cellular Business, the Long Distance, Data and Internet Business and the Paging Business. The table below sets forth the changes in revenue composition and their percentage of total operating revenue for each of our business segments for the years 2000, 2001 and 2002.


41.0%
4.6%
54.4%
2000


11.3%
72.5%
16.2%
2001


13.7%
78.3%
8.0%
2002

Cellular
Long distance, data and Internet
Paging

Revenue structure

47

	2000		2001		2002	
	RMB in million	% of Total Operating Revenue	RMB in million	% of Total Operating Revenue	RMB in million	% of Total Operating Revenue
Total operating revenue						
Cellular	12,884	54.4%	21,326	72.5%	31,757	78.3%
GSM	12,884	54.4%	21,326	72.5%	28,109	69.3%
CDMA	–	–	–	–	3,648	9.0%
Long Distance, Data and Internet	1,096	4.6%	3,309	11.3%	5,578	13.7%
Long Distance	–	–	1,489	5.1%	2,779	6.8%
Data and Internet	–	–	1,820	6.2%	2,799	6.9%
Paging	9,712	41.0%	4,758	16.2%	3,241	8.0%
Total	23,692	100.0%	29,393	100.0%	40,577	100.0%

Operating revenue from our Cellular Business grew steadily and continued to be the major force behind the growth in our total operating revenue in 2002, with its share of total operating revenue increasing from 72.5% in 2001 to 78.3% in 2002. Operating revenue from our Long Distance, Data and Internet Business increased rapidly, increasing its share of total operating revenue from 11.3% in 2001 to 13.7% in 2002. In the same period, operating revenue from the Paging Business as a percentage of total operating revenue decreased from 16.2% in 2001 to 8.0% in 2002. The changes in our operating revenue composition reflect our focus on high growth businesses.


12,884
21,326
31,757
00
01
02
Revenue of cellular business
(RMB in million)

1. Steady growth of revenue in cellular business

As our cellular subscriber base and total cellular usage expanded substantially, the contribution to our total operating revenue by this business continued to grow. Operating revenue from the Cellular Business increased by 48.9%, from RMB21.33 billion in 2001 to RMB31.76 billion in 2002.

GSM cellular business

Revenue from the GSM Cellular Business increased by 31.8%, from RMB21.33 billion in 2001 to RMB28.11 billion in 2002, primarily due to the increase in our subscriber base and continued growth in total usage. As a result of continuing cellular penetration expansion, the increased number of low-usage subscribers among new subscribers and increasing market competition, the average revenue per user ("APRU") from this business dropped from RMB86.3 in 2001 to RMB69.0 in 2002. Post-paid ARPU decreased by RMB12.6, from RMB94.8 in 2001 to RMB82.2 in 2002, while pre-paid ARPU decreased by RMB9.3, from RMB63.4 in 2001 to RMB54.1 in 2002.


124.3
86.3
69.0
00
01
02
GSM ARPU
(RMB)

48

The table below sets forth the revenue composition of our GSM Cellular Business and their respective share of operating revenue from the GSM Cellular Business in the years 2000, 2001 and 2002.

	2000		2001		2002	
	RMB in million	As percentage of total	RMB in million	As percentage of Total	RMB in million	As percentage of total
Operating Revenue	12,884	100.0%	21,326	100.0%	28,109	100.0%
(1) Service Revenue	12,188	94.6%	20,505	96.2%	27,388	97.4%
Include: Usage Fee	8,212	63.7%	14,938	70.0%	20,275	72.1%
Monthly Fee	2,476	19.2%	3,660	17.2%	4,169	14.8%
Connection Fee	518	4.0%	205	1.0%	—	—
Interconnection Revenue	754	5.9%	1,262	5.9%	1,710	6.1%
Others	228	1.8%	440	2.1%	1,234	4.4%
(2) Sales of Telecommunications Products	696	5.4%	821	3.8%	721	2.6%

Due to the growth in total usage of our GSM cellular services and the increasing proportion of pre-paid cellular subscribers, usage fees for GSM cellular services, which reached RMB20.27 billion in 2002, increased from 72.8% of total service revenue from GSM Cellular Business in 2001 to 74.0% in 2002, while monthly fees for GSM cellular services decreased from 17.9% of total service revenue from GSM Cellular Business in 2001 to 15.2% in 2002. Interconnection revenue for GSM cellular services rose by 35.5%, from RMB1.26 billion in 2001 to RMB1.71 billion in 2002. The increase in our interconnection revenue is a result of the rapid growth in incoming traffic from other networks as cellular coverage and subscriber bases continued to expand.

While continuing to meet the diverse needs of our customers in the mass market, our GSM Cellular Business aims to actively pursue mid- to high-end customers through the development and promotion of value-added services. Revenue from our GSM value-added cellular services increased by five-fold in 2002, from RMB0.14 billion in 2001 to RMB0.84 billion in 2002. Its share of total GSM service revenue increased from 0.7% in 2001 to 3.1% in 2002. Of the total revenue from GSM value-added cellular services, revenue from short messaging services increased 3.6 times from RMB0.10 billion in 2001 to RMB0.46 billion in 2002, increasing its share of the total GSM service revenue from 0.5% in 2001 to 1.7% in 2002. Revenue from value-added services contributed greatly to the increase of our total GSM cellular revenue and will continue to enhance our competitiveness in the GSM Cellular Business.

49

CDMA cellular business

We began to provide CDMA cellular services on a trial basis on January 8, 2002. Since then, the CDMA subscriber base has expanded rapidly as the market became more familiar with our CDMA services. The growth in our CDMA subscriber base boosted revenue from the CDMA Cellular Business. Operating revenue from our CDMA Cellular Business reached RMB3.65 billion in 2002, RMB3.19 billion of which was realised in the second half of 2002, an increase of 6.0 times from the first half of the year. Our CDMA marketing strategy, which seeks to differentiate such service from GSM services , has resulted in a rapid increase in the CDMA subscriber base, while successfully positioning the CDMA Business in the marketplace as a service that targets mid- and high-end customers and at the same time encompasses the mass market. ARPU for our CDMA Cellular Business reached RMB172.3 in 2002, RMB90.2 higher than the ARPU of RMB82.2 for GSM post-paid cellular services.

The table below sets forth the revenue composition of our CDMA Cellular Business and their respective share of operating revenue from CDMA Cellular Business in the first half of 2002 and for the year ended 2002.

	As of June 30 2002		As of December 31 2002	
	RMB in million	As percentage of total	RMB in million	As percentage of Total
Operating Revenue	454	100.0%	3,648	100.0%
(1) Service Revenue	354	78.0%	3,225	88.4%
Include: Usage Fee	244	53.7%	2,231	61.2%
Monthly Fee	86	18.9%	713	19.5%
Interconnection Revenue	18	4.0%	184	5.0%
Others	6	1.3%	97	2.7%
(2) Sales of Telecommunications Products	100	22.0%	423	11.6%

CDMA usage fees reached RMB2.23 billion in 2002, representing 69.2% of the service revenue from CDMA Cellular Business, while monthly fee from CDMA Cellular Business reached RMB0.71 billion, representing 22.1% of the service revenue from this business. Service revenue as a percentage of operating revenue from CDMA Cellular Business increased from 78.0% in the first half of 2002 to 88.4% for the year ended 2002. At the same time, revenue from sales of telecommunications products as a percentage of the operating revenue from CDMA Cellular Business decreased from 22.0% in the first half of 2002 to 11.6% for the year ended 2002.

2. Rapid growth in revenue from long distance, data and Internet business

Operating revenue from our Long Distance, Data and Internet Business reached RMB5.58 billion, an increase of 68.6% from 2001. The rapid growth in our Long Distance, Data and Internet Business demonstrates our positive long-term development outlook as an integrated telecommunications operator.



1.10
3.31
5.58
00
01
02

Revenue of long distance, data and Internet business

(RMB in billion)

Revenue from PSTN long distance business

As our nationwide long distance coverage expanded and interconnection improved, revenue from our PSTN Long Distance Business increased from RMB1.49 billion in 2001 to RMB2.78 billion in 2002, an increase of 86.7%.

Revenue from data and IP telephony business

We fully leveraged our competitive advantages as an integrated telecommunications operator and, by using our uniform and advanced integrated data communication platform, we continued to effectively expand the usage of our IP telephony services (both domestic and international) while focusing on the development of high value-added data services such as FR, ATM and VPN services. At the same time, we actively pursued the development of integrated data, voice and video connection services. As a result of these efforts, revenue from Data and IP Telephony Business increased from RMB1.55 billion in 2001 to RMB2.18 billion in 2002, an increase of 40.6%.

Revenue from Internet business

During 2002, while we continued to develop dedicated and dial-up connection services, we also explored other markets according to demand, such as VPN/VPDN, IDC, in-bound and out-bound international roaming and actively developed mobile Internet businesses, such as "Ruyi" mailboxs, short message download and mobile payment. Revenue from our Internet Business increased from RMB0.27 billion in 2001 to RMB0.62 in 2002, an increase of 129.6%.



1.49
2.78
1.55
2.18
0.27
0.62
Long distance
Data and IP telephony services
Internet

Revenue composition for long distance, data and Internet business

01 02

(RMB in billion)

3. Continuing decline in revenue of paging business

During 2002, revenue from our Paging Business was RMB3.24 billion. Paging service revenue (excluding sales of paging-related telecommunications products) was RMB2.16 billion, representing a decline of 50.2% from RMB4.34 billion in 2001.

In accordance with the terms of a CDMA handset procurement framework agreement entered into by Unicom Guomai Communications Company Limited ("Guomai"), an indirect non-wholly-owned subsidiary of our company, and China United Telecommunications Corporation ("Unicom Group"), the controlling shareholder of our company, Unicom Group and our company have been purchasing CDMA handsets through Guomai in an effort to accelerate the growth of the CDMA handset market and CDMA services. This connected transaction resulted in an increase of revenue from sales of paging-related telecommunications products from RMB0.42 billion in 2001 to RMB1.08 billion in 2002.

51

III. Operating expenses

In 2002, in addition to boosting revenue, we also focused on tightening cost control through increasing operational efficiency from economies of scale and sharing of networks, businesses, subscribers and sales resources. Due to the increase in fixed costs, such as depreciation and amortisation, and sales expenditures in connection with the launch of our CDMA business, our operating expenses increased from RMB24.13 billion in 2001 to RMB33.25 billion in 2002, an increase of 37.8%. The percentage increase in operating expenses is slightly lower than the 38.0% increase in operating revenue. We will continue to focus on cost control and optimisation of our expense structure in order to ensure continued growth in earnings.

The table below illustrates the major expense items from 2000, 2001 and 2002 and their respective share of total operating revenue.

	2000		2001		2002	
	RMB in million	% of Total Revenue	RMB In million	% of Total Revenue	RMB in million	% of Total Revenue
Total Operating Expenses	18,470	78.0%	24,129	82.1%	33,253	82.0%
Leased lines and network capacities	1,158	4.9%	853	2.9%	1,583	3.9%
Interconnection charges	1,380	5.8%	2,073	7.1%	3,230	8.0%
Depreciation and amortisation	5,734	24.2%	8,262	28.1%	11,256	27.7%
Personnel	1,770	7.5%	2,487	8.5%	3,335	8.2%
Selling and marketing	2,492	10.5%	3,613	12.2%	5,981	14.8%
General, administrative and other expenses	3,743	15.8%	5,499	18.7%	5,632	13.9%
Cost of telecommunications products sold	2,193	9.3%	1,342	4.6%	2,236	5.5%

1. Leased lines and network capacities

We effectively reduced our leased line expenses by extending and optimising our nationwide fiber optic network and improving the allocation and coordination of network resources. However, as a result of the additional lease expenses incurred in connection with the lease of CDMA network capacities from Unicom Group since 2002, our leased line and network capacity expenses increased from RMB0.85 billion in 2001 to RMB1.58 billion in 2002. Their share of total operating expenses increased from 2.9% in 2001 to 3.9% in 2002. Of the total, CDMA network capacities lease expenses in 2002 were RMB0.89 billion.

2. Interconnection charges

Due to the expansion of our network and the steady increases in our subscriber base and interconnection traffic, and along with the rapid growth in our interconnection revenue, interconnection charges increased from RMB2.07 billion in 2001 to RMB3.23 billion in 2002, representing an increase of 55.8%. In addition, interconnection charges in our Cellular Business and Long Distance, Data and Internet Business increased by 67.0% and 52.0%, respectively. As our various business segments continued to develop, interconnection charges as a percentage of total operating revenue also increased, from 7.1% in 2001 to 8.0% in 2002.

52

Analysis of operating expenses


78.0
82.1
82.0
00
01
02

Percentage of expenses to total revenue (%)

- Leased lines and network capacities
- Interconnection charges
- Depreciation and amortization
- Personnel
- Selling and marketing
- General, administrative and other expenses
- Cost of telecommunications products sold


100.0
100.0
100.0
00
01
02

Composition of operating expenses (%)

- Leased lines and network capacities
- Interconnection charges
- Depreciation and amortization
- Personnel
- Selling and marketing
- General, administrative and other expenses
- Cost of telecommunications products sold

3. Depreciation and amortisation

Depreciation and amortisation expenses increased by RMB3.0 billion from RMB8.26 billion in 2001 to RMB11.26 billion in 2002, representing an increase of 36.2%. The increase in depreciation and amortisation expenses constituted 32.9% of total increase in operating expenses, amounting to RMB9.12 billion, making this expense the biggest factor in the increase in operating expenses. Rising depreciation and amortisation expenses resulted from expanded network capacity in connection with the development of the GSM Cellular Business and further growth in assets scale. The share of depreciation and amortisation expenses as a percentage of total operating revenue decreased from 28.1% in 2001 to 27.7% in 2002.

4. Personnel

Despite the consistent and rapid growth of our various business segments, we emphasised reasonable allocation of human resources and fully utilised employee compensation as incentives. Through our compensation structure, which ties individual performance to our financial results , we are able to promote competition, retain and attract talented employees and make our company more dynamic, thereby steadily raising our productivity. As of the end of 2002, we employed 29,332 employees, a decrease of 2.1% from 29,973 at the end of 2001. Our personnel expenses were RMB3.34 billion in 2002, constituting 8.2% of total operating revenue, a decrease from 8.5% in 2001. In order to align the interest of our employees with that of our shareholders, we have set up an employee share option scheme. During 2002, total share options involving 36,028,000 shares in the company were granted under our share option scheme. For more information regarding our share option scheme, please refer to Report from the Directors and Note 30 to the Financial Statements.

5. Selling and marketing

Our major selling and marketing expenses include commissions, promotion and advertising expenses and amortisation of deferred customer acquisition costs of certain CDMA contractual subscribers. Selling and marketing expenses totaled RMB5.98 billion in 2002, an increase by RMB2.37 billion, or 65.5%, from RMB3.61 billion in 2001. Of the RMB9.12 billion in the increase in total operating expenses, the increase in selling and marketing expenses accounted for 26.0%, making it the second major factor in the increase in total operating expenses, after the increase in depreciation and amortisation expenses. Of the total selling and marketing expenses, RMB3.66 billion were commissions (an increase of 27.1% from 2001), RMB0.98 billion were promotion and advertising expenses (an increase of 24.1% from 2001), and RMB1.39 billion were amortisation expenses related to the deferred customer acquisition costs of certain CDMA contractional subscribers. Selling and marketing expenses as a percentage of operating revenue increased from 12.2% in 2001 to 14.8% in 2002, mainly due to the continued growth in the customer base of our various business segments, which consequently increased our commission payments to sales agents and marketing expenditures in connection with the promotion for our CDMA Cellular Business.

6. General, administrative and other expenses

As a result of our strict control of administrative expenses, our expenses in this category totaled RMB5.63 billion in 2002, an increase of only 2.4% from RMB5.50 billion in 2001. General, administrative and other expenses as a percentage of total operating revenue decreased from 18.7% in 2001 to 13.9% in 2002. Due to increasing market competition, doubtful debts have kept pace with the growth in revenue. In 2002, the provision for doubtful debts was RMB0.97 billion, an increase of 79.7% from 2001. Provision for doubtful debts as a percentage of service revenue has increased, from 1.9% in 2001 to 2.5% in 2002. This increase is the main reason for the increase in our general, administrative and other expenses.

7. Cost of telecommunications products sold

The cost of telecommunications products sold increased by 66.6%, from RMB1.34 billion in 2001 to RMB2.24 billion in 2002, mainly due to our entrance into the CDMA handset sales market in order to boost the CDMA market.

IV. Net profit

1. Operating profit

In 2002, our operating revenue increased by 38.0% and our operating expenses increased by 37.8%. The rapid rise in operating revenue and the effective control of operating expenses resulted in an increase in operating profit from RMB5.26 billion in 2001 to RMB7.32 billion in 2002, an increase of 39.1%. The operating margin also changed from 17.9% in 2001 to 18.0% in 2002.

During 2002, operating profit from our GSM Cellular Business increased from RMB5.61 billion in 2001 to RMB7.64 billion, an increase of 36.0%. In the same period, although operating loss from our CDMA Cellular Business changed from RMB0.60 billion for the first six months of 2002 to RMB0.99 billion for the year ended 2002, our loss in the second half of 2002 in the amount of RMB0.39 billion, was significantly lower than our loss in the first half of 2002. Operating profit from our Long Distance, Data and Internet Business increased from RMB0.70 billion in 2001 to RMB1.40 billion in 2002, representing an increase of 99.6%. Operating profit from our Long Distance alone increased from RMB0.97 billion in 2001 to RMB1.02 billion in 2002 and operating profit from our Data and Internet Business increased from a loss of RMB0.27 billion in 2001 to a profit of RMB0.38 billion in 2002. Operating loss from our Paging Business declined from RMB0.97 billion in 2001 to RMB0.62 billion in 2002.


15.2%
13.7%
11.3%
3.23
37.8%
4.46
2.5%
4.57
00 01 02

Net profit

Net profit (RMB in billion)
Net profit ratio
Net profit growth rate

2. Financial income and expenses

Our financial income decreased from RMB2.10 billion in 2001 to RMB0.47 billion in 2002, mainly due to the decline in the interest income from our deposits at bank, which were the proceeds originated from our initial public offering, having been utilised for network construction in mainland China. Our financial expenses in 2002 were RMB1.47 billion, a decrease by 23.1% from RMB1.92 billion in 2001. The above factors result in a net financial expense of RMB1.00 billion in 2002, as compared to a net financial income of RMB0.18 billion in 2001.

3. Income tax

Our income tax increased from RMB1.04 billion in 2001 to RMB1.75 billion in 2002. Our effective tax rates in 2001 and 2002 were 19.1% and 27.8%, respectively. The higher effective tax rate in 2002 was due to the fact that the interest on the proceeds from our initial public offering, which were placed on deposit in Hong Kong, was not subject to income tax in previous years.

4. Net profit

During 2002, our CDMA Cellular Business incurred losses because it was still in its initial phases. However, our net profit grew by 2.5%, from RMB4.46 billion in 2001 to RMB4.57 billion in 2002, largely because of the sound development of our GSM Cellular Business and our Long Distance, Data and Internet Business. Earnings per share rose by 2.5%, from RMB0.355 in 2001 to RMB0.364 in 2002.


46.2%
46.0%
45.8%
10.96
13.53
18.58
00 01 02

EBITDA and EBITDA margin

EBITDA (RMB in billion)
EBITDA margin

V. Adjusted EBITDA (Note 1)

Our EBITDA increased by 37.4% from 2001 to RMB18.58 billion in 2002, demonstrating a sound growth trend. EBITDA margin (EBITDA as a percentage of operating revenue) maintained a relative high level of 45.8%. This reflects the further optimisation of our revenue structure and the result of our improved internal management and control of operating expenses.

EBITDA for the GSM Cellular Business rose by 42.9% from 2001 to RMB15.96 billion in 2002. EBITDA margin for the GSM Cellular Business increased from 52.4% in 2001 to 56.8% in 2002. The rise in EBITDA margin for the GSM Cellular Business was mainly due to the rapid growth in revenue, effective control of expenses and decline in cash expenses as a percentage of operating revenue. EBITDA for the CDMA Cellular Business was RMB-0.89 billion in 2002 largely because this business is still in its initial phase and is conducted through the lease of the CDMA network capacity.

EBITDA for the Long Distance, Data and Internet Business grew by 68.9% from 2001 to RMB2.79 billion in 2002. EBITDA margin for this business rose from 36.9% in 2001 to 40.9% in 2002, principally due to rapid growth in operating revenue from this business and declining operating expenses as a percentage of operating revenue.

55

EBITDA for the Paging Business increased by 4.0%, from RMB0.79 billion in 2001 to RMB0.82 billion in 2002. EBITDA margin also rose from 16.3% in 2001 to 20.6% in 2002.

Note (1): Adjusted EBITDA represents net profit before interest income, finance costs, net other (expense) income, taxation, depreciation and amortisation, loss arising from the terminations of CCF Arrangements and minority interests.

EBITDA and EBITDA margin for each business segment


55.1%
56.8%
52.4%
7.09
11.17
15.96
00 01 02
GSM
EBITDA (RMB in billion)
EBITDA margin
43.4%
40.9%
36.9%
0.67
1.65
2.79
00 01 02
Long distance, data and internet
EBITDA (RMB in billion)
EBITDA margin
32.4%
3.21
20.6%
16.3%
0.79
0.82
00 01 02
Paging
EBITDA (RMB in billion)
EBITDA margin

VI. Capital expenditure and free cash flow

During 2002, while we focused on the rapid development of our various businesses, we also emphasised the comprehensive management and control of projected capital expenditures and projects and endeavored to lower the unit construction cost by improving our bidding process. Our efforts were effective in realising in savings in our capital expenditures. Capital expenditure for our various businesses totaled RMB18.94 billion in 2002. Capital expenditures attributable to the GSM Cellular Business, the Long Distance, Data and Internet Business, the Paging business, the transmission network and other projects were RMB7.90 billion, RMB1.94 billion, RMB0.21 billion, RMB4.65 billion and RMB4.24 billion, respectively. Expenditures for other projects were mainly related to the set up of the billing, customer service and information system, office building, operational maintenance and research and development.


25.18
31.25
18.94
00 01 02

Capital expenditure
(RMB in billion)

56

The following table sets forth the capital expenditure in each business segment for 2000, 2001 and 2002 and our planned capital expenditure for 2003 to 2005.

	Year Ended December 31 (RMB in billion)							
	2000	2001	2002	2003			2004	2005
				Total	CUCL	Unicom New Century		
Total	25.18	31.25	18.94	20.06	17.98	2.08	18.35	17.45
Cellular	17.28	20.78	7.90	5.11	3.48	1.63	4.16	5.16
Long Distance, Data and Internet	5.71	7.33	1.94	2.49	2.49	—	2.00	2.00
Paging	2.19	0.55	0.21	0.11	0.11	—	0.10	0.09
Transmission network	—	—	4.65	6.24	6.24	—	6.00	5.00
Others	—	2.59	4.24	6.11	5.66	0.45	6.09	5.20



20.06
18.35
17.45
03
04
05

Projected capital expenditure
(RMB in billion)

Note 1: The capital expenditures for 2000 to 2002 reflect capital expenditures for our Cellular Business in 12 provinces, municipalities and autonomous regions operated by CUCL; while capital expenditures for 2003 to 2005 represent 21 provinces, municipalities and autonomous regions, including 9 provinces, municipalities and autonomous regions acquired at the end of 2002.

Note 2: Investment in transmission network refers to investment in the inter-province and intra-province backbone transmission network, the local network and the access network.

Note 3: Other investments represent investment in telecom equipment buildings, supporting systems and miscellaneous items.

Our capital expenditure in 2002 declined by 39.4% from that in 2001. Free cash flow, i.e. net income plus depreciation and amortisation minus capital expenditure, correspondingly improved from RMB-18.53 billion in 2001 to RMB-3.12 billion in 2002.

Projected capital expenditures for 2003 is RMB20.06 billion (RMB17.98 billion for the Cellular Business in the original 12 provinces, municipalities and autonomous regions and RMB2.08 billion for the Cellular Business in the additional nine provinces, municipalities and autonomous regions acquired in 2002), which will mainly focus on obtaining positive free cash flow through the improvement of the GSM network, value-added business and supporting systems, supporting infrastructure for services, information systems and certain targeted areas with high investment returns. We principally rely on cash generated by operations, capital market financings and appropriate bank loans for our capital expenditure needs.

VII. Acquisition and effects of adjustments

In December 2002, we acquired for cash the GSM cellular assets and businesses and CDMA cellular businesses of Unicom New Century in the following nine provinces, municipalities and autonomous regions: Jilin, Heilongjiang, Jiangxi, Henan, Guangxi, Chongqing, Sichuan, Shaanxi and Xinjiang. We are pleased with the operating results of the Cellular Business in these areas in 2002. Operating revenue of the acquired Cellular Business was RMB11.70 billion in 2002, 69.3% higher than the RMB6.91 billion in 2001, and net profit was RMB0.62 billion, 92.7% higher than the RMB0.32 billion in 2001. Taking into account the operating results of the acquired Cellular Business, the Unaudited Pro Forma combined revenue was RMB50.24 billion in 2002, representing an increase of 41.3% from 2001, the Pro Forma EBITDA was RMB23.09 billion in 2002, representing an increase of 38.7% and the Pro Forma combined net profit was RMB4.99 billion in 2002, representing an increase of 10.5% from 2001.

The following table set forth the Unaudited Pro Forma information combining the results of the Group and Unicom New Century ("the Combined Group") for the years ended 31 December 2002 and 2001.

	Unaudited pro forma information of the combined group For the year ended	
	2002 RMB'000	2001 RMB'000
Operating revenue (Turnover):		
GSM Business	36,689,518	26,711,929
CDMA Business	4,345,756	–
Data and Internet Business	2,156,933	1,224,918
Long Distance Business	2,620,811	1,748,184
Paging Business	2,042,465	4,333,967
Total service revenue	47,855,483	34,018,998
Sales of telecommunications products	2,388,385	1,532,772
Total revenue	50,243,868	35,551,770
Operating expenses:		
Leased lines and network capacities	(2,020,833)	(989,907)
Interconnection charges	(3,754,488)	(2,407,600)
Depreciation and amortisation	(14,348,249)	(10,299,148)
Personnel	(4,006,412)	(2,913,920)
Selling and marketing	(7,851,008)	(4,376,640)
General, administrative and other expenses	(7,087,199)	(6,493,528)
Cost of telecommunications products sold	(2,433,276)	(1,724,268)
Total operating expenses	(41,501,465)	(29,205,011)
Operating profit	8,742,403	6,346,759
Finance costs	(1,918,189)	(639,186)
Other (expenses) income, net	(21,193)	15,940
Taxation	(1,828,064)	(1,242,338)
Minority interests	15,252	35,310
Profit attributable to shareholders	4,990,209	4,516,485

Notes:

1. The Unaudited Pro Forma information presented above is prepared on the assumptions that the acquisition of Unicom New Century had been completed since 1 January 2001 and 1 January 2002, respectively, as if Unicom New Century was always part of the Group.

2. Basis and assumptions used for presentation and adjustments for the Unaudited Pro Forma information of the Combined Group should be read in conjunction with Appendix IV "Financial Information of the Group" as set forth in the Circular "Connected transactions and renewal of waiver for existing connected transactions" of the Company issued on 29 November 2002.

The following table sets forth our asset-debt structure as of 31 December 2001 and as of 31 December 2002, before and after the acquisition of the cellular businesses in the nine provinces, municipalities and autonomous regions.

	As of December 31		
	2001	2002	
		Before acquisition	After acquisition
		(RMB in million)	
Cash	43,335	18,151	19,259
Total assets	127,905	122,583	149,223
Total debts	65,394	55,770	82,409
Include: Short-term interest-bearing debt	7,933	11,574	15,330
Long-term interest-bearing debt	36,337	22,221	37,686
Minority interests	829	566	566
Shareholders' equity	61,681	66,247	66,247
Asset-to-debt ratio	51.1%	45.5%	55.2%

As of December 31, 2002, the Cellular Businesses of the nine provinces, municipalities and autonomous regions acquired by our company accounted for RMB30.01 billion in assets and RMB27.46 billion in liabilities. The asset-to-debt ratio for these businesses was 91.5%. After the acquisition, our consolidated assets increased from RMB127.90 billion as of December 31, 2001 to RMB149.22 billion as of December 31, 2002 and our consolidated liabilities increased from RMB65.39 billion as of December 31, 2001 to RMB82.41 billion as of December 31, 2002. Correspondingly, our asset-to-debt ratio after the acquisition rose from 51.1% as of the end of 2001 to 55.2% as of the end of 2002. Excluding the effects of this acquisition, our total assets as of the end of 2002 would have been RMB122.58 billion, total liabilities would have been RMB55.77 billion and the asset-to-debt ratio would have been 45.5%.

Our debt to capitalisation ratio, i.e. (long-term and short-term interest-bearing debts + minority shareholders' equity)/(long- and short-term interest-bearing debts + minority shareholders' equity + shareholders' equity) as of December 31, 2002 was 44.7%, 2.5% higher than the 42.2% in 2001. The higher debt to capitalisation ratio results from the additional debt taken after the above-mentioned acquisition. As of December 31, 2002, we had RMB19.26 billion in cash, of which 35.3% was in RMB, 49.3% was in U.S. dollars and 15.4% was in Hong Kong dollars. As of December 31, 2002, our short-term and long-term bank loans totaled RMB53.02 billion, 19.8% higher than that of 2001. All bank loans are denominated in RMB with fixed interest rates, with annual interest rates ranging from 4.54% to 7.65%.

We anticipate that, with the addition of the Cellular Business of the nine provinces, municipalities and autonomous regions, our position and competitiveness in the domestic cellular telecommunications market in Mainland China will be further enhanced, which will in turn allow our company to realise greater efficiencies from the scale of our networks and increase investment returns to our shareholders.

Except for the acquisition of Unicom New Century described above, there were no significant investment held by the Company for the year end 31 December 2002.

VIII. Critical accounting policies

1. Deferral of CDMA customer acquisition costs

We have started to operate the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, we have offered certain promotional packages since the second half of the year. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA mobile phone handsets were provided to these CDMA subscribers for their use at no additional cost during the specified contract periods, ranging from 6 months to 2 years. In return, subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given for their use. In addition, to secure contract performance, these subscribers are also required under the contract to (1) prepay certain non-refundable amounts of service fees or deposits, (2) maintain a restricted bank deposit in designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate us for any loss in the event of the subscribers' non-performance of related contract obligations.

We consider the costs of the handsets provided to subscribers under these promotional packages as part of the deferred customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred, to the extent recoverable, and amortised over the contract periods to match with the minimum contract spending amount. The details of the amortisation charges for the year and carrying amounts of such deferred customer acquisition costs as at year-end under different types of promotional packages, separately shown for CUCL and Unicom New Century, are set out below:

(Expressed in millions of Renminbi)

Details of promotion packages launched by CUCL

	Promotion Packages							
	Service fee received in advance	Deposit received	Bank deposit (Restricted)	Bank deposit (Non-Restricted)	Guaranteed by government	Guaranteed by corporations	Guaranteed by individuals	Total
Deferred customer acquisition costs of CDMA contractual subscribers amortised in 2002	490	50	40	20	30	420	340	1,390
Balance of deferred customer acquisition costs of CDMA contractual subscribers amortised in 2002 as of 31 December 2002	1,870	90	130	90	150	1,320	520	4,170

(As of 31 December 2002, there were approximately RMB1,985 million of service fee received in advance, RMB102 million of deposit received and RMB443 million of restricted bank deposit for purposes of ensuring subscriber usage commitments, and thus recovery of handset costs under the above promotional packages.)

Details of promotion packages launched by Unicom New Century

	Promotion Packages							
	Service fee received in advance	Deposit received	Bank deposit (Restricted)	Bank deposit (Non-Restricted)	Guaranteed by government	Guaranteed by corporations	Guaranteed by individuals	Total
Deferred customer acquisition costs of CDMA contractual subscriber amortised in 2002	210	50	80	–	–	90	310	740
Balance of deferred customer acquisition costs of CDMA contractual subscriber as of December 31, 02	670	70	370	–	–	580	130	1,820

(As of December 31, 2002, there were approximately RMB640 million of service fee received in advance, RMB48 million of deposit received and RMB621 million of restricted bank deposit for purposes of ensuring subscriber usage commitments, and thus recovery of handset costs under the above promotional packages.)

We determined our accounting policy of deferring customer acquisition costs of certain CDMA contractual subscribers after a careful evaluation of our specific facts and circumstances, and believe that the capitalisation of such costs appropriately matches the future contractual revenues due to (1) the historically high ARPUs and low churn, default or bad debt rate of these subscribers in 2002; (2) our established procedures and the relative low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as non-refundable prepayments, restricted deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, we believe that the handset costs are recoverable from future revenue to be derived from these promotional packages, and the capitalisation and amortisation of these customer acquisition costs of certain CDMA contractual subscribers to match with future revenue are appropriate. Furthermore, we continuously assess and evaluate the recoverability of these deferred costs, based on the historical subscriber churn rate and the estimated default rate. Based on our current assessment and evaluation, we believe that no significant recoverability problem existed on the carrying amounts of deferred customer acquisition costs as of 31 December 2002.

Since we made the above recoverability assessments based on the current legal and operating environment in terms of the subscribers' contract performance and our best available information, the actual results may differ from the current trends or estimates. If the situation changes significantly in the future, we may need to write down certain non-recoverable deferred customer acquisition costs of certain CDMA contractual subscribers based on future conditions.

2. The leasing of CDMA network capacity

We have entered into a CDMA network capacity lease agreement ("CDMA Lease Agreement") with Unicom Group and Unicom New Horizon. Pursuant to the CDMA Lease Agreement, Unicom New Horizon has agreed to lease the capacity of the CDMA network to us covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shangdong, Anhui, Hebei, Hubei and the 3 municipalities of Beijing, Shanghai and Tianjin. This lease became effective on 8 January 2002.

In addition, we have acquired all the equity interests of Unicom New Century (which operates cellular businesses in another 8 provinces and 1 municipality in the PRC) on 31 December 2002. Unicom New Century has also entered into a CDMA lease agreement with Unicom Group and Unicom New Horizon with similar terms and conditions.

We are required to assess the appropriate lease classification related to these CDMA network assets at the inception of the lease term in order to ascertain the proper accounting for each reporting period. Factors and related implications we have considered include whether we have the risks and rewards of ownership of these assets. Furthermore, we have considered whether the existence of the purchase option and the annual renewal options, combined with the related economic penalties, would have caused us to take on the risks and rewards similar to those that an owner of these assets would bear.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all contracts with suppliers and constructors. We only bear the operation risks of CDMA business during any leasing periods and are free from any ownership risks of the CDMA network. According to the terms of the CDMA Lease Agreement, our initial lease period is only one year, which is renewable for one-year terms at our own option, and there are no required minimum lease period nor lease payments. In addition, we have the option to determine whether we will continue the lease, and if we decided to renew, how much capacity to lease. We also have the option to decide whether we would exercise the purchase option based on the future operating performance and market environment of the CDMA business. Accordingly, even if the CDMA business turns out to be unsuccessful, we will have no obligation to continue the lease of the CDMA network capacity or to exercise the purchase option.

Under Hong Kong Generally Accepted Accounting Principles, the classification of leases is dependent on whether the risks and rewards of ownership of assets rest substantially with the lessor or the lessee. Leases that substantially transfer to the lessee all the risks and rewards of ownership of assets are accounted for as finance leases; and leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases.

At the inception of the CDMA Lease Agreement, there was a high degree of uncertainty related to the market condition and operating results of the CDMA business. It remains highly uncertain that we will continue to lease the network in the future. We are unable to estimate the future network capacity we will lease. We are also unable to determine whether we will eventually exercise the purchase option. Since the risks associated with the ownership of assets substantially remain with Unicom Group and Unicom New Horizon, we have accounted for this lease of CDMA network capacity as an operating lease, so as to reflect the respective rights and obligations of the parties to this lease arrangement. Upon renewal of a new lease term, we will reassess the appropriate classification based on the relevant facts and circumstances available at that time.

3. Impairment of assets

As of the end of each year, we conduct a full review of various information to identify indications that the carrying values of our property, plant and equipment, construction-in-progress, goodwill, investment in securities and investments in associates may be impaired. If such an indication exists, we will also estimate the related asset's recoverable amount. To the extent that the estimated recoverable amount of an asset is lower than its carrying amount, an impairment loss is recognised in the income statement. The information used to identify indications of impairment might be subjective in nature and the interpretation and application of such information requires judgment, the result of which directly affects whether an impairment assessment is performed as at any given balance sheet date.

In 2001, our Paging Business in certain provinces has experienced a decline in revenue and an increase in loss of subscribers and thus leading to an operating loss. As a result, the carrying amounts of certain assets (including telecommunications equipment and goodwill related to the business) of other paging businesses exceeded their values in use, and provision for impairment loss of these assets has been made accordingly to properly reflect their recoverable amounts. Value in use is determined based on the expected discounted future net cash flows generated from the continuing use of the paging assets. In estimating the discounted future net cash flows, we have made certain key assumptions, including the appropriate discount rate adopted,the period covered by the cash flow forecast, the impacts of the continuous decline of traditional paging business, the incremental cash flows from new paging businesses and the adoption of cost reduction plans. All these assumptions and estimations are based on historical trends adjusted for current market situation (including the physical conditions of these assets) and our forecast of the future development of new paging businesses, commensurate with the risks involved. Consequently, based on these assumptions and our best estimates, the Group recorded impairment losses of assets for the year ended 31 December 2001 amounting to approximately RMB633 million.

In 2002, despite the fact that the revenue and subscriber number of the Paging Business continued to decline, it has managed to maintain net cash inflows from operations. Our Paging Business did not improve significantly since the traditional paging business was still declining, whereas the new value-added paging businesses were at their initial development stage, and therefore, the real value of the Paging Business has yet to be realised. Nevertheless, we are confident about the future prospects of these new value-added paging businesses, and we believe that they can generate sufficient future economic benefits to recover the carrying values of existing paging assets. Consequently, we believe that it is not necessary to make any impairment provision for 2002.

Since we made our estimates based on assumptions described above, our estimates may differ from actual developments in the future. As a result, to the extent our assumptions and estimations differ significantly from actual events and circumstances, we may need to make additional impairment provisions in future.

4. Provision for doubtful debts

Accounts receivables are stated at cost less provision for doubtful debts. We evaluate specific accounts where there are indications that the receivable may be doubtful or is not collectible. We record a specific provision based on best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as of each period-end, we make a general provision based on the aging pattern of the receivable amounts and by applying reasonable percentages to the outstanding receivables. We make such estimates based on our past experience, subscriber creditability and collection trends. For the Cellular, Data, Internet and Long Distance telecommunication services, we make a full provision for receivables aged over 3 months, which is consistent with our credit policy with respect to relevant subscribers. Since the Paging Business mainly receives fees in advance and only limited revenue is collected from sales agents, 100% provision is made for receivable from sales agents aged over 1 month.

Our estimates described above are based on our historical experience, subscriber creditability and collection trends. If circumstances change (e.g. due to factors such as business developments or the external market environment), we may need to re-evaluate our policies on doubtful debts, and make additional provisions in the future.

5. Accounting for income taxes and deferred tax

Income tax is provided based on income before tax for statutory financial reporting purposes, adjusted for income and expense item that are not assessable or deductible for tax purposes and taking into consideration any preferential tax treatment to which we are entitled.

Deferred taxation is provided under the liability method, at the current tax rate, in respect of temporary differences between income as computed for taxation purposes and income as stated in our income statement, except where it is considered probable that no liability will arise or no asset will crystallise in the foreseeable future. A deferred tax asset is not recognised unless we expect related benefits are expected to crystallise in the foreseeable future.

In the preparation of our financial statements, we estimate our income tax provision in accordance with the prevailing tax rules and regulations in each location or jurisdiction in which our Group operates. This process involves an estimation made by us about our current tax exposure together with the assessment of temporary differences resulting from different treatment of items for tax and accounting purposes in order to determine the amount of tax provisions for the period. In determining the tax provisions, we have considered the prevailing tax rules, regulations and approvals obtained from relevant tax authorities. Accordingly, we record an adequate provision based on our best estimate. For the evaluation of temporary differences, we have assessed the likelihood that our deferred taxes could be deferred and recovered. Major deferred tax components include interests on loans from CCF joint ventures, loss arising from terminations of CCF arrangements, income tax on advances from subscribers and prepaid telephone cards, impairment provisions for plant, property and equipment and other long-lived assets, provisions for doubtful debts and write-down of inventory to net realisable value, additional depreciation deductible for tax purpose, etc. Owing to the effects of these temporary differences on income tax, we have recorded deferred tax assets amounting to RMB1.33 billion and RMB1.58 billion as of 31 December 2002 and 2001, respectively. Deferred tax assets are recognised based on our estimates that they will be recovered from taxable income from the continuing operations in the foreseeable future.

We believe we have recorded adequate current and deferred taxes based on prevailing tax rules and regulations and our best current best estimates. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxes may be necessary.

IX. Others

1. Liquidity and capital resources

As of 31 December 2002, we had a net current liabilities (current assets minus current liabilities) of RMB13.19 billion, compared to a net current assets of RMB21.04 billion at the end of 2001. The decrease in working capital mainly resulted from (i) the repayment of long-term bank loans by utilising our short-term bank deposits, and (ii) cash paid out for the acquisition of Unicom New Century at year-end. Taking into account available financing and continuous net cash inflows from our operating results, we believe that we have sufficient working capital for our present requirements.

2. Charged on assets

As of 31 December 2002, no property, plant and equipment were pledged to banks as loan security.

3. Contingent liability

For the year ended 31 December 2002, Unicom Guomai Communications Corporation Limited provided guarantees for bank loans borrowed by Shanghai Telecommunications Company Limited amounted to approximately US$23.48 million. All these bank loans were not yet due as of 31 December 2002.

64

Report of the Directors

The directors (the "Directors") of China Unicom Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Company is investment holding and its subsidiaries are principally engaged in the provision of cellular, long distance, data, Internet and paging services in China.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2002 are set out on page 74 of the financial statements.

In view of the rapid growth in the Group's business and strong operating performance during 2002, the Board of Directors recommends the payment of a final dividend of RMB0.10 per ordinary share, totaling RMB1,255,299,607 for the year ended 31 December 2002.

SUMMARY OF FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 157 and 158 for a summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2002.

LOANS

Please refer to Notes 26 and 27 to the financial statements for details of the bank loans of the Group as at 31 December 2002.

CAPITALISED INTEREST

Please refer to Note 7 to the financial statements for details of the Group's capitalised interest for the year ended 31 December 2002.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 19 to the financial statements for changes in the property, plant and equipment of the Group and the Company for the year ended 31 December 2002.

CHARGE ON ASSETS

As of 31 December 2002, no property, plant and equipment was pledged to banks as loan security (2001: RMB6.742 billion). All the bank loans secured by property, plant and equipment as at 31 December 2001 have been repaid during the year ended 31 December 2002.

RESERVES

Please refer to page 78 of the financial statements for the movements in the reserves of the Group for the year ended 31 December 2002.

DONATIONS

For the year ended 31 December 2002, the Group made charitable and other donations totaling RMB13,288,000.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Please refer to Notes 23 and 24 to the financial statements for details of the Company's subsidiaries and the Group's associated companies as at 31 December 2002.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to page 78 of the financial statements on the Statement of Changes in Shareholders' Equity.

HOUSING BENEFITS

Please refer to Note 12 to the financial statements for details of the housing benefits provided to employees of the Group.

RETIREMENT BENEFITS

Please refer to Note 11 to the financial statements for details of the retirement benefits provided to employees of the Group.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS

The Group's sales to its five largest customers did not exceed 30% of the Group's total turnover for the year ended 31 December 2002.

Purchases from the largest supplier for the year ended 31 December 2002 represented approximately 8% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2002 accounted for approximately 24% of the total purchases of the Group for the year 2002.

None of the Directors nor their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2002.

CONNECTED TRANSACTIONS

Please refer to Note 32(a) to the financial statements and the paragraph headed "Material Contract" for a summary of the connected transactions entered into by members of the Group for the year ended 31 December 2002.

The independent non-executive Directors confirmed that all connected transactions referred to in Note 32(a), to which the Group was a party during 2002:

1. were entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of its business;

2. were entered into either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than terms available to or from (as appropriate) independent third parties; and

3. were entered into in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of our shareholders as a whole.

The independent non-executive Directors further confirm that:

1. the aggregate annual value of the lease of the Group's head office in Beijing from Unicom Xingye Science and Technology Trade Co. Ltd (the "Beijing Lease") did not exceed the maximum amount of RMB15.2 million ("Cap A");

2. the aggregate annual value of the rental charges for premises, equipment and facilities between the Group and China Unicom Telecommunications Corporation ("Unicom Group"), excluding the Beijing Lease (the "Mutual Provision of Premises"), did not exceed the maximum amount of RMB650 million ("Cap B");

3. the aggregate annual lease fee for the lease of CDMA capacity from Unicom New Horizon Company Limited ("CDMA Lease") did not exceed the maximum amount of RMB2.74 billion ("Cap C"); and

4. the aggregate value of the CDMA mobile handset sales ("Sales of CDMA Mobile Handsets") from Unicom Guomai Communications Co. Ltd. to Unicom Group did not exceed the cap of RMB619 million ("Cap D").

The auditors of the Group have reviewed the connected transactions and confirmed to the Directors that:

(a) the transactions have received the approval of the Directors;

(b) the transactions were entered into in accordance with the pricing policies of the Company as stipulated in the relevant agreements governing such transactions;

(c) the transactions were entered into in accordance with the terms of the relevant agreements governing such transactions; and

(d) the Beijing Lease, the Mutual Provision of Premises, the CDMA Lease and the Sales of CDMA Mobile Handsets did not exceed Cap A, Cap B, Cap C and Cap D respectively.

SHARE CAPITAL

Please refer to Note 29 to the financial statements for details of the share capital of the Company for the year ended 31 December 2002.

SHARE OPTION SCHEMES

Share option scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the amended chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") which came into effect on 1 September 2001 and, following amendment, provides a more favourable scheme to attract and retain key personnel. Under the amended Share Option Scheme:

(i) share options may be granted to employees including executive directors of the Group and any of the non-executive directors;

(ii) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(iii) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(iv) the option period commences on any day after the date on which an option is offered, but may not exceed 10 years from the offer date;

(v) the subscription price shall not be less than the higher of:

 (a) the nominal value of the shares;

 (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and

 (c) the closing price of the shares on the Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

Up to 31 December 2002, the Company had granted 42,752,000 share options under the Share Option Scheme, of which 2,802,000 share options had been granted to the directors. Please refer to the paragraph headed "Directors' interests in and right to acquire shares" for details of the options granted to directors.

All of the options granted are governed by the amended terms of the Share Option Scheme as stated herein.

As at 31 December 2002, no options granted under the Share Option Scheme have been exercised or cancelled.

Pre-global offering share option scheme
On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme stated above except that:

(i) on 22 June 2000, 27,116,600 options were granted under the scheme and such options, upon their exercise in full, would result in the issue of 27,116,600 shares of the Company. No further options can be granted under the scheme;

(ii) the price of a share payable upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and Stock Exchange transaction levy); and

(iii) the period during which an option may be exercised commences two years from the date of grant of the options and ends 10 years from 22 June 2002.

Up to 31 December 2002, the Company had granted 27,116,000 share options under the Pre-Global Offering Share Option Scheme, of which 1,814,400 options have been granted to the directors. Please refer to the paragraph headed "Directors' interests in and right to acquire shares" for further details of the options granted.

All of the options granted are governed by the amended terms of the Pre-Global Offering Share Option Scheme as stated herein.

As at 31 December 2002, no options granted under the Pre-Global Offering Share Option Scheme have been exercised or cancelled.

Financial impact and valuation of share options granted
The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

In respect of the disclosure of the value of options granted, please refer to the section headed "Additional Financial Information for North American Shareholders" on page 156.

Please also refer to Note 30 to the financial statements for an additional description of the respective share option schemes.

69

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2002, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed shares.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The Company had been notified of the following interests in the Company's issued shares at 31 December 2002 amounting to 10% or more of the ordinary shares in issue:

	Ordinary shares held		Percentage of total issued shares
	Held directly	Held indirectly	
(i) China United Telecommunications Corporation ("Unicom Group")	—	9,725,000,020	77.47%
(ii) China United Telecommunications Corporation Limited ("A Share Company")	—	9,725,000,020	77.47%
(iii) China Unicom (BVI) Limited ("China Unicom (BVI)")	9,725,000,020	—	77.47%

Note: Because of the fact that Unicom Group and A Share Company directly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the Securities (Disclosure of Interests) Ordinance, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and China Unicom Corporation.

Apart from the foregoing, as at 31 December 2002 no person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance as having an interest in 10% or more of the issued share capital of the Company.

Please also refer to Note 29 to the financial statements for the shareholding position of the Company's shares as at 31 December 2002.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

The following table sets forth certain information concerning the Directors and senior management of the Company.

Name	Age	Position in the Company	Appointment Date	Re-appointment Date
Yang Xian Zu	63	Executive Director	20 April 2000	
		Chairman, Chief Executive Officer	28 May 2000	
Wang Jianzhou	54	Executive Director	20 April 2000	13 May 2002
		President	28 May 2000	
Shi Cuiming	63	Executive Director	20 April 2000	21 June 2001
		Executive Vice President	28 May 2000	
Li Zhengmao*	40	Executive Director	20 April 2000	21 June 2001
		Vice President	28 May 2000	
Lo Wing Yan	42	Executive Director and Vice President	8 July 2002	
Tan Xinghui*	41	Executive Director and	7 September 2000	
		Vice President	21 June 2001	
Ye Fengping	39	Executive Director and Vice President	2 January 2003	
Ge Lei	62	Non-Executive Director	20 April 2000	21 June 2001
Lee Hon Chiu	74	Independent Non-Executive Director	20 April 2000	13 May 2002
Wu Jinglian	73	Independent Non-Executive Director	20 April 2000	13 May 2002
Craig O. McCaw	53	Independent Non-Executive Director	24 May 2000	
C. James Judson	58	Alternate Director to Craig O. McCaw	14 March 2001	
Liu Yunjie	60	Vice President	28 May 2000	

* *Mr. Li Zhengmao and Mr. Tan Xinghui resigned as Executive Directors and Vice Presidents on 17 June 2002 and 2 January 2003 respectively.*

In accordance with Article 97 of the Articles of Association, Messrs Shi Cuiming, Ge Lei, Craig O. Mc Caw are due to retire at the forthcoming annual general meeting of the Company and, being eligible for re-election, will offer themselves for re-election. Subject to the re-election of Mr. Craig O. McCaw, Mr C. James Judson shall continue to serve as an alternate director to Mr. Craig O. McCaw.

In accordance with Article 101 of the Articles of Association, Messrs. Lo Wing Yan and Ye Fengping are due to retire at the forthcoming annual general meeting of the Company and, being eligible for re-election, will offer themselves for re-election.

In addition, a resolution will be submitted by the Board of Directors at the forthcoming annual general meeting of the Company to elect Mr. Shan Weijian as a new director of the Company, who shall serve as a member of the Audit Committee of the Board of Directors upon his appointment as a director of the Company. Mr. Shan is currently the managing director of Newbridge Capital and the independent non-executive director of BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited and a director of a number of companies including Korea First Bank, Baoshan Iron & Steel Co., Ltd. and TCC International Holdings Ltd. He has a master's degree in business administration from the University of San Fransico and a master's of arts degree in economic and a Ph.D degree in business administration from the University of California at Berkeley.

DIRECTORS' INTERESTS IN AND RIGHTS TO ACQUIRE SHARES

As at 31 December 2002, the interests of the Directors and the chief executive of the Company in the equity securities of the Company or any of its associated corporations (as defined in the securities (Disclosure of Interests) Ordinance (the "Ordinance")) as recorded in the register required to be kept under Section 29 of the Ordinance were as follows:-

Name of Directors	Personal Interest
Shi Cuiming	30,000 Ordinary Shares
Tan Xinghui	20,000 Ordinary Shares
C. James Judson (an alternate director to Craig O. McCaw)	1,000 American Depositary receipts[1]

[1] *One American depositary receipt represents 10 ordinary shares of HK$0.1 each in the Company.*

As at 31 December 2002, the interests of the Directors and the chief executive of the Company in the equity securities of the Company or any of its associated corporations (as defined in the Ordinance) as recorded in the register required to be kept under section 29 of the Ordinance consist of share options granted pursuant to the Pre-Global Offering Share Option Scheme and the Share Option Scheme to the Directors and chief executive to subscribe for shares of the Company. Further details of the above are set out as follows:

Options granted under the pre-global offering share option scheme

Name of directors	Number of options granted[2]	Number of options exercised during the year	Number of options outstanding at year end
Yang Xian Zu	525,000	—	525,000
Wang Jianzhou	396,200	—	396,200
Shi Cuiming	396,200	—	396,200
Ge Lei	292,600	—	292,600
Tan Xinghui	204,400	—	204,400

[2] *Each option gives the holder the right to subscribe for one share.*

Option granted under the share option scheme

Name of directors	Number of options granted[3]	Number of options exercised during the year	Number of options outstanding at year end
Yang Xian Zu	526,000	—	526,000
Wang Jianzhou	420,000	—	420,000
Shi Cuiming	396,000	—	396,000
Ge Lei	292,000	—	292,000
Lee Hon Chiu	292,000	—	292,000
Wu Jinglian	292,000	—	292,000
Craig O. McCaw	292,000	—	292,000
Tan Xinghui	292,000	—	292,000

[3] *Each option gives the holder the right to subscribe for one share.*

Apart from the foregoing, at no time during the year was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Furthermore, apart from the foregoing, as at 31 December 2002, none of the Directors had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations as defined in the Ordinance.

DIRECTORS' INTERESTS IN CONTRACTS AND SERVICE CONTRACTS

Each of the existing executive Directors has entered into a service contract with the Company for a term of three years.

Save for the service contracts mentioned above, as at 31 December 2002, the Directors did not have any material interests, whether directly or indirectly, in any contracts of significance entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

EMOLUMENTS OF THE DIRECTORS AND SENIOR MANAGEMENT

Please refer to Note 9 to the financial statements for details of the emoluments of the Directors and senior management of the Company.

MATERIAL CONTRACT

On 20 November 2002, the Company entered into a conditional agreement for sale and purchase with China Unicom (BVI) Limited in relation to the acquisition of the businesses, assets and liabilities (including the GSM businesses and assets and the CDMA businesses) relating to telecommunications services in Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Chongqing municipality and the Guangxi Zhuang and Xinjiang Uygur autonomous regions in the PRC indirectly through the acquisition of the entire issued capital of Unicom New Century (BVI) Limited (the "Acquisition").

The Acquisition, constitutes a connected transaction for the Company under the Listing Rules, pursuant to which an independent board committee consisting of all independent directors formed by the Board together with the appointed independent financial advisers had reviewed the Acquisition and confirmed the terms and the reasons for the transaction to be fair and reasonable and recommended to shareholders to vote for the approval of the Acquisition at the extraordinary general meeting held on 23 December 2002 whereby such shareholders' approval had been obtained. The Acquisition was completed on 31 December 2002.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the year of 2002 with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules except that the non-executive Directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Articles of Association.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2002, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company as far as the Company is aware.

AUDITORS

PricewaterhouseCoopers was appointed as the auditors of the Company for the year ended 31 December 2002 and have audited the accompanying financial statements. A resolution will be submitted by the Board of Directors at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's auditors for the year ending 31 December 2003.

By Order of the Board
Yang Xian Zu
Chairman and Chief Executive Officer

Hong Kong, 1 April 2003

74

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Unicom Limited will be held on 12 May 2003 at 10:30 a.m. at Granville Room, Basement, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2002.

2. To declare a final dividend for the year ended 31 December 2002.

3. To elect and re-elect the Directors and to authorise the Directors to fix their fees for the year ending 31 December 2003.

4. To re-appoint Auditors, and to authorise the Directors to fix their remuneration for the year ending 31 December 2003.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this Resolution:

   "**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

   (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

76

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board
Ngai Wai Fung
Company Secretary

Hong Kong, 1 April 2003

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75/F., The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2002 of RMB0.10 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 5 June 2003 to those shareholders whose names appear on the Company's register of shareholders on 6 May 2003.

4. The Register of the shareholders will be closed on 7 May 2003 and 9 May 2003, during which dates no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at Rooms 1901-05, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 6 May 2003.

5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), will be set out in a separate letter from the Company to be enclosed with the 2002 annual report.

77

Auditors' Report

Auditors' Report to The Shareholders of China Unicom Limited

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 74 to 136 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 1 April 2003

78

Consolidated Income Statement

For the year ended 31 December 2002

	Note	2002 RMB'000	2001 RMB'000
Operating Revenue (Turnover):			
GSM Business	4, 32, 34	27,387,925	20,505,058
CDMA Business	3(f), 4, 31(b), 32, 34	3,225,347	—
Data and Internet Business	4, 32, 34	2,793,039	1,820,211
Long Distance Business	4, 32, 34	2,765,723	1,488,733
Paging Business	4, 32, 34	2,161,188	4,341,824
Total service revenue		38,333,222	28,155,826
Sales of telecommunications products	4, 32, 34	2,243,303	1,237,060
Total Operating revenue	4, 34	40,576,525	29,392,886
Operating expenses:			
Leased lines and network capacities	5, 31(a), 32	(1,583,255)	(853,306)
Interconnection charges	32	(3,229,640)	(2,072,584)
Depreciation and amortisation	5	(11,255,724)	(8,262,296)
Personnel	5	(3,335,218)	(2,487,218)
Selling and marketing	3(f), 5, 31(b), 32	(5,980,948)	(3,612,890)
General, administrative and other expenses	5, 6(iv), 32	(5,631,850)	(5,498,997)
Cost of telecommunications products sold	32	(2,236,206)	(1,342,244)
Total operating expenses	6	(33,252,841)	(24,129,535)
Operating profit		7,323,684	5,263,351
Interest income	5	470,282	2,096,972
Finance costs	7	(1,474,441)	(1,917,566)
Other (expense) income, net	5, 8	(16,359)	19,831
Profit before taxation	5	6,303,166	5,462,588
Taxation	10	(1,752,346)	(1,041,137)
Profit after taxation		4,550,820	4,421,451
Minority interests		15,252	35,310
Profit attributable to shareholders		4,566,072	4,456,761
Basic earnings per share (RMB)	14	0.364	0.355
Diluted earnings per share (RMB)	14	0.364	0.355
Number of shares outstanding for basic earnings (in thousands)	14	12,552,996	12,552,996
Number of shares outstanding for diluted earnings (in thousands)	14	12,552,996	12,552,996
Basic earnings per ADS (RMB)	14	3.637	3.550
Diluted earnings per ADS (RMB)	14	3.637	3.550
Number of ADS outstanding for basic earnings (in thousands)	14	1,255,300	1,255,300
Number of ADS outstanding for diluted earnings (in thousands)	14	1,255,300	1,255,300

79

Consolidated Balance Sheet

As of 31 December 2002

	Note	2002 RMB'000	2001 RMB'000
Non-current assets:			
Property, plant and equipment, net	*19*	107,486,629	75,748,435
Goodwill	*20*	2,366,219	43,287
Other assets	*21, 31(b)*	7,018,223	1,015,438
Deferred tax assets	*10*	826,568	1,012,216
Investment securities	*22*	105,648	123,500
Investment in associated companies	*24*	3,814	4,146
Total non-current assets		117,807,101	77,947,022
Current assets:			
Current portion of deferred tax assets	*10*	502,918	569,192
Amounts due from related parties	*32(b)*	1,137,847	1,430,818
Amounts due from domestic carriers	*33(b)*	211,462	199,460
Prepayments and other current assets	*18, 31(b)*	2,573,764	969,561
Inventories	*17*	3,229,903	751,991
Accounts receivable, net	*16*	4,327,268	2,498,063
Trading securities	*15*	173,939	203,832
Short-term bank deposits		4,825,205	24,921,943
Cash and cash equivalents		14,433,498	18,413,010
Total current assets		31,415,804	49,957,870
Current liabilities:			
Dividend payable		8,448	29,847
Payables and accrued liabilities	*25*	19,811,961	15,329,436
Amounts due to Unicom Group	*32(c)*	562,633	947,934
Amounts due to related parties	*32(b)*	409,663	135,724
Amounts due to domestic carriers	*33(b)*	1,123,580	742,366
Current portion of obligations under finance leases	*28, 33(b)*	16,793	8,151
Current portion of long-term bank loans	*27*	5,459,505	843,603
Taxes payable		1,106,006	1,025,269
Advances from customers		6,240,225	2,765,541
Short-term loans from Unicom Group	*32(d)*	724,127	—
Short-term bank loans	*26*	9,146,500	7,089,000
Total current liabilities		44,609,441	28,916,871
Net current (liabilities) assets		(13,193,637)	21,040,999
Total assets less current liabilities		104,613,464	98,988,021

	Note	2002 RMB'000	2001 RMB'000
Financed by:			
Shareholders' equity:			
Share capital	*29*	1,331,371	1,331,371
Share premium		52,482,127	52,482,127
Reserves		1,259,535	826,286
Retained profits			
Proposed final dividend	*13*	1,255,300	—
Others		9,918,902	7,041,379
Shareholders' equity		66,247,235	61,681,163
Minority interests		566,257	829,405
Non-current liabilities:			
Long-term bank loans	*27*	37,686,162	36,336,768
Obligations under finance leases	*28, 33(b)*	101,302	100,757
Other long-term liabilities		12,508	39,928
Total long-term liabilities		37,799,972	36,477,453
		104,613,464	98,988,021

Approved by the Board of Directors on 1 April 2003 and signed on behalf of the Board by:

Yang Xian Zu
Director

Shi Cuiming
Director

81

Balance Sheet

As of 31 December 2002

	Note	2002 RMB'000	2001 RMB'000
Non-current assets:			
Property, plant and equipment, net	*19*	6,447	8,848
Investment in subsidiaries	*23*	45,564,109	23,190,368
Total non-current assets		45,570,556	23,199,216
Current assets:			
Due from Unicom Group		131	–
Prepayments and other current assets	*18*	42,561	170,172
Short-term bank deposits		4,613,357	24,707,719
Cash and cash equivalents		7,577,845	9,334,171
Total current assets		12,233,894	34,212,062
Current liabilities:			
Payables and accrued liabilities	*25*	91,881	31,089
Amounts due to a subsidiary		44,888	–
Total current liabilities		136,769	31,089
Net current assets		12,097,125	34,180,973
Total assets less current liabilities		57,667,681	57,380,189
Financed by:			
Shareholders' equity:			
Share capital	*29*	1,331,371	1,331,371
Share premium		52,482,127	52,482,127
Retained profits			
Proposed final dividend	*13*	1,255,300	–
Others		2,598,883	3,566,691
Shareholders' equity		57,667,681	57,380,189

Approved by the Board of Directors on 1 April 2003 and signed on behalf of the Board by:

Yang Xian Zu
Director

Shi Cuiming
Director

Statement of Changes in Equity

For the year ended 31 December 2002

	The Group					
	Share capital RMB'000	Share premium RMB'000	Revaluation reserve RMB'000	Statutory reserve RMB'000	Retained profits RMB'000	Total RMB'000
Balance at 1 January 2001	1,331,371	52,482,127	176,853	424,805	2,809,246	57,224,402
Profit for the year	—	—	—	—	4,456,761	4,456,761
Appropriation to statutory reserve (Note 13)	—	—	—	224,628	(224,628)	—
Balance at 1 January 2002	1,331,371	52,482,127	176,853	649,433	7,041,379	61,681,163
Profit for the year	—	—	—	—	4,566,072	4,566,072
Appropriation to statutory reserve (Note 13)	—	—	—	433,249	(433,249)	—
Balance at 31 December 2002	1,331,371	52,482,127	176,853	1,082,682	11,174,202	66,247,235
Representing:						
2002 final dividend proposed					1,255,300	
Others					9,918,902	
Retained earnings as at 31 December 2002					11,174,202	

	The Company			
	Share capital RMB'000	Share premium RMB'000	Retained profits RMB'000	Total RMB'000
Balance at 1 January 2001	1,331,371	52,482,127	1,584,848	55,398,346
Profit for the year	—	—	1,981,843	1,981,843
Balance at 31 December 2001	1,331,371	52,482,127	3,566,691	57,380,189
Profit for the year	—	—	287,492	287,492
Balance at 31 December 2002	1,331,371	52,482,127	3,854,183	57,667,681
Representing:				
2002 final dividend proposed			1,255,300	
Others			2,598,883	
Retained earnings as at 31 December 2002			3,854,183	

83

Consolidated Cash Flow Statement

For the year ended 31 December 2002

	Note	2002 RMB'000	2001 RMB'000
Net cash inflow from operations	*(a)*	15,675,105	13,249,360
Interest received		599,506	2,605,507
Interest paid		(1,868,208)	(2,576,822)
Dividends received		24,978	22,864
Dividends paid to minority owners of subsidiaries		(31,902)	(29,377)
PRC income tax paid		(1,345,201)	(2,193,657)
Net cash inflow from operating activities		13,054,278	11,077,875
Investing activities			
Purchase of property, plant and equipment		(21,152,102)	(28,547,009)
Sale of property, plant and equipment		24,552	131,692
Purchase of minority interests		(257,337)	(18,537)
Decrease (increase) in short-term bank deposits		20,096,738	(17,083,008)
Purchase of Unicom New Century, net of cash acquired	*(c)*	(3,692,687)	—
Purchase of trading securities		(14,557)	—
Sale of trading securities		18,865	144,976
Purchase of investment in associated companies		(2,105)	—
Sale of investment securities		4,241	—
Purchase of investment securities		—	(21,426)
Sale of investment securities		35,300	5,139
Payment for other assets		(226,947)	(736,844)
Net cash outflow from investing activities		(5,166,039)	(46,125,017)
Financing activities			
(Decrease) increase in amounts due to Unicom Group		(1,393,434)	126,137
Proceeds from short-term bank loans		9,623,438	11,214,388
Proceeds from long-term bank loans		7,757,005	10,029,022
Repayment of short-term bank loans		(7,928,938)	(11,859,205)
Repayment of long-term bank loans		(19,925,822)	(766,875)
Net cash (outflow) inflow from financing activities		(11,867,751)	8,743,467
Net decrease in cash and cash equivalents		(3,979,512)	(26,303,675)
Cash and cash equivalents, beginning of year		18,413,010	44,716,685
Cash and cash equivalents, end of year		14,433,498	18,413,010
Analysis of the balances of cash and cash equivalents:			
Cash balance		5,942	21,991
Bank balance		14,427,556	18,391,019
		14,433,498	18,413,010

84

(a) The reconciliation of profit before taxation to net cash inflow from operations is as follows:

	2002 RMB'000	2001 RMB'000
Profit before taxation	6,303,166	5,462,588
Adjustments for:		
Depreciation and amortisation	11,255,724	8,262,296
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	1,385,424	—
Interest income	(470,282)	(2,096,972)
Interest expense	1,456,736	1,907,148
Loss on disposal of property, plant and equipment	82,467	54,475
Impairment loss of property, plant and equipment and goodwill	38,797	632,511
Provision for doubtful debts	971,989	540,954
Share of (profits) losses from associated companies	(553)	24,773
Dividends from investment securities	(24,978)	(22,864)
Realised gains on trading securities	(1,876)	(31,979)
Unrealised losses on trading securities	27,461	56,576
Realised gains on investment securities	(18,098)	(944)
Reversal of impairment loss of associated companies	—	(3,219)
Realised gains in associated companies	(1,251)	—
Additional provision (reversal) of impairment loss of investment securities	650	(12,490)
Operating profit before working capital changes	21,005,376	14,772,853
Increase in accounts receivable	(2,085,863)	(1,493,966)
Increase in inventories	(1,276,602)	(72,302)
Increase in other assets	(5,478,259)	—
(Increase)/decrease in prepayments and other current assets	(1,142,810)	187,565
Decrease in amounts due from domestic carriers	8,599	176,786
Decrease/(increase) in amounts due from related parties	280,216	(891,497)
Increase in payables and accrued liabilities	1,488,449	872,084
Increase in advances from customers	1,978,456	149,865
Increase/(decrease) in amounts due to domestic carriers	221,196	(534,599)
Increase in amounts due to related parties	676,347	82,571
Net cash inflow from operations	15,675,105	13,249,360

(b) Supplemental information:

As the payables to equipment suppliers for construction-in-progress decreased by approximately RMB2,201 million during 2002 (2001: increased by approximately RMB2,706 million), cash outflows for the purchase of property, plant and equipment for the year amounted to approximately RMB21,152 million (2001: RMB28,547 million).

85

(c) Acquisition of Unicom New Century:

	RMB'000
Net assets acquired:	
Property, plant and equipment, net	23,330,775
Other assets	1,799,357
Deferred tax assets	56,368
Current portion of deferred tax assets	251,255
Amounts due from related parties	809,526
Amounts due from domestic carriers	20,601
Prepayments and other current assets	714,396
Inventories	1,201,310
Accounts receivable, net	715,331
Cash and cash equivalents	1,107,313
Payables and accrued liabilities	(4,940,983)
Amounts due to Unicom Group	(778,109)
Amounts due to related parties	(649,896)
Amounts due to domestic carriers	(160,018)
Current portion of long-term bank loans	(2,668,782)
Long-term bank loans	(15,465,331)
Taxes payable	(215,734)
Advances from customers	(1,496,228)
Short-term loans from Unicom Group	(724,127)
Short-term bank loans	(363,000)
	2,544,024
Goodwill	2,365,197
Less: Direct costs of acquisition	(109,221)
Consideration paid	4,800,000
Analysis of the net outflow in respect of the acquisition of Unicom New Century:	
Cash consideration	4,800,000
Bank balances and cash in hand acquired	(1,107,313)
Net cash outflow in respect of the acquisition of Unicom New Century	3,692,687

86

(Amounts expressed in RMB unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company is to engage in investment holding and the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC. The Company and its subsidiaries are hereinafter referred to as the "Group".

Prior to the incorporation of the Company, the paging business was carried out by Guoxin Paging Corporation Ltd. and its subsidiaries ("Guoxin") whereas the cellular and other telecommunications businesses were carried out by the head office and various branches of China United Telecommunications Corporation ("Unicom Group"). The aforementioned cellular and other telecommunications businesses, other than the paging business, was then restructured into China Unicom Corporation Limited ("CUCL") on 21 April 2000. Both Guoxin and CUCL were then transferred to the Company pursuant to a restructuring in preparation for a global offering of the Company's shares (the "Global Offering"). The Company completed its Global Offering in June 2000 and an aggregate of 2,827,996,050 ordinary shares were issued with listing proceeds amounted to approximately RMB45.3 billion, net of direct listing expenses (See Note 29).

Unicom Group was established as a state-owned enterprise in the PRC in 1994 under the approval of the State Council to build and operate cellular networks, fixed line local networks and fixed line domestic long distance networks in the PRC.

Guoxin was established as a limited liability company in September 1998, and originally operated a nationwide paging business through its 31 subsidiaries in 27 provinces and 4 municipalities in the PRC (the "Paging Business"). By 31 December 2002, Guoxin has already acquired all of the minority interests of 30 subsidiaries. These 30 paging subsidiaries then became the wholly-owned subsidiaries of Guoxin. In addition, Guoxin has deregistered the legal entity status of 28 wholly-owned subsidiaries in 25 provinces and 3 municipalities in the PRC. As of 31 December 2002, minority interests only existed in Unicom Guomai Communications Co. Ltd. ("Unicom Guomai").

Prior to the acquisition of Unicom New Century Telecommunications Corporation Limited, as further explained below, the Group's principal businesses comprised:

i) the GSM cellular businesses in 9 provinces in the PRC, namely, Guangdong, Fujian, Anhui, Jiangsu, Zhejiang, Shandong, Liaoning, Hebei and Hubei; and 3 municipalities, namely, Beijing, Shanghai and Tianjin (the "GSM Business");

ii) the CDMA cellular business in the above service areas, through a leasing arrangement of CDMA network capacities from a subsidiary of Unicom Group (the "CDMA Business", see Note 31);

iii) the nationwide domestic and international Internet protocol-based telephony businesses and the nationwide data and Internet business in major cities of the PRC (the "Data and Internet Business");

iv) the nationwide domestic and international long distance telephony businesses in major cities of the PRC (the "Long Distance Business"); and

v) the nationwide paging business in the PRC.

The GSM Business and the CDMA business are hereinafter collectively refer to as the "Cellular Business".

1. ORGANISATION AND PRINCIPAL ACTIVITIES (continued)

Acquisition of Unicom New Century Telecommunications Corporation Limited ("Unicom New Century")

Unicom New Century is a limited liability company established in the PRC on 16 July 2002 to engage in the provision of GSM and CDMA cellular telecommunications services in 8 provinces and 1 municipality in the PRC, namely, Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Guangxi, Xinjiang, Shannxi and Chongqing. The GSM businesses and the relevant net assets were previously owned and operated by various branches of Unicom Group. Starting from 2002, Unicom New Century has started to operate the CDMA business through the leasing of CDMA network capacity from a subsidiary of Unicom Group (see Note 31).

Unicom Centerarian (BVI) Limited ("UC (BVI)") was incorporated in the British Virgin Islands on 23 October 2002 as a wholly-owned subsidiary of Unicom Group. At the same time, Unicom New Century (BVI) Limited (a wholly-owned subsidiary of UC (BVI), hereinafter referred to as ("UNC (BVI)")) was incorporated in the British Virgin Islands on 23 October 2002. According to the restructuring plan for the acquisition of Unicom New Century and the agreement signed between Unicom Group, UC (BVI) and UNC (BVI) dated 23 October 2002, the entire issued share capital of Unicom New Century were transferred from UC(BVI) to UNC (BVI) through share exchanges.

Pursuant to the ordinary resolution passed by the Company's Directors on 20 November 2002 and extraordinary general meeting passed by the Company's shareholders on 23 December 2002, the Company acquired the entire equity interests of UNC (BVI) by a cash consideration of RMB4.8 billion on 31 December 2002 (the "Acquisition"). Thereafter, Unicom New Century has become a subsidiary of the Company.

The immediate holding company of the Company is CUCL (BVI) Limited ("Unicom BVI"). The majority equity interests of Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The directors of the Company consider Unicom Group to be the ultimate parent company.

2. BASIS OF PRESENTATION

The Acquisition of Unicom New Century as described in Note (1) above became effective on 31 December 2002 when the Company gained the ownership of, and control over Unicom New Century, after obtaining the necessary government approvals on the Acquisition and making payment of the purchase consideration on that date. The Company has adopted the purchase methed of accounting for this Acquisition. The net identifiable assets and liabilities acquired are recorded based on their respective fair values as of 31 December 2002, estimated by the Company to be approximately RMB2,544 million.

The results of the subsidiary acquired are included in the consolidated income statement from the date of acquisition. Since the effective date of acquisition was 31 December 2002, the consolidated financial statements did not include the operating results of Unicom New Century, but included the financial position of Unicom New Century as of 31 December 2002.

2. BASIS OF PRESENTATION (continued)

The financial statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain land and building and investments in securities are stated at fair value. They have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") issued by the Hong Kong Society of Accountants ("HKSA"). This basis of accounting differs from that used in the preparation of financial statements for PRC statutory reporting purposes, which were based on the accounting principles and financial regulations applicable to enterprises established in the PRC ("PRC GAAP").

The principal adjustments made to conform to HK GAAP include the following:

- Reversal of revaluation surplus and related depreciation and amortisation charges arising from the revaluation of assets performed by independent valuers registered in the PRC;
- Additional accrual for certain retirement benefits;
- Additional provision for certain housing benefits;
- Additional capitalisation of borrowing costs;
- Provision for deferred taxation on HK GAAP adjustments; and
- Capitalisation of the direct cost associated with the Acquisition.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out as follows:

(a) Basis of preparation

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAP") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP1 (revised)	Presentation of financial statements
SSAP11 (revised)	Foreign currency translation
SSAP15 (revised)	Cash flow statements
SSAP33	Discontinuing operation
SSAP34 (revised)	Employee benefits

The impact of the adoption of the new aforementioned new standards on the Group's consolidated operating results and financial position is not significant and, accordingly, no prior period adjustment has been made.

The Group has not adopted SSAP 35 "Government grants and disclosure of government assistance" and SSAP 12 "Income taxes", which are effective for periods commencing on or after 1 July 2002 and 1 January 2003 respectively.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

Should the Group have adopted the revised SSAP 12 in 2002, it would apply retrospectively. As such, the Group estimated that the opening retained profits as of 1 January 2002 would increase by approximately RMB373,159,000, which represent the deferred tax assets related to the provision of doubtful debts of the GSM Business previously not recognised. This change would result in a decrease in the income tax expense by approximately RMB32,140,000 for the year ended 31 December 2002.

(b) Group accounting

(i) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors; controls more than half of the voting power; or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influences is exercised in its management.

The consolidated income statement includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued where the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated companies.

Where, in the opinion of the directors, there is an impairment loss of an associated company, permanently reduced below its carrying value, or the market value has fallen below the carrying value over a sustained period, a provision is made for such impairment loss.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(c) Use of estimates

The preparation of financial statements in conformity with HK GAAP requires management to make estimates and assumptions that affect the reported amount and disclosures. Accordingly, actual results may differ from those estimates and assumptions.

(d) Property, plant and equipment

(i) Land use rights and buildings

Land use rights and buildings are stated at valuation. Independent valuations are performed periodically with the last valuation performed on 31 March 2000. In the intervening years, the directors review the carrying value of land use rights and buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in land use rights and buildings valuation is credited to the revaluation reserve; any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the income statement. Upon the disposal of revalued land use rights and buildings, the realised portion of the revaluation reserve is transferred from the valuation reserve to retained profits.

(ii) Other fixed assets

Other fixed assets, comprising leasehold improvement, plant, telecommunications equipment, office furniture and fixtures are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the assets.

(iii) Depreciation

Land use rights are depreciated over the period of the lease while other fixed assets are depreciated at rates sufficient to write off their costs less accumulated losses over their estimated useful lives on a straight-line basis. The estimated useful lives of property, plant and equipment are as follows:

	Depreciable life	Residual value
Land use rights	Over the period of lease	—
Buildings	8 - 40 years	3%
Leasehold improvements	Over the lease term	—
Telecommunications equipment	4 - 15 years	3%
Office furniture, fixtures and other	4 - 14 years	3%

91

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(d) Property, plant and equipment (continued)

(iv) Construction-in-progress

Construction-in-progress represents buildings under construction and plant and equipment pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period.

No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

(v) Impairment and gains or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets including property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the assets to its recoverable amount. Such impairment losses are recognised in the income statement except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which cases it is treated as a revaluation decrease. In determining the recoverable amount, expected future cash flows generated by the property, plant and equipment are discounted to their present values.

Provision for impairment loss is charged to the income statement and classified under "general, administrative and other expenses" as a component of operating expenses. Reversal of impairment losses recognised in prior years is recorded when impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in the income statement.

The gain or loss on disposal of a property, plant and equipment is the differences between the net sales proceeds and the carrying amount of the relevant assets, and is recognised in the income statement. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(e) Goodwill

Goodwill represents the excess of purchase consideration over the fair values of the Group's share of the net identifiable assets and liabilities of the acquired subsidiary/associated company at the date of acquisition. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Goodwill is amortised using the straight-line method over the estimated economic lives of the acquired businesses. Goodwill arising on major strategic acquisitions of the Group to expand its geographical market coverage is amortised over 20 years. For all other acquisitions, goodwill is generally amortised over 5 to 7 years.

When later events and circumstances occur which indicate the carrying balance of goodwill may not be recoverable, the unamortised balance is written down to its estimated recoverable amount. Estimated recoverable amount is determined based on estimated discounted future net cash flows of the related business over its remaining life.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Other assets

Other assets mainly represent long term (i) expenditures on facilities for interconnection with other operators, for which the Group has a permanent use right, (ii) prepaid leased lines and rentals and (iii) deferred customer acquisition costs of certain CDMA contractual subscribers.

Expenditures on interconnection facilities are amortised using the straight-line method over the period of benefit of 5 years. Long-term prepaid leased lines and rentals are recognised using a straight-line method over the lease period.

Deferred customer acquisition costs of certain CDMA contractual subscribers represent the cost of CDMA handsets given to certain contractual subscribers under special promotional packages. Deferred customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) to match with the minimum contract revenue. Deferred customer acquisition costs are included in "prepayment and other current assets" when the customer contract is within 1 year, whereas they are recorded as "other assets" when the contract period is over 1 year.

(g) Investments in securities

(i) Investment securities

Equity securities intended to be held on a continuing basis are classified as investment securities and recorded at cost less any provision for impairment loss.

The carrying amounts of investment securities are reviewed at the end of each year to assess whether the fair values have declined below the carrying amounts. When a decline other than a temporary decline has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the income statement. This impairment loss is written back to income statement when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. Upon disposal of investment securities, profit or loss thereon is accounted for in the income statement.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the income statement. Gains or losses on disposal of trading securities, representing the differences between the net sales proceeds and the carrying amounts, are recognised in the income statement as they arise.

(h) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with maturity of 3 months or less from the date of investment.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(i) Short-term bank deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to one year.

(j) Accounts receivables and other receivables

Provision is made against accounts receivables and other receivables to the extent they are considered to be doubtful. They are stated in the balance sheet net of such provision.

(k) Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards, pagers and accessories, are stated at the lower of cost and net realisable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Advances from customers

Advances from customers are monthly fees paid by paging subscribers in advance or amounts paid by customers for GSM prepaid cards, GSM and CDMA prepaid service fees, Internet protocol ("IP") telephone cards and other calling cards which cover future telecommunications services (over a period of 3 to 12 months). Customer advances are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

(m) Assets under lease

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the income statement over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives and the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Minimum payments under operating leases net of any incentives received from the leasing company are charged to the income statement on a straight-line basis over the lease periods.

94

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(n) Borrowing costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset, that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varies from 4.54% to 6.24% for the year ended 31 December 2002 (2001: 5.46% to 7.65%).

(o) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of a past event, it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(p) Revenue recognition

(i) Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and when the revenue and cost can be measured reliably, on the following basis:

- Usage fees are recognised when the service is rendered;
- Monthly fees are recognised as revenue in the month during which the services are rendered;
- Connection fees are recognised as revenue upon activation of service for subscribers;
- Telecommunication calling card sales, which represent prepaid service fees received from subscribers for telephony services, is recorded as advances from subscribers. Revenue is recognised when the related service is rendered upon actual usage of the telephone cards by subscribers;
- Leased line rental income is recognised on a straight-line basis over the lease term; and
- Sales of telecommunications products, such as handsets and accessories, SIM cards, UIM cards and pagers etc, are recognised when title has passed to the buyers.

(ii) Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, taking into account the principal amounts and the interest rates applicable.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(q) Foreign currency translation

The Group maintains its books and records in Renminbi ("RMB"), which is not freely convertible into foreign currencies. Transactions in foreign currencies are translated at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising from changes in exchange rates subsequent to the transaction dates are dealt with in the income statement.

(r) Employee benefits

(i) Retirement benefits

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(ii) Housing benefits

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

96

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(r) Employee benefits (continued)

(iii) Equity compensation benefits

Share options are granted to directors and employees under the relevant share option schemes approved by the Board of Directors (Note 30). The financial impact of the share option granted is not recorded in the financial statements until such time as the options are exercised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(s) Taxation

(i) Income tax

Income tax is provided on the basis of income for statutory financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for tax purposes.

(ii) Deferred taxation

Deferred taxation is provided under the liability method, at the current tax rate, in respect of timing differences between income as computed for taxation purposes and income as stated in the income statement. A deferred tax asset is not recognised unless the related benefits are expected to crystallise in the foreseeable future.

(t) Related parties

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

(u) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

97

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(v) Events after the balance sheet date

Events after the balance sheet date that provide additional information about the position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Events after the balance sheet date that are not adjusting events are disclosed in the notes when material.

(w) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format.

Unallocated costs primarily represent corporate expenses. Segments assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash and exclude short-term bank deposits. Segment liabilities comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

(x) Earnings per share and per American Depository Share ("ADS")

Basic earnings per share have been computed by dividing the profit attributable to shareholders by the number of weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share have been computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted net earnings per ADS have been computed by multiplying the net income per share by 10, which is the number of shares represented by each ADS.

4. OPERATING REVENUE

Operating revenue primarily comprises of usage fees, monthly fees, connection fees, interconnection revenue, leased line rental income and sales of telecommunication products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development Planning Commission, the Ministry of Information Industry ("MII") and the provincial regulatory authorities.

Operating revenue is net of business tax and government surcharges.

98

4. OPERATING REVENUE (continued)

The major components of operating revenue are as follows:

	Note	2002 RMB'000	2001 RMB'000
GSM Business			
Usage fee	*(i) (a)*	20,274,987	14,937,448
Monthly fee	*(ii)*	4,169,129	3,660,473
Connection fee	*(iii)*	—	204,986
Interconnection revenue	*(iv)*	1,709,771	1,262,267
Other revenue	*(vi)*	1,234,038	439,884
Total GSM service revenue		27,387,925	20,505,058
CDMA Business			
Usage fee	*(i) (a)*	2,231,050	—
Monthly fee	*(ii)*	713,483	—
Interconnection revenue	*(iv)*	184,296	—
Other revenue	*(vi)*	96,518	—
Total CDMA service revenue		3,225,347	—
Data and Internet Business			
Usage fee	*(i) (b)*	2,069,415	1,581,189
Monthly fee	*(ii)*	9,478	—
Interconnection revenue	*(iv)*	348,248	146,844
Leased lines rental	*(v)*	274,274	64,117
Other revenue	*(vi)*	91,624	28,061
Total Data and Internet service revenue		2,793,039	1,820,211
Long Distance Business			
Usage fee	*(i) (b)*	1,223,051	539,808
Interconnection revenue	*(iv)*	664,302	577,780
Leased lines rental	*(v)*	873,054	363,078
Other revenue	*(vi)*	5,316	8,067
Total Long Distance service revenue		2,765,723	1,488,733

99

4. OPERATING REVENUE (continued)

	Note	2002 RMB'000	2001 RMB'000
Paging Business			
Monthly fee	*(ii)*	1,912,786	4,141,232
Connection fee	*(iii)*	—	1,595
Interconnection revenue	*(iv)*	113,123	—
Other revenue	*(vi)*	135,279	198,997
Total Paging service revenue		2,161,188	4,341,824
Total service revenue		38,333,222	28,155,826
Sales of telecommunications products		2,243,303	1,237,060
Total operating revenue		40,576,525	29,392,886

Notes:

(i) Usage fees comprise:

(a) charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial ("DDD") and international direct dial ("IDD") as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(b) charges for IP telephone calls, data and Internet services and fixed line long distance calls.

(ii) Monthly fees represent fixed amounts charged to cellular, data, Internet, and paging subscribers on a monthly basis for maintaining their access to the related services.

(iii) Connection fees are charged to cellular and paging subscribers for the one-time activation service rendered to connect the cellular subscribers to the Group's cellular network or to reconfigure the receiving frequency of the subscribers' pagers to the Group's paging network. Connection fees have been cancelled since 1 July 2001.

(iv) Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group's networks. It also includes roaming-in fees received from other operators, including Unicom Group, for calls made by their subscribers using the Group's cellular networks. (see Note 32(a))

(v) Leased line rental income represents rentals received for leasing of transmission lines to Unicom Group, business customers and other carriers in the PRC.

(vi) Other revenue mainly represents revenue from the provision of value-added services to subscribers such as short message services.

5. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging and crediting the following:

	Note	2002 RMB'000	2001 RMB'000
After charging/(crediting):			
Share of (profit) losses from associated companies	*8*	(553)	24,773
Dividends from investment securities	*8*	(24,978)	(22,864)
Realised gains on investment securities	*8*	(18,098)	(944)
Realised gains on trading securities	*8*	(1,876)	(31,979)
Unrealised losses on trading securities	*8*	27,461	56,576
Gains on disposal of interests in associated company	*8*	(1,251)	—
Interest income		(470,282)	(2,096,972)
Interest expense	*7*	1,879,663	2,593,402
Less: amounts capitalised in construction-in-progress	*7*	(422,927)	(686,254)
Total interest expenses	*7*	1,456,736	1,907,148
Depreciation:			
- Assets held under finance leases	*19*	20,046	9,327
- Other assets		10,830,635	7,715,229
Total depreciation	*19*	10,850,681	7,724,556
Amortisation of goodwill	*20*	23,414	74,261
Deferred customer acquisition costs of contractual CDMA subscribers		1,385,424	—
Other amortisation	*21*	381,629	463,479
Total amortisation		1,790,467	463,479
Loss on disposal of property, plant and equipment	*6(iv)*	82,467	54,475
Operating lease expense:			
- Leased lines		691,358	853,306
- CDMA network capacities		891,897	—
- Other leasing expense	*6(iv)*	610,931	569,954
Total operating lease expense		2,194,186	1,423,260
Auditors' remuneration		38,916	52,972

101

5. PROFIT BEFORE TAXATION (continued)

	Note	2002 RMB'000	2001 RMB'000
Provision (write-back) for doubtful debts:			
- GSM Business		802,914	517,663
- CDMA Business		42,050	—
- Data and Internet Business		70,922	24,743
- Long Distance Business		46,124	13,058
- Paging Business		9,979	(14,510)
Total provision for doubtful debts	*6(iv)*	971,989	540,954
Cost of inventories		2,161,512	1,268,645
Write-down of inventories to net realisable value		7,156	16,605
Personnel:			
- Salaries and wages		2,654,845	2,156,911
- Contributions to defined contribution pension schemes	*11*	203,164	163,500
- Contributions to supplementary defined contribution pension schemes	*11*	11,066	—
- Special monetary housing benefits	*12*	277,944	88,911
- Contributions to other housing fund	*12*	92,549	69,963
- Other housing benefits	*12*	95,650	7,933
Total personnel	*6(iii)*	3,335,218	2,487,218
Provision for impairment for:			
- Property, plant and equipment		—	468,611
- Goodwill	*6(iv)*	38,797	163,900
Total provision for impairment		38,797	632,511
Additional provision (write-back) for impairment losses of investments in:			
- Associated companies		—	(3,219)
- Investment securities		650	(12,490)
Total provision for impairment in investments		650	(15,709)
Net exchange losses (income)	*8*	21,533	(14,476)

102

6. OPERATING EXPENSES

The nature of the major components of operating expenses is as follows:

(i) Leased line charges and network capacities are incurred in association with leasing of transmission capacity from other operators and CDMA network capacities from Unicom New Horizon (see Note 31(a)).

(ii) Interconnection charges represent amounts paid to other operators, including Unicom Group, for calls from the Group's networks to the networks of other operators.

(iii) Personnel costs comprise staff salaries and wages, bonuses and medical benefits, contributions to defined contribution pension schemes and housing benefits.

(iv) General, administrative and other expenses are analysed as follows:

	2002 RMB'000	2001 RMB'000
Operating lease rental expenses	610,931	569,954
Repair and maintenance expenses	832,259	424,614
Provision for doubtful debts	971,989	540,954
Loss on disposal of property, plant and equipment	82,467	54,475
Provisions for impairment loss of property, plant and equipment and goodwill	38,797	632,511
Traveling, entertainment and meeting expenses	850,876	612,592
Power and water charges	729,650	473,774
Office expenses	582,187	587,727
Other	932,694	1,602,396
	5,631,850	5,498,997

7. FINANCE COSTS

	2002 RMB'000	2001 RMB'000
Interest on bank loans repayable over 5 years	41,115	—
Interest on bank loans repayable within 5 years	1,838,548	2,593,402
Less: Amounts capitalised in construction-in-progress	(422,927)	(686,254)
Total interest expenses	1,456,736	1,907,148
Bank charges	17,705	10,418
	1,474,441	1,917,566

103

8. OTHER EXPENSE (INCOME), NET

	2002 RMB'000	2001 RMB'000
Realised gains on trading securities	(1,876)	(31,979)
Unrealised losses on trading securities	27,461	56,576
Share of (profits) losses from associated companies	(553)	24,773
Dividends from investment securities	(24,978)	(22,864)
Realised gains on investment securities	(18,098)	(944)
Losses (gains) from exchange difference	21,533	(14,476)
Other	12,870	(30,917)
	16,359	(19,831)

9. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

(a) Directors' emoluments

The aggregate amounts of fees and emoluments payable to directors of the Company during the year are set out below:

	2002 RMB'000	2001 RMB'000
Non-executive directors:		
Fees	849	1,273
Executive directors:		
Fees	—	—
Other emoluments		
- Salaries, allowance and other allowances	9,722	9,083
- Pension benefits/pension scheme contributions	38	124
- Bonuses paid and payable	5,887	11,162
	15,647	20,369
	16,496	21,642

Directors' emoluments disclosed above include approximately RMB636,000 (2001: approximately RMB637,000) paid to independent non-executive directors.

During the year, 2,802,000 (2001: Nil) share options were granted to the directors of the Company under the amended Share Option Scheme approved by the independent non-executive directors on 10 July 2002. Refer to Note 30 of the financial statements for details of share option granted during the year.

9. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS (continued)

(a) Directors' emoluments (continued)

The emoluments of the directors analysed by the number of directors and emolument ranges were as follows:

(All amounts expressed in Hong Kong dollars)	Number of directors 2002	2001
$nil - $1,000,000	4	4
$1,000,001 - $1,500,000	2	—
$2,000,001 - $2,500,000	1	—
$2,500,001 - $3,000,000	1	2
$3,000,001 - $3,500,000	1	—
$3,500,001 - $4,000,000	1	1
$4,000,001 - $4,500,000	—	1
$5,000,001 - $5,500,000	—	1
	10	9

No directors waived the right to receive emoluments during the year.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for 2002 include four directors (2001: All) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individual during year 2002 are as follows:

	2002 RMB'000
Salaries, allowance and other allowances	1,432
Bonuses paid and payable	849
	2,281

The emoluments of the remaining individual during year 2002 fell within the band of HK$2,000,001 - HK$2,500,000.

No emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

10. TAXATION

Provision for taxation represents:

	2002 RMB'000	2001 RMB'000
Provision for PRC enterprise income tax on the estimated taxable profits for the year	1,192,801	1,608,825
Deferred taxation	559,545	(567,688)
	1,752,346	1,041,137

There is no Hong Kong profits tax liability as the Group does not have any assessable income sourced from Hong Kong for the years ended 31 December 2002 and 2001.

The income tax liability of CUCL was assessed as follows:

(a) CUCL was approved as a foreign investment enterprise ("FIE") established in the PRC and the tax liabilities for 2002 and 2001 were assessed in accordance with FIE taxation requirements.

(b) CUCL was assessed for income tax liability on a consolidated basis as a single entity and settled income tax liabilities centrally in Beijing approved by the tax authority.

(c) Starting from 1 January 2001, Guoxin and its subsidiaries (except for Unicom Guomai) were subject to the FIE taxation requirement as stated in note (a) above and assessed for income tax liability on a consolidated basis with CUCL as a single entity.

10. TAXATION (continued)

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% applied to income before taxation and the effective tax rate actually recorded in the income statement is as follows:

	2002	2001
PRC		
Statutory tax rate of 33%	33.0%	33.0%
Non-deductible expenses:		
- Housing benefits	—	2.2
- Personnel expenses	0.1	0.7
- Other	1.4	1.2
Effect of preferential tax rates	(3.2)	(2.7)
Investment tax credits (Note (a))	(2.8)	—
Non-recognition of deferred taxes:		
- Provision for doubtful debts of Cellular Business	5.3	4.6
- Provision for doubtful debts of Cellular Business made in prior years and approved by tax authority to be deductible for tax purpose	(4.7)	—
Additional depreciation deductible for tax purpose (Note (b))	—	(9.8)
Effective PRC income tax rate	29.1%	29.2%
Hong Kong		
Statutory tax rate of 16%	16.0%	16.0%
Non-taxable income:		
- Interest income	(16.0)	(16.0)
Effective HK income tax rate	—	—
Total overall effective income tax rate	27.8%	19.1%

Tax effect of preferential tax rates is as follows:

	2002	2001
Aggregate amount (RMB in millions)	191.3	83.6
Per share effect (RMB)	0.015	0.007

Notes:

(a) For 2002, investment tax credits represented the tax credits relating to the additions of certain domestic equipment that were deductible against current tax.

(b) During 2001, CUCL obtained the approval from the relevant tax authorities in the PRC that certain depreciation expenses prior to 2000, which had previously been disallowed for deduction against current tax, could be used to deduct against enterprise income tax over 5 years. Accordingly, the deferred tax asset relating to this "additional depreciation deductible for tax purpose" was recognised in 2001 upon the receipt of the tax approval. Such deferred tax will be reversed on a straight-line basis for the period from 2000 to 2004.

107

10. TAXATION (continued)

The movement of the deferred tax assets is as follows:

	The Group	
	2002 RMB'000	2001 RMB'000
Balance, beginning of year	1,581,408	1,013,720
Acquisition of Unicom New Century	307,623	–
Deferred taxation charged to income statement	(559,545)	567,688
Balance, end of year	1,329,486	1,581,408

Deferred taxation as of year-end represents the taxation effect of the following timing differences:

	The Group	
	2002 RMB'000	2001 RMB'000
Deferred tax assets:		
Interest on loans from CCF joint ventures	287,998	317,447
Loss arising from terminations of CCF Arrangements	309,813	348,082
Income tax on advances from customers for telephone cards	471,657	529,049
Difference in goodwill amortisation period	12,878	23,590
Provision for impairment loss for property, plant and equipment	112,994	154,642
Provision for impairment loss for goodwill	27,620	54,087
Provision for doubtful debts of Paging Business	38,673	53,223
Write-off of other assets to income statement	17,662	24,368
Write-down of inventories to net realisable value	31,260	35,819
Amortisation of retirement benefits	37,379	39,852
Additional depreciation deductible for tax purpose	171,091	232,291
Differences on tax basis for the residual value of property, plant and equipment	19,634	–
Other	68,152	20,590
	1,606,811	1,833,040
Deferred tax liabilities:		
Accelerated depreciation for tax purpose	(76,468)	(129,526)
Capitalised interest already deducted for tax purpose	(200,857)	(122,106)
	(277,325)	(251,632)
Net deferred tax assets	1,329,486	1,581,408
Less: Current portion of deferred tax assets	(502,918)	(569,192)
	826,568	1,012,216

10. TAXATION (continued)

The above deferred tax assets included the effects of interests on loans from CCF joint ventures and loss arising from termination of CCF arrangements. Prior to 2000, in the process of developing its cellular networks, the GSM Business has entered into cooperation agreements with certain contractual joint ventures (the "CJVs") established in the PRC. Each CJV was established by one or more Chinese enterprises and one or more foreign parties, and the aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangements (the "CCF Arrangements"). Pursuant to the CCF Arrangements, the CJVs have extended funding to the GSM Business for the construction of telecommunications systems and network equipment in the PRC. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interests had been accrued by the GSM Business based on the funds provided by the CJVs and the then prevailing market borrowing rates. Afterwards, all CCF Arrangements had been terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the income statement as incurred. Pursuant to the approval of relevant tax authorities, since all the interest costs and the loss on termination of these CCF Arrangements can be deducted against current tax over 7 years, the resulting deferred tax assets were recognised. Such deferred tax assets will reverse on a straight-line basis up to 2006.

Deferred tax assets not recognised consist of the following:

	The Group	
	2002 RMB'000	2001 RMB'000
Tax effect of provision for doubtful debts of Cellular Business	485,748	373,159
Tax effect of operating loss of a subsidiary	107,299	107,299

The above deferred tax assets have not been recognised as it is uncertain that they will crystallise in the foreseeable future.

11. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the state-sponsored pension scheme at the rate of 19% for 2002 (2001: 19%) of the employees' basic salaries. Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from 11 August 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 2% to 6% of the monthly salary of each employee. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the income statement were as follows:

	The Group	
	2002 RMB'000	2001 RMB'000
Contributions to defined contribution pension schemes	203,164	163,500
Contributions to supplementary defined contribution pension schemes	11,066	–

12. HOUSING BENEFITS

Under housing reform schemes in accordance with government regulations at the provincial level, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. In the case of Guoxin, the living quarters were provided by China Telecom prior to the establishment of Guoxin and the related benefits were not charged to the Group. In the case of the GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB18.5 million for 2002 (2001: RMB18.5 million).

Subsequent to the establishment of Guoxin, for living quarters purchased or built by the Group, the liability to provide the housing benefits was recognised by the Group upon finalisation of the allocation of the housing units to specific employees. The amount of the benefits was the difference between the cost of the quarters purchased by the employees and the amount actually charged to the employees. The benefits are recorded as expenses over the estimated remaining average service life of the participating employees.

In addition, all of the full time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate on 10% (2001: from 5% to 10%) of the employees' basic salaries.

12. HOUSING BENEFITS (continued)

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain PRC enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes taking into consideration the actual financial capability of the enterprises.

The Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in year 2001. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period of three years. The employees will be entitled to the first 40% payment only when the following criteria are met:

(i) the provincial branch in which the employees are working has achieved the annual performance budget set by head office management; and

(ii) the employees continue to be under the employment of the Group at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

The Group accrues for each annual payment upon the fulfillment of the above criteria by the employees, at which time the liability is considered to have arisen.

For the years ended 31 December 2002 and 2001, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provision for special monetary housing benefits for qualified employees of these provinces for the years ended 31 December 2002 and 2001 amounted to approximately RMB277,944,000 and RMB88,911,000 respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits in 2002 since they did not achieve their annual performance budget in 2002 and accordingly, no provision for such benefits was made.

The expenses incurred by the Group in relation to the housing benefits described above were as follows (excluding those paid by Unicom Group and China Telecom and not charged to the Group):

	The Group	
	2002 RMB'000	2001 RMB'000
Special monetary housing benefits	277,944	88,911
Contributions to housing fund	92,549	69,963
Other housing benefits	95,650	7,933
	466,143	166,807

13. PROFITS ATTRIBUTABLE TO SHAREHOLDERS

CUCL was established as a foreign investment enterprise in the PRC. In accordance with the Article of Association of CUCL, CUCL is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after taxation and minority interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and minority interests determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HK GAAP, the appropriations to the staff bonus and welfare fund will be charged to income statement as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2002, no appropriation to staff bonus and welfare fund has been made (2001: Nil).

As such, CUCL appropriated approximately RMB433,249,000 to the statutory reserve for the year ended 31 December 2002 (2001: RMB224,628,000).

For the year ended 31 December 2002, profit attributable to shareholders included a profit of approximately RMB287,492,000 (2001: RMB1,981,843,000) which has been dealt with in the financial statements of the Company. As of 31 December 2002, the amount of distributable reserves to shareholders of the Company amounted to approximately RMB3,854,183,000 (2001: RMB3,566,691,000).

At a meeting held on 1 April 2003, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.10 per ordinary share to the shareholders for the year ended 31 December 2002 totalling RMB1,255,299,607. This proposed dividend is not reflected as a dividend payable in the financial statements as of 31 December 2002, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.

112

14. EARNINGS PER SHARE

Earnings per share and per American Depository Share ("ADS")

Basic earnings per share for the years ended 31 December 2002 and 2001 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended 31 December 2002 and 2001 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the dilutive potential ordinary share. All potential dilutive shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme (see Note 30).

There was no dilution of net earnings per share for both years. In 2002, anti-dilutive shares arising from the share options of approximately 48,745,000 shares (2001: 30,451,000 shares) were not included in the calculation of diluted earnings per share.

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

Reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	2002			2001		
	Profit attributable to shareholders RMB'000	Shares '000	Per share amount RMB	Profit attributable to shareholders RMB'000	Shares '000	Per share amount RMB
Basic earnings	4,566,072	12,552,996	0.364	4,456,761	12,552,996	0.355
Effect of conversion of share options	—	—	—	—	—	—
Diluted earnings	4,566,072	12,552,996	0.364	4,456,761	12,552,996	0.355

15. TRADING SECURITIES

Trading securities represented listed equity securities in the PRC, which are carried at fair value. The realised gains on trading securities for the year ended 31 December 2002 amounted to approximately RMB1,876,000 (2001: RMB31,979,000) and the unrealised losses amounted to RMB27,461,000 (2001: RMB56,576,000). There have been no significant changes in the fair values of the listed securities after the balance sheet date.

113

16. ACCOUNTS RECEIVABLE, NET

	The Group 2002 RMB'000	2001 RMB'000
Accounts receivable for GSM services	3,920,821	2,787,993
Accounts receivable for CDMA services	1,004,754	–
Accounts receivable for Data and Internet services	410,479	173,124
Accounts receivable for Long Distance services	543,838	412,711
Accounts receivable for Paging services	181,348	130,172
Sub-total	6,061,240	3,504,000
Less: Provision for doubtful debts for GSM services	(1,466,803)	(931,687)
Provision for doubtful debts for CDMA services	(62,821)	–
Provision for doubtful debts for Data and Internet services	(99,214)	(26,056)
Provision for doubtful debts for Long Distance services	(60,176)	(16,063)
Provision for doubtful debts for Paging Business	(44,958)	(32,131)
	4,327,268	2,498,063

The aging analysis of accounts receivable was as follows:

	The Group 2002 RMB'000	2001 RMB'000
Less than three months	4,130,226	2,362,274
Three months to six months	464,750	577,211
Six months to one year	769,718	314,028
More than one year	696,546	250,487
	6,061,240	3,504,000

The normal credit period granted by the Group is on average 30 days from the date of invoice.

Provision for doubtful debts was analysed as follows:

	The Group 2002 RMB'000	2001 RMB'000
Balance, beginning of year	1,005,937	671,894
Provision for the year	971,989	540,954
Acquisition of Unicom New Century	327,936	–
Written-off for the year	(571,890)	(206,911)
Balance, end of year	1,733,972	1,005,937

114

17. INVENTORIES

	The Group 2002 RMB'000	2001 RMB'000
Handsets	2,357,577	11,029
Telephone cards	672,728	548,524
Pagers	77,134	116,847
Other	122,464	75,591
	3,229,903	751,991

18. PREPAYMENTS AND OTHER CURRENT ASSETS

	Note	The Group 2002 RMB'000	2001 RMB'000	The Company 2002 RMB'000	2001 RMB'000
Deposits and prepayments		1,069,939	620,419	4,781	3,168
Interest receivable		37,780	167,004	37,780	167,004
Advances to employees		106,749	58,069	—	—
Deferred customer acquisition costs of contractual CDMA subscribers	*31(b)*	508,596	—	—	—
Other		850,700	124,069	—	—
		2,573,764	969,561	42,561	170,172

The aging analysis of prepayments and other current assets was as follows:

	The Group 2002 RMB'000	2001 RMB'000	The Company 2002 RMB'000	2001 RMB'000
Within one year	2,227,594	906,225	42,561	170,172
Over one year	346,170	63,336	—	—
	2,573,764	969,561	42,561	170,172

115

19. PROPERTY, PLANT AND EQUIPMENT, NET

	The Group 2002						2001
	Land use rights and buildings RMB'000	Telecommunications equipment RMB'000	Office furniture, fixtures and others RMB'000	Leasehold improvements RMB'000	Construction-in-progress RMB'000	Total RMB'000	Total RMB'000
Cost or valuation:							
Beginning of year	6,204,733	69,492,330	2,628,187	638,224	17,110,796	96,074,270	65,130,214
Additions	204,283	98,939	540,433	146,414	18,375,052	19,365,121	31,264,132
Acquisition of Unicom New Century	1,351,887	17,362,600	565,441	130,777	3,920,070	23,330,775	–
Transfer from CIP	2,603,614	16,361,659	978,173	38,116	(19,981,562)	–	–
Disposals	(9,505)	(390,890)	(41,085)	(5,970)	(5,007)	(452,457)	(320,076)
End of year	10,355,012	102,924,638	4,671,149	947,561	19,419,349	138,317,709	96,074,270
Representing:							
At cost	7,651,932	102,924,638	4,671,149	947,561	19,419,349	135,614,629	93,371,190
At valuation	2,703,080	–	–	–	–	2,703,080	2,703,080
	10,355,012	102,924,638	4,671,149	947,561	19,419,349	138,317,709	96,074,270
Accumulated depreciation and impairment:							
Beginning of year	609,087	18,476,999	962,581	257,823	19,345	20,325,835	12,266,577
Charge for the year	459,923	9,489,172	736,564	165,022	–	10,850,681	7,724,556
Impairment losses	–	–	–	–	–	–	468,611
Disposals	(2,005)	(300,607)	(32,056)	(5,970)	(4,798)	(345,436)	(133,909)
End of year	1,067,005	27,665,564	1,667,089	416,875	14,547	30,831,080	20,325,835
Net book value:							
End of year	9,288,007	75,259,074	3,004,060	530,686	19,404,802	107,486,629	75,748,435
Beginning of year	5,595,646	51,015,331	1,665,606	380,401	17,091,451	75,748,435	52,863,637

116

19. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

	The Company			
	2002			2001
	Office furniture, fixtures and others RMB'000	Leasehold improvements RMB'000	Total RMB'000	Total RMB'000
Cost:				
Beginning of year	7,195	5,652	12,847	10,655
Additions	1,259	1,167	2,426	2,192
End of year	8,454	6,819	15,273	12,847
Accumulated depreciation:				
Beginning of year	1,683	2,316	3,999	364
Charge for the year	1,717	3,110	4,827	3,635
End of year	3,400	5,426	8,826	3,999
Net book value:				
End of year	5,054	1,393	6,447	8,848
Beginning of year	5,512	3,336	8,848	10,291

There was no property, plant and equipment pledged to banks as loan security as of 31 December 2002 (2001: RMB6,742 million).

As of 31 December 2002, prepayments for property, plant and equipment to be used in construction amounting to approximately RMB4,164 million (2001: RMB2,272 million) have been included in construction-in-progress.

For the year ended 31 December 2002, interest of approximately RMB423 million (2001: RMB686 million) was capitalised to construction-in-progress.

As of 31 December 2002, the cost or valuation of land use rights (located in the PRC) and the accumulated depreciation amounted to approximately RMB348 million and RMB77 million respectively (2001: RMB315 million and RMB60 million).

Land use rights and buildings of the Group as of 31 March 2000 were valued by Sallmanns (Far East) Ltd., registered property valuers in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus and deficit amounted to RMB177 million and RMB28 million, respectively. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.8 million for the year ended 31 December 2002 (2001: RMB8.8 million). The revaluation deficit was charged to the income statement during the year ended 31 December 2000.

117

19. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

As of 31 December 2002, the carrying amount of land use rights and buildings that would have been included in the financial statements had the assets been carried at cost less accumulated depreciation was approximately RMB2,032 million (2001: RMB2,139 million).

As of 31 December 2002, net book value of telecommunications equipment held under finance leases amounted to approximately RMB159 million (2001: RMB179 million).

In 2001, the economic performance of Paging Business was worse than originally expected. Updated analyses and forecasts were prepared by the Group to determine if there had been an impairment of assets. The test for impairment was conducted for the paging telecommunications business of each province, representing a cash-generating unit, after considering the significant decline in revenue and profitability in 2001. The impaired assets, including telecommunications equipment and the related goodwill of certain provinces were written down to their recoverable values determined based on their value in use. Value in use is determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the paging assets. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate adopted (8% per annum) and the period covered by the cash flow forecast, the gradual slow-down in the future loss of customers, the expected stability in average revenue per subscriber, the effects of incremental cash flows arising from new paging businesses and the adoption of cost reduction plans.

These assumptions and estimations are made after considering the historical trends, the prevailing market trends and the physical conditions of the related assets. Based on the above, the Group recorded impairment losses for property, plant and equipment amounting to approximately RMB469 million and for goodwill amounting to approximately RMB164 million for the year ended 31 December 2001.

In 2002, the Group conducted a re-assessment of the recoverability of the carrying amount of the paging assets based on the Group's best estimates of the discounted net future cash flows expected to be generated from the Paging Business over a period of five more years. Management expected that the continued increase in cash inflows arising from new value-added paging services would substantially offset the expected further reduction of cash inflows to be generated from the traditional paging services. Other assumptions are basically consistent with those adopted in the previous assessment performed in the prior year. Based on this latest estimate of the discounted net cash flows expected to arise from the continuing use of the paging assets, the Group concluded that the carrying amount of the paging assets as of 31 December 2002 did not exceed its recoverable amount and accordingly no additional impairment loss was recognised in 2002.

In 2002, the Group also recognised losses on disposal of property, plant and equipment of approximately RMB82 million (2001: RMB54 million).

118

20. GOODWILL

	The Group 2002 RMB'000	2001 RMB'000
Cost	525,431	505,485
Goodwill arising from the Acquisition of the Unicom New Century	2,365,197	—
	2,890,628	505,485
Less: Accumulated amortisation	(321,712)	(298,298)
Impairment losses	(202,697)	(163,900)
	2,366,219	43,287

In 2002, goodwill arising from the Acquisition represented the excess of the costs of investments of RMB4,909 million over the fair value of the Company's share of separable net assets acquired amounting to RMB2,544 million as of 31 December 2002 (the effective date of the Acquisition). Such goodwill is amoritsed over 20 years on a straight-line method based on the estimated economic beneficial periods.

Prior to 2002, goodwill represented the excess of purchase consideration over the fair values of the separately identifiable assets acquired by Guoxin for (i) certain local Paging Businesses during its restructuring in 1998 and (ii) minority interests in the provincial subsidiaries of Guoxin. The amortisation charge of goodwill for the year ended 31 December 2002 amounted to approximately RMB23,414,000 (2001: RMB74,261,000).

The impairment provision in 2002 amounted to approximately RMB38,797,000 (2001: RMB163,900,000) representing the write-down of goodwill relating to the Paging Businesses in certain provinces to their recoverable amounts.

21. OTHER ASSETS

	Note	The Group 2002 RMB'000	2001 RMB'000
Interconnection facilities		568,099	464,575
Prepaid rental and leased line		1,405,431	957,361
Other		869,558	343,531
		2,843,088	1,765,467
Less: Accumulated amortisation		(1,299,029)	(750,029)
		1,544,059	1,015,438
Deferred customer acquisition costs of certain contractual CDMA subscribers	*31(b)*	5,474,164	—
		7,018,223	1,015,438

Amortisation of other assets for the year ended 31 December 2002 amounted to approximately RMB381,629,000 (2001: RMB463,479,000).

119

22. INVESTMENT SECURITIES

	The Group 2002 RMB'000	2001 RMB'000
Unlisted equity securities in the PRC, at cost	111,863	131,212
Less: Provision for impairment in losses	(6,215)	(7,712)
	105,648	123,500

23. INVESTMENT IN SUBSIDIARIES

	The Company 2002 RMB'000	2001 RMB'000
Unlisted equity investments, at cost	45,564,109	23,190,368

Pursuant to an ordinary resolution passed at an extraordinary general meeting held on 23 December 2002, the Company acquired the entire issued share capital of UNC (BVI), whereas the only asset of UNC (BVI) is its interests in the entire equity of Unicom New Century. The acquisition became effective on 31 December 2002.

In 2002, the Company has contributed cash of RMB17,464,520,000 to CUCL as additional investment.

23. INVESTMENT IN SUBSIDIARIES (continued)

The Company has direct or indirect interests in the following principal subsidiaries. All of these subsidiaries are privately-held limited companies except Unicom Guomai whose shares are listed on the Shanghai Stock Exchange.

As of 31 December 2002, the details of the Company's subsidiaries were as follows:

Name	Place and date of incorporation and kind of legal entity	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	RMB'000	
China Unicom Corporation Limited	The PRC, 21 April 2000, limited liability company	100.00%	–	6,502,490	Telecommunications operation
Unicom New Century (BVI) Limited	British Virgin Islands, 23 October 2002, limited liability company	100.00%	–	12	Investment holding
Guoxin Paging Corporation Ltd.	The PRC, 17 September 1998, limited liability company	–	100.00%	6,825,088	Investment holding
Unicom New Century Telecommunications Co., Ltd.	The PRC, 16 July 2002, limited liability company	–	100.00%	328,936	Telecommunications operation
Liaoning Guoxin Telecommunications Co., Ltd. ("Liaoning Guoxin")	The PRC, 11 November 1998, limited liability company	–	100.00%	372,000	Paging operation
Sichuan Guoxin Telecommunications Co., Ltd. ("Sichuan Guoxin")	The PRC, 30 September 1998, limited liability company	–	100.00%	386,628	Paging operation
Unicom Guomai Communications Co., Ltd. ("Unicom Guomai")	The PRC, 24 November 1992, limited liability company	–	58.88%	364,883	Paging operation

Amounts due to a subsidiary included in the current liabilities of the Company are unsecured, non-interest bearing and repayable on demand.

121

24. INVESTMENT IN ASSOCIATED COMPANIES

	The Group 2002 RMB'000	2001 RMB'000
Cost	37,036	51,145
Share of net assets	(11,998)	(23,940)
	25,038	27,205
Less: Provision for impairment in losses	(21,224)	(23,059)
	3,814	4,146

Full provision for impairment loss in respect of investment in certain associated companies was made in 2001 when the Group judged that the recoverable amount of these investments would be minimal based on the estimated discounted future net cash flows of the investment. In view of the persistent poor operating results of these associated companies, management concluded that the impairments were not temporary.

As of 31 December 2002, details of investment in associated companies were as follows:

Name	Place and date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	RMB'000	
Beijing Zhongjie Mobile Telecommunications Co., Ltd.	The PRC, 5 April 1999	—	33.00%	10,000	Telecommunications technology
Shanghai Tianhua Guomai Information Co., Ltd.	The PRC, 16 October 1997	—	40.00%	5,000	Telecommunications technology
Shanghai Beiyan Labor Service Co., Ltd.	The PRC, 12 January 1999	—	48.00%	500	Telecommunications technology
Suzhou Huihong Precision Metal Co., Ltd.	The PRC, 30 August 2000	—	22.50%	13,245	Telecommunications technology
Chengdu Tongfa Champion Communications Co., Ltd.	The PRC, 23 April 1993	—	37.50%	41,590	Telecommunications technology
Sichuan Sutong Expressway Communications Co., Ltd.	The PRC, 8 July 1997	—	30.00%	36,667	Telecommunications technology

25. PAYABLES AND ACCRUED LIABILITIES

	Note	The Group 2002 RMB'000	The Group 2001 RMB'000	The Company 2002 RMB'000	The Company 2001 RMB'000
Payables to contractors and equipment suppliers		13,703,912	13,141,029	—	—
Accrued expenses		1,139,645	717,827	714	31,089
Payables to telecommunications products suppliers		2,395,928	124,928	—	—
Customer deposits		784,156	248,716	—	—
Salary and welfare payables		775,668	528,960	10,068	—
Other	*(i)*	1,012,652	567,976	81,099	—
		19,811,961	15,329,436	91,881	31,089

Note:

(i) Other includes miscellaneous accruals for housing fund and other government surcharges.

As of 31 December 2002, there are no payables to contractors and equipment suppliers of the Group denominated in US dollars (2001: approximately RMB67 million, about US$8 million).

The aging analysis of payables and accrued liabilities was as follows:

	The Group 2002 RMB'000	The Group 2001 RMB'000	The Company 2002 RMB'000	The Company 2001 RMB'000
Less than six months	14,887,342	10,013,637	91,881	31,089
Six months to one year	2,521,886	3,903,316	—	—
More than one year	2,402,733	1,412,483	—	—
	19,811,961	15,329,436	91,881	31,089

26. SHORT-TERM BANK LOANS

Interest rates on short-term bank loans ranged from 4.54% to 5.56% per annum for 2002 (2001: 4.19% to 7.72% per annum).

Supplemental information with respect to short-term bank loans was:

	The Group				
	Balance at year end RMB'000	Weighted average interest rate at year end per annum	Maximum amount outstanding during the year RMB'000	Average amount outstanding during the year* RMB'000	Weighted average interest rate during the year** per annum
31 December 2002					
- secured	209,000				
- unsecured	8,937,500				
	9,146,500	5.06%	9,146,500	8,117,750	5.39%
31 December 2001					
- secured	–				
- unsecured	7,089,000				
	7,089,000	5.80%	10,816,951	7,411,409	5.80%

* The average amount outstanding is computed by dividing the total of outstanding principal balance as of 1 January and 31 December, as applicable, by 2.

** The weighted average interest rate is computed by dividing the total of weighted average interest rates as of 1 January and 31 December, as applicable, by 2.

As of 31 December 2002, short-term bank loans of approximately RMB463 million (2001: RMB200 million) were guaranteed by Unicom Group.

As of 31 December 2002, short-term bank loans of approximately RMB209 million (2001: Nil) were secured by the future service fee revenue to be generated by the cellular operations.

124

27. LONG-TERM BANK LOANS

	Interest rate and final maturity	The Group 2002 RMB'000	2001 RMB'000
Renminbi denominated bank loans	Fixed interest rate ranging from 4.54% to 6.24% (2001: 5.46% to 7.65%) per annum with maturity through 2008 (2001: maturity through 2007)		
- secured		24,627,646	17,247,009
- unsecured		18,518,021	19,933,362
		43,145,667	37,180,371
Less: Current portion		(5,459,505)	(843,603)
		37,686,162	36,336,768

The repayment schedule of the long-term bank loans was as follows:

	The Group 2002 RMB'000	2001 RMB'000
Balances due:		
- not later than one year	5,459,505	843,603
- later than one year and not later than two years	4,825,581	9,339,561
- later than two years and not later than five years	32,581,222	25,213,737
Thereafter	279,359	1,783,470
	43,145,667	37,180,371
Less: Portion classified as current liabilities	(5,459,505)	(843,603)
	37,686,162	36,336,768

As of 31 December 2002, long-term bank loans were secured by the following:

(i) approximately RMB24,308 million (2001: RMB17,247 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches and RMB3,471 million (2001: RMB850 million) of which was also guaranteed by Unicom Group; and

(ii) in addition to the above, approximately RMB9,164 million (2001: RMB3,403 million) of long-term bank loans were guaranteed by Unicom Group.

28. OBLIGATIONS UNDER FINANCE LEASES

Obligations under finance leases were analysed as follows:

	The Group 2002 RMB'000	2001 RMB'000
Total minimum lease payments under finance leases repayable:		
- not later than one year	17,284	8,642
- later than one year and not later than five years	34,659	34,569
- later than five years	154,395	163,127
	206,338	206,338
Less: Future finance charges	(88,243)	(97,430)
Present value of minimum obligations	118,095	108,908
Representing obligations under finance leases:		
- current liabilities	16,793	8,151
- non-current liabilities	101,302	100,757

	The Group 2002 RMB'000	2001 RMB'000
The present value of obligations under finance leases:		
- not later than one year	16,793	8,151
- later than one year and not later than five years	28,224	28,224
- later than five years	73,078	72,533
	118,095	108,908
Less: Amount due within one year included in current liabilities	(16,793)	(8,151)
	101,302	100,757

Interest rate of obligations under finance leases is at 6% per annum.

29. SHARE CAPITAL

	2002 HK$'000	2001 HK$'000
Authorised:		
30,000,000,000 ordinary shares of HK$ 0.1 each	3,000,000	3,000,000

	As of 31 December 2002			As of 31 December 2001		
	Number of shares ('000)	HK$'000	RMB equivalent RMB'000	Number of shares ('000)	HK$'000	RMB equivalent RMB'000
Issued and fully paid:						
Unicom BVI	9,725,000	972,500	1,030,850	9,725,000	972,500	1,030,850
Public investors	2,827,996	282,799	300,521	2,827,996	282,799	300,521
	12,552,996	1,255,299	1,331,371	12,552,996	1,255,299	1,331,371

30. SHARE OPTION SCHEME

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the pre-global offering share option scheme as described below) equal to 10% of the total issued share capital of the Company. According to the Share Option Scheme, the nominal consideration payable by a participant for the grant of options will be HK$1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80% of the average of the closing prices of shares on the HKSE on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the HKSE.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group in the following terms:

(i) the price of a share payable by a participant upon the exercise of an option shall be HK$15.42 (excluding the brokerage fee and HKSE transaction levy); and

(ii) the period during which an option may be exercised commences from the date of grant of the options and will end by 22 June 2010.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share option may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

   (a) the nominal value of the shares;

   (b) the closing price of the shares of the Stock Exchange as stated in the Stock Exchange's quotation sheets on the offer date in respect of the options; and

   (c) the average closing price of the shares on the Stock Exchange 's quotation sheets for the five trading days immediately proceeding the offer date.

30. SHARE OPTION SCHEME (continued)

According to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 10 July 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme in the following terms:

(i) aggregate of 2,802,000 options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price is HK$6.18; and

(iii) the period during which an option may be exercised commences from the date of offer but no later than 6 years from the date of the offer date with following portions:

Periods	Portions
10 July 2003 to 9 July 2008	40%
10 July 2004 to 9 July 2008	30%
10 July 2005 to 9 July 2008	30%

According to the resolution passed by the Board by Directors in June 2000, a total of the 27,116,600 options were granted on 22 June 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under a fixed award pre-global offering share scheme adopted by the Company on 1 June 2000 ("Pre-Global Offering Option Scheme") in the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HK$15.42 per share (excluding the brokerage fee and HKSE transaction levy); and

(ii) the options are exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Share Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on 13 May 2002, apart from the above two terms, the principal terms of which are the same as the Share Option Scheme in all material aspects.

All of the options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned above.

No options have been exercised or forfeited since the date of grant under the Share Option Scheme and Pre-Global Offering Share Option Scheme and up to the date when the Board of Directors approved the financial statements.

31. COMMENCEMENT OF CDMA BUSINESS

(a) Leasing of CDMA network capacity

In November 2001, CUCL entered into a conditional CDMA capacity lease agreement (the "CDMA Lease Agreement") with Unicom Group and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a subsidiary of Unicom Group). Pursuant to the CDMA Lease Agreement, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering the 9 provinces of Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei and the 3 municipalities of Beijing, Shanghai and Tianjian.

Major terms of the CDMA Lease Agreement include the following:

- CUCL has the exclusive right to lease and operate the CDMA network capacity in the above regions;
- The term of the CDMA Lease Agreement is for an initial period of 1 year (the "Initial Lease Term"), renewable for further one year terms at the option of CUCL;
- The lease fee per unit of capacity is determined at the outset of the CDMA Leasing Agreement;
- CUCL has the option to add or reduce the capacity leased by giving specified period of advance notice. There is no minimum requirement on the network capacity to be leased beyond the Initial Lease Term; and
- CUCL has the option to purchase the network assets. The acquisition price will be negotiated between CUCL and Unicom New Horizon, based on the appraised value of the network determined by an independent appraiser, provided that it will not exceed such price as would, add together with any lease payments made previously, enable Unicom New Horizon to recover its investment with an internal rate of return of 8%.

Commencement of the CDMA Lease Agreement was conditional upon, among others, the testing and initial acceptance and delivery of phase I of the CDMA network and the receipt of all necessary government approvals. Upon the fulfillment of all the conditions precedent to the commencement of the CDMA Lease Agreement, the Initial Lease Term commenced in January 2002. This lease arrangement has been accounted for as an operating lease of the network assets.

In addition, Unicom New Century has also entered into a CDMA network capacity lease agreement with Unicom Group and Unicom New Horizon. The terms of this leasing arrangement are in all material respects the same as those contained in the CDMA Leasing Agreement entered into by CUCL as described above. Under this lease, Unicom New Horizon has agreed to lease the capacity of the CDMA network to Unicom New Century covering the 8 provinces and 1 municipality of Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Guangxi, Xinjiang, Shannxi and Chongqing.

31. COMMENCEMENT OF CDMA BUSINESS (continued)

(b) CDMA handset costs

As part of the arrangement with certain CDMA contractual subscribers under special promotion packages, CDMA mobile phone handsets were provided to certain subscribers for their use at no additional cost during the specified contract periods ranging from 6 months to 2 years.

Under the terms of these contracts, subscribers are required to spend a minimum amount of service fees during the contract periods. In addition, to secure future performance, these subscribers are also required to (i) prepay services fees or deposits, (ii) maintain a restricted bank deposits in a designated commerical banks to secure the minimum contract amount, or (iii) provide the Group with a guarantor who will compensate the Group for any loss upon their contract non-performance. The costs of CDMA handsets under the above contractual arrangements are treated as deferred customer acquisition costs and, to the extent recoverable based on management periodic assessment, are amortised over the contractual period (not exceeding 2 years) to match with the Group's minimum contract revenue. For the year ended 31 December 2002, amortisation of these deferred customer acquisition costs amounted to approximately RMB1,385 million, which was recorded in "selling and marketing" expenses. As of 31 December 2002, the carrying amount of unamortised deferred customer acquisition cost totaled RMB5,983 million (included RMB1,816 million relating to Unicom New Century), with approximately RMB5,474 million recorded in "other assets" (for contract period over 1 year and included RMB1,536 million relating to Unicom New Century) and with approximately RMB509 million recorded in "prepayments and other current assets" (for contract period within 1 year and included RMB280 million relating to Unicom New Century) (see Notes 18 and 21).

As of 31 December 2002, the carrying amount of prepaid service fees and deposits obtained by the Group under the above contracts amounted to RMB2,775 million.

32. RELATED PARTY TRANSACTIONS

The table set forth below summarises the name of significant related parties and nature of relationship with the Company as of 31 December 2002:

Name of related parties	Nature of relationship with the Company
China United Telecommunications Corporation ("Unicom Group")	Ultimate parent company
Unicom NewSpace Co., Ltd ("Unicom NewSpace", originally known as China United Telecommunications Satellite Communication Company Limited, which changed to its present name on 10 July 2002)	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. ("Unicom Xingye")	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited ("Beijing Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited ("Unicom I/E Co")	A subsidiary of Unicom Group
China Unicom International Limited ("Unicom International")	A subsidiary of Unicom Group
Unicom International (HK) Limited ("Unicom International (HK)")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon")	A subsidiary of Unicom Group
China Unicom Corporation Limited ("CUCL")	A subsidiary of the Company
Unicom New Century Telecommunications Corporation Limited ("Unicom New Century")	A subsidiary of the Company
Guoxin Paging Corporation Ltd. ("Guoxin")	A subsidiary of the Company
Unicom Guomai Communications Corporation Limited ("Unicom Guomai")	A subsidiary of the Company

131

32. RELATED PARTY TRANSACTIONS (continued)

(a) Transactions with Unicom Group

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. These transactions also constitute connected transactions under the Listing Rules. In the directors' opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	Note	2002 RMB '000	2001 RMB '000
Transactions with Unicom Group and its subsidiaries:			
Interconnection and roaming revenues	*(i), (iii)*	1,678,637	875,305
Interconnection and roaming charges	*(ii), (iii)*	331,179	298,828
Rental charges for premises, equipment and facilities	*(iv)*	21,251	21,257
Rental income for premises and facilities	*(iv)*	3,434	—
Revenue for leasing of transmission line capacity	*(v)*	566,519	216,113
Commission revenue for sales agency services	*(vi)*	—	14,560
Sales of CDMA mobile handsets	*(vii)*	487,850	—
Charges for the international gateway services	*(viii)*	15,626	—
Leasing of satellite transmission capacity	*(ix)*	35,153	61,778
Purchase of telecom cards	*(x)*	877,221	1,255,533
CDMA network capacity lease rental	*(xi)*	891,897	—
Commission expenses for sales agency services incurred for telecom cards	*(xii)*	18,497	2,616
Rental charges for leasing of transmission line	*(xiii)*	—	16,882
Agency fee incurred for procurement of telecommunications equipment	*(xiv)*	13,992	124,451
Rental for the PRC corporate office	*(xv)*	7,598	10,131
Sales of telecommunications equipment	*(xvi)*	16,088	—

Notes:

(i) Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group's networks. Roaming revenues represent revenue for calls made using the Group's networks by Unicom Group's subscribers.

(ii) Interconnection charges are for calls made from the Group's networks to Unicom Group's networks. Roaming expenses represent expenses for calls made by the Group's subscribers using Unicom Group's networks.

(iii) Interconnection settlement between Unicom Group's network and the Group's network is based on standards established from time to time by the MII. In the case of calls between cellular subscribers in different provinces, settlement is based on either the standards established by the MII or an internal settlement arrangement applied by Unicom Group based on their respective internal costs of providing this service. Also, charges for roaming services between the Group and Unicom Group are based on their respective internal costs of providing these services.

32. RELATED PARTY TRANSACTIONS (continued)

(a) Transactions with Unicom Group (continued)

(iv) CUCL and Unicom Group signed service agreements to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(v) Unicom Group leases transmission line capacity from the Group in accordance with the relevant provision of the services agreement. Revenue for leases of transmission line capacity is based on tariffs stipulated by MII from time to time less a discount of up to 10%.

(vi) Guoxin acts as the sales agent of Unicom Group to sell telecommunications products (such as SIM cards and prepaid cards) in 2001. In return, Guoxin receives agency commission from Unicom Group at fixed rates based on commission rates stipulated by Unicom Group applicable to third party sales agents. This agency services was terminated in April 2001.

(vii) According to the sales of CDMA mobile phones agreement entered into between Unicom Group and Unicom Guomai on 10 May 2002, Unicom Group agreed to purchase CDMA mobile phone handsets from Unicom Guomai. The selling price is negotiated on an arm's length basis, which is not lower than the price sold by Unicom Guomai to independent third parties.

(viii) Charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(ix) Satellite transmission capacity leasing fees represent the amounts paid or payable to Unicom NewSpace for the use of satellite transmission capacity. The charges are based on the MII regulations then in effect less the applicable discount up to 10% as agreed with Unicom NewSpace.

(x) The Group purchased SIM cards, UIM cards, Internet protocol phone cards and prepaid rechargeable calling cards at fixed prices from Unicom Xingye. Upon the establishment of CUCL in 2000, CUCL signed a service agreement with Unicom Group to purchase telecom cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts.

(xi) According to the CDMA Lease Agreement entered into among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL covering 9 provinces and 3 municipalities. The lease fee per unit of capacity is calculated on a basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return of 8% (See Note 31(a)).

(xii) Unicom International and Unicom International (HK) provided sales agency services such as selling of telecommunications cards, leased lines and transfer calls to the Group. The commission expenses are charged based on contractual prices which approximated market rates.

(xiii) In 2001, the Group leased transmission line capacity from Unicom International (HK) and Unicom International in accordance with the relevant provision of the services agreement. Leased line expenses are charged based on market rates. There were no leased line rental charges in 2002 since this service was terminated in October 2001.

(xiv) CUCL signed a service agreement with Unicom I/E Co., in which Unicom I/E Co. agreed to provide equipment procurement services to CUCL. Unicom I/E Co. charges the Group 0.7% of the value of imported equipment and 0.5% of the value of domestic equipment for such services.

(xv) CUCL signed a rental agreement with Beijing Xingye, under which Beijing Xingye leases office premises to CUCL at its PRC corporate office. Monthly rental is calculated on the basis of US$ 20 per square meter. This rental agreement was terminated in September 2002.

32. RELATED PARTY TRANSACTIONS (continued)

(a) Transactions with Unicom Group (continued)

(xvi) Based on a resolution passed by the shareholders of Unicom Guomai on 23 April 2002, Unicom Guomai agreed to sell telecommunications equipment to certain branches of Unicom Group, these contracts were obtained by Unicom Guomai through a tendering process and the contract prices were negotiated on an arm's length basis.

(xvii) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark license agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at China Unicom's option.

(xviii) According to the Multiple Service Agreement (the "Agreement") signed between the Group and Unicom Paging Limited ("Unicom Paging", a subsidiary of Unicom Group) dated 1 August 2001, the Group and Unicom Paging agree to share the right to use the other party's logo and trademark in the paging business at no cost. In addition, the Agreement also specifies the basis of allocating common expenses incurred by each party for any shared resources and facilities. For the years ended 31 December 2002 and 2001, the amount of common expenses involved was insignificant.

(b) Amounts due from and to related parties

Amounts due from and to related parties are unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business in respect of transactions with subsidiaries of Unicom Group as described in (a) above.

(c) Amounts due to Unicom Group

The following table summarises the activities between the Group and Unicom Group and the resulting balance due to Unicom Group:

	The Group	
	2002 RMB'000	2001 RMB'000
Due to Unicom Group, beginning of year	947,934	821,797
Interconnection and roaming revenues	(1,678,637)	(875,305)
Interconnection and roaming charges	331,179	298,828
Revenue for leasing of transmission line capacity and premises and facilities	(569,953)	(216,113)
Rental charges for premises, equipment and facilities	21,251	21,257
Commission revenue for sales agency services	—	14,560
Sales of CDMA mobile handsets	(487,850)	—
Charges for the international gateway services	15,626	—
Network construction costs paid by Unicom Group for CUCL of fixed-line networks	112,474	702,614
Repaid in current year	1,032,163	180,296
Increase of amounts due to Unicom Group arising from the acquisition of Unicom New Century	838,446	—
Due to Unicom Group, end of year	562,633	947,934

The outstanding amounts were unsecured, non-interest bearing and repayable on demand. The average outstanding balances during 2002 were approximately RMB755,284,000 (2001: RMB884,866,000).

32. RELATED PARTY TRANSACTIONS (continued)

(d) Short-term loans from Unicom Group

Short-term loans from Unicom Group represented loans provided by Unicom Group to relevant branches of Unicom New Century to finance the operations of the Cellular Business. These loans were borrowed by Unicom Group from banks at the interest rate of 4.54%. These bank loans were identified as attributable to the relevant branches of Unicom New Century based on the amount of funds actually utilised by the GSM Business. The corresponding interest expenses were also charged to these relevant branches based on funds actually utilised. All of these loans were guaranteed by Unicom Group.

(e) Bank loans guaranteed by Unicom Group

The Group has approximately RMB12,635 million (2001: RMB4,253 million) of long-term bank loans and RMB463 million (2001: RMB200 million) of short-term bank loans guaranteed by Unicom Group.

33. TRANSACTIONS WITH DOMESTIC CARRIERS

The Group's telecommunications networks depend, in large part, on interconnection with domestic carriers' public switched telephone network and on transmission lines leased from major domestic carriers. Major domestic carriers include China Telecommunications Corporation and its subsidiaries ("China Telecom"), China Mobile Communications Corporation and its subsidiaries ("China Mobile") and China Netcom Corporation and its subsidiaries ("China Netcom") in 2002.

(a) Transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers:

		The Group	
	Note	2002 RMB'000	2001 RMB'000
Interconnection revenue	*(i)*	771,751	461,133
Interconnection charges	*(i)*	2,666,186	1,375,852
Leased line charges	*(ii)*	680,508	668,386
Operating lease charges	*(iii)*	12,370	33,127
Agency fee on collection of revenue	*(iv)*	3,663	2,665

Notes:

(i) The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group's cellular networks and the public switched telephone network of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii) Leased line charges are paid or payable to domestic carriers by the Group for leasing domestic carriers' transmission line. The charges are calculated at a fixed charge per line, depending on the number of lines being used.

(iii) Guoxin has signed operating lease agreements with the relevant domestic carriers for the use of certain land and buildings. The rentals are based on the market rates in the locality of the land and building.

(iv) Guoxin has signed agency agreements with the relevant domestic carriers for sales agency services based on standard commission rates, being the prevailing market rates in the locality. Charges for collection services are calculated at a fixed percentage of fees collected from subscribers.

33. TRANSACTIONS WITH DOMESTIC CARRIERS (continued)

(b) Amounts due from and to domestic carriers

	The Group	
	2002 RMB'000	2001 RMB'000
Amounts due from domestic carriers		
- revenue collected on behalf of Guoxin	260,578	258,317
- less: provision for doubtful debts	(49,116)	(58,857)
	211,462	199,460
Amounts due to domestic carriers		
- payables for interconnection charges, leased lines, operating leases and agency fees, etc.	1,123,580	742,366
Long-term payable due to domestic carriers		
- payables for obligations under finance leases:		
- current portion of obligations under finance leases	16,793	8,151
- obligations under finance leases	101,302	100,757
	118,095	108,908

All amounts due from and to domestic carriers were unsecured, non-interest bearing and repayable within one year.

Long-term payable for obligations under finance lease was related to the leasing of certain subsea transmission cables from a domestic carrier for a period of 25 years (See Note 28).

34. SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The Group organises its business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

- GSM Business — the provision of GSM telephone and related services;
- CDMA Business — the provision of CDMA telephone and related services (the operation commenced in 2002);
- Data and Internet Business — the provision of domestic and international data, Internet and other related services;
- Long Distance Business — the provision of domestic and international long distance and other related services; and
- Paging Business — the provision of paging and related services.

34. SEGMENT INFORMATION (continued)

The operating segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group's primary measure of segment results is based on segment profit (loss) before taxation.

(a) Business segments

	2002								2001							
	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Operating Revenue (Turnover):																
Usage fee	20,274,987	2,231,050	2,069,415	1,223,051	–	–		25,798,503	14,937,448	–	1,566,149	554,848	–	–		17,058,445
Monthly fee	4,169,129	713,483	9,478	–	1,912,786	–		6,804,876	3,660,473	–	–	–	4,141,232	–		7,801,705
Connection fee	–	–	–	–	–	–		–	204,986	–	–	–	1,595	–		206,581
Interconnection revenue	1,709,771	184,296	348,248	664,302	113,123	–		3,019,740	1,262,267	–	132,741	591,883	–	–		1,986,891
Leased lines rental	–	–	274,274	873,054	–	–		1,147,328	–	–	102,804	324,391	–	–		427,195
Other revenue	1,234,038	96,518	91,624	5,316	135,279	–		1,562,775	439,884	–	18,517	17,611	198,997	–		675,009
Total services revenue	27,387,925	3,225,347	2,793,039	2,765,723	2,161,188	–		38,333,222	20,505,058	–	1,820,211	1,488,733	4,341,824	–		28,155,826
Sales of telecommunications products	721,100	423,057	5,631	13,258	1,080,257	–		2,243,303	820,585	–	–	–	416,475	–		1,237,060
Total operating revenue from external customers	28,109,025	3,648,404	2,798,670	2,778,981	3,241,445	–		40,576,525	21,325,643	–	1,820,211	1,488,733	4,758,299	–		29,392,886
Intersegment revenue	–	–	559,888	682,423	731,009	–	(1,973,320)	–	651	–	303,357	866,572	66,734	–	(1,237,314)	–
Total operating revenues	28,109,025	3,648,404	3,358,558	3,461,404	3,972,454	–		40,576,525	21,326,294	–	2,123,568	2,355,305	4,825,033	–		29,392,886
Operating expenses:																
Leased lines and network capacities	(205,374)	(932,994)	(221,028)	(93,079)	(136,024)	–	5,244	(1,583,255)	(533,455)	–	(415,280)	(15,252)	(307,348)	–	418,029	(853,306)
Interconnection charges	(3,386,592)	(279,440)	(408,843)	(555,470)	–	–	1,400,705	(3,229,640)	(2,195,396)	–	(475,703)	(158,642)	–	–	757,157	(2,072,584)
Depreciation and amortisation	(8,322,549)	(100,902)	(697,188)	(687,420)	(1,442,836)	(4,829)		(11,255,724)	(5,556,317)	–	(342,411)	(604,961)	(1,754,973)	(3,634)		(8,262,296)
Personnel	(1,780,173)	(281,243)	(396,150)	(290,977)	(555,261)	(31,414)		(3,335,218)	(1,106,962)	–	(250,493)	(159,619)	(937,198)	(32,946)		(2,487,218)
Selling and marketing	(2,663,531)	(2,126,475)	(651,594)	(305,505)	(238,640)	–	4,797	(5,980,948)	(2,486,867)	–	(551,839)	(157,015)	(478,478)	–	61,309	(3,612,890)
General, administrative and other expenses	(3,370,938)	(506,715)	(590,531)	(501,657)	(597,427)	(65,726)	1,144	(5,631,850)	(3,046,235)	–	(358,486)	(285,596)	(1,760,688)	(48,811)	819	(5,498,997)
Cost of telecommunications products sold (Note 32(a))	(744,640)	(408,791)	(11,299)	(5,049)	(1,626,157)	–	559,730	(2,236,206)	(788,218)	–	–	–	(554,026)	–		(1,342,244)
Total operating expenses	(20,473,797)	(4,636,560)	(2,976,633)	(2,439,157)	(4,596,345)	(101,969)		(33,252,841)	(15,713,450)	–	(2,394,212)	(1,381,085)	(5,792,711)	(85,391)		(24,129,535)

137

34. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	2002								2001							
	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000	GSM Business RMB'000	CDMA Business RMB'000	Internet and Data Business RMB'000	Long Distance Business RMB'000	Paging Business RMB'000	Unallocated amounts RMB'000	Elimination RMB'000	Total RMB'000
Operating profit (loss)	7,635,228	(988,156)	381,925	1,022,247	(623,891)	(101,969)		7,323,684	5,612,844	–	(270,644)	974,220	(967,678)	(85,391)		5,263,351
Interest income	48,503	4,146	4,525	5,516	17,374	390,218		470,282	31,544	–	2,099	979	23,493	2,038,857		2,096,972
Finance Costs	(1,287,443)	(47,979)	(72,864)	(48,789)	(8,348)	(9,018)		(1,474,441)	(1,560,826)	–	(72,883)	(243,288)	(40,569)	–		(1,917,566)
Other (expenses) income, net	(46,889)	(10)	(2,562)	(152)	24,993	8,261		(16,359)	(842)	–	(952)	(592)	(6,159)	28,376		19,831
Segment profit (loss) before taxation	6,349,399	(1,031,999)	311,024	978,822	(589,872)	287,492		6,303,166	4,082,720	–	(342,380)	731,319	(990,913)	1,981,842		5,462,588
Taxation								(1,752,346)								(1,041,137)
Profit after taxation								4,550,820								4,421,451
Minority interests								15,252								35,310
Profit attributable *to shareholders*								4,566,072								4,456,761
Total segment assets	97,483,508	5,724,427	7,081,704	13,876,837	8,410,871	58,016,167	(41,370,609)	149,222,905	65,320,115	–	3,047,975	14,009,739	11,306,153	34,220,910		127,904,892
Total segment liabilities	67,666,655	5,788,290	2,785,794	3,826,692	2,205,343	136,639		82,409,413	52,359,025	–	1,151,090	8,574,130	3,278,990	31,089		65,394,324
Other information:																
Provision (write-back) for doubtful debts	802,914	42,050	70,922	46,124	9,979	–		971,989	517,663	–	24,743	13,058	(14,510)	–		540,954
Equity investment for segment assets	–	–	–	–	3,814	–		3,814	–	–	–	–	4,146	–		4,146
Impairment loss recognised in the income statement	–	–	–	–	38,797	–		38,797	–	–	–	–	632,551	–		632,511
Capital expenditures for segment assets (1)	7,899,442	–	3,247,507	3,343,330	208,460	4,236,036		18,934,775	20,777,990	–	3,447,123	3,884,937	549,338	2,594,071		31,253,459

(1) Capital expenditures classified under "unallocated amounts" represent capital expenditure on common facilities, which benefit all business segments.

(b) Geographical segments

The Group's services users are mainly in the PRC. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total consolidated revenue from sales to all external customers.

Although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment, goodwill and other assets) are situated in the mainland China, as the Group's principal activities are conducted in the PRC. For the year ended 31 December 2002, substantially all capital expenditures were incurred to acquire assets located in the mainland China. There is no other geographical segment with segment assets equal to or greater than 10% of the total assets of all geographical segments.

35. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, short term bank deposits, trading securities, accounts receivables, prepayment and other current assets, amounts due from related parties and domestic carriers. Financial liabilities of the Group include accounts payable and accrued liabilities, bank loans, lease payables and due to related parties and domestic carriers. Cash and cash equivalents and short-term bank deposits denominated in foreign currencies as summarised below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as of 31 December 2002.

	The Group					
		2002			2001	
	Original currency '000	Exchange rate	RMB equivalent RMB'000	Original currency '000	Exchange rate	RMB equivalent RMB'000
Cash and cash equivalents:						
- denominated in HK$	1,103,579	1.06	1,170,787	1,777,224	1.06	1,886,523
- denominated in US dollars	785,328	8.27	6,497,476	899,868	8.28	7,448,635
Sub-total			7,668,263			9,335,158
Short-term deposits:						
- denominated in HK$	1,697,414	1.06	1,800,786	5,941,644	1.06	6,307,055
- denominated in US dollars	365,047	8.27	3,020,321	2,222,981	8.28	18,400,664
Sub-total			4,821,107			24,707,719
Total			12,489,370			34,042,877

The Group did not have and does not believe it will have any difficulty in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's cash and cash equivalents, short term bank deposits, other current financial assets and liabilities approximated their fair value as of 31 December 2002 due to the nature or short maturity of those instruments.

The historical cost carrying amounts of receivables and payables which are all subject to normal trade credit terms approximate their fair values.

The fair value of trading securities is estimated by reference to their quoted market price at the balance sheet date.

Investment securities are measured at cost as there is no quoted marked price in an active market and whose fair value cannot be reliably measured.

The carrying amounts of long-term bank loans approximate their fair values based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

36. CONTINGENCIES AND COMMITMENTS

(a) Capital commitments

As of 31 December 2002 and 2001, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2002			2001
	Land and buildings RMB'000	Equipment RMB'000	Total RMB'000	Total RMB'000
Authorised and contracted for	1,131,055	5,131,164	6,262,219	9,956,935
Authorised but not contracted for	12,940	2,623,215	2,636,155	78,676
Total	1,143,995	7,754,379	8,898,374	10,035,611

As of 31 December 2002, approximately RMB385 million (2001: RMB662 million) of capital commitment outstanding was denominated in US dollars (i.e. US$47 million (2001: US$80 million)).

(b) Operating lease commitments

As of 31 December 2002 and 2001, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	The Group				
	2002				2001
	Land and buildings RMB'000	Equipment RMB'000	CDMA network RMB'000	Total RMB'000	Total RMB'000
Leases expiring:	311,835	274,140	3,045,600	3,631,575	1,954,961
- not later than one year	920,038	493,826	—	1,413,864	803,480
- later than one year and not later than five years					
- later than five years	875,894	255,273	—	1,131,167	759,696
Leases expiring:	2,107,767	1,023,239	3,045,600	6,176,606	3,518,137

In relation to the CDMA network capacity leasing arrangement as described in Note 31 (a), the above commitment is estimated based on the forecasted CDMA subscriber growth with the anticipated capacity of the lease for the year ending 31 December 2003.

As of 31 December 2002 and 2001, the Company had total future aggregate minimum operating leases payments under operating leases as follows:

	The Company			
	2002			2001
	Land and buildings RMB'000	Equipment RMB'000	Total RMB'000	Total RMB'000
Leases expiring in:				
- not later than one year	7,647	—	7,647	1,550
- later than one year and not later than five years	762	5,304	6,066	22,641
- later than five years	—	—	—	—
Total	8,409	5,304	13,713	24,191

36. CONTINGENCIES AND COMMITMENTS (continued)

(c) Commitment to purchase CDMA handsets

As of 31 December 2002, the Group committed to purchase CDMA handsets amounted to approximately RMB870 million.

(d) Contingent liability

For the year ended 31 December 2002, Unicom Guomai provided guarantees for bank loans borrowed by Shanghai Telecommunications Company Limited (formally known as "Shanghai Provincial Post and Telecommunications Administrations") amounted to approximately US$23.48 million. All these bank loans were not yet due as of 31 December 2002.

37. EVENTS AFTER BALANCE SHEET DATE

(a) Related party transaction with Unicom Group

Unicom Guomai entered into a supplemental agreement with Unicom Group on 9 January 2003 and agreed to sell up to 120,000 CDMA handsets for a maximum of RMB240 million to Unicom Group. This supplemental agreement is entered into based on the terms similar to the CDMA handsets purchase agreement between Unicom Guomai and Unicom Group dated 10 May 2002.

(b) Additional investment to CUCL

Subsequent to 2002, the Company increased its investment in CUCL by cash of approximately RMB4,467 million on 21 January 2003.

(c) Tax approvals subsequently obtained

On 27 February and 11 March 2003, CUCL obtained relevant tax approvals to include certain losses on disposal of assets and provision of doubtful debts (previously treated as non-deductible against current tax) amounted to approximately RMB102 million and RMB57 million respectively, as tax deductible items for the year ended 31 December 2002. CUCL has accounted for the above tax effects when filing its tax return for the year ended 31 December 2002.

38. COMPARATIVE FIGURES

Certain comparative figures in the cash flow statements have been reclassified in accordance with new disclosure requirement under new HK SSAP adopted in current year.

39. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on 1 April 2003.

Supplemental Financial Information for North American Shareholders

The consolidated financial statements of the Group prepared under HK GAAP differ in certain material respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between HK GAAP and US GAAP are summarised below:

(A) EFFECT OF THE ACQUISITION OF ENTITIES UNDER COMMON CONTROL

Under HK GAAP, the Group adopted the purchase method to account for the acquisition of the entire equity interest in Unicom New Century on 31 December 2002. Under the purchase method, the acquired results of operations are incorporated into the consolidated income statements of the Group from the date of Acquisition. The differences between the cost of the acquisition and the fair value of the identifiable assets and liabilities acquired is recognised as goodwill and is amortised on a straight-line basis over its useful life of 20 years.

As the Group and Unicom New Century were under the common control of Unicom Group prior to the Acquisition, the acquisition is considered as a transfer of businesses under common control and the acquired assets and liabilities are accounted for at historical cost under US GAAP. Furthermore, the consolidated financial statements prepared under US GAAP for all periods presented have been retroactively restated as if Unicom New Century were always part of the Group. The net cash consideration paid by the Company is treated as capital distribution in the year of the Acquisition for US GAAP purpose. Expenses of the transaction, which are capitalised as part of the acquisition price under HK GAAP, have been expensed in full under US GAAP.

(B) REVENUE AND COSTS RECOGNITION

Under HK GAAP, upfront non-refundable revenue, such as connection fee, is recognised when received upon completion of activation services. Under US GAAP, in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", upfront non-refundable revenue and the related direct incremental costs incurred are deferred and recognised over the estimated customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates. On this basis, the weighted average customer service period based on current estimation considering the prevailing market environment is approximately 6 years (2001: 6 years). The effect of the change of estimate in 2001 was to increase the net income by approximately RMB26 million for the year ended 31 December 2001.

142

(C) EMPLOYEE HOUSING SCHEMES

Prior to the establishment of Guoxin and China Unicom, both China Telecom (the previous owner of Guoxin prior to its restructuring into the Group) and Unicom Group provided housing benefits to qualified employees of the Group to enable them to purchase living quarters. Under HK GAAP, housing benefits incurred and borne by China Telecom and Unicom Group for these employees were not recognised by the Group. Under US GAAP, the amount of such housing benefits is being recognised as part of the Group's operating expenses over the estimated average service life of the participating employees. The corresponding credits are being accounted for as capital contributions.

(D) DEFERRED TAXATION

Under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred taxes will become payable in the foreseeable future. Deferred tax assets are not recognised unless they are expected to crystallise in the foreseeable future. Under US GAAP, a provision is made for all deferred taxes. If it is more likely than not that deferred tax assets will not be realised, a valuation allowance is recorded.

(E) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

Under HK GAAP, revaluation surplus in relation to buildings is recorded by the Group as part of the property, plant and equipment. Thereafter, depreciation is provided based on the revalued amounts. Under US GAAP, all property, plant and equipment are stated at historical cost less accumulated depreciation, and prepaid land use rights are stated at the unused prepaid amount as part of the other assets.

(F) IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

The carrying amounts of property, plant and equipment and goodwill under HK GAAP are reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the assets discounted to their present value. A subsequent increase in the recoverable amount is written back to the income statement when circumstances and events that led to the write-down or write-off cease to exist.

143

(i) **Goodwill**

Under HK GAAP, goodwill is amortised over the expected economic lives of the acquired businesses which are generally 5 to 20 years. Prior to 1 January 2002, the US GAAP treatment was consistent with this. In addition, for the year ended 31 December 2001, although the projected amount of future undiscounted cash flows was sufficient to recover the net carrying amount of goodwill as of 31 December 2001, the amount of discounted cash flows was not. Consequently, for the year ended 31 December 2001, impairment provision for goodwill recognised under US GAAP were lower than that recognised under HK GAAP by RMB62,948,000.

On 1 January 2002, under US GAAP, upon the adoption of Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), the Group no longer amortises goodwill but, rather, assesses the goodwill of each identified reporting unit for impairment annually. The adoption of SFAS 142 has resulted in a cumulative effect of accounting change of RMB 42,175,000 (net of tax RMB 20,773,000) on 1 January 2002 and has been reflected in the condensed consolidated income statement for the year ended 31 December 2002 under US GAAP. The subsequent annual impairment assessment of goodwill as of 31 December 2002 did not result in any material difference in the fair values for the year ended 31 December 2002. Prior to 1 January 2002, impairment accounting of goodwill under US GAAP was prescribed by SFAS 121.

The pro-forma impact to the reported net profits and earnings per share before and after cumulative effect of change in accounting policy for the year of initial application and the prior year are provided as follows:

	2002	2001
Net profit after cumulative effect of change in accounting policy:		
As reported (RMB'000)	5,147,294	5,074,321
Add back: Goodwill amortisation, net of tax impact	—	49,755
Adjusted (RMB'000)	5,147,294	5,124,076
Net profit before cumulative effect of change in accounting policy:		
As reported (RMB'000)	5,189,469	5,074,321
Add back: Goodwill amortisation, net of tax impact	—	49,755
Adjusted (RMB'000)	5,189,469	5,124,076
Basic and diluted earnings per share after cumulative effect of change in accounting policy:		
As reported (RMB)	0.41	0.40
Pro forma (RMB)	0.41	0.41
Basic and diluted earnings per share before cumulative effect of change in accounting policy:		
As reported (RMB)	0.41	0.40
Pro forma (RMB)	0.41	0.41
Basic and diluted earnings per ADS after cumulative effect of change in accounting policy:		
As reported (RMB)	4.10	4.04
Pro forma (RMB)	4.10	4.08
Basic and diluted earnings per ADS before cumulative effect of change in accounting policy:		
As reported (RMB)	4.13	4.04
Pro forma (RMB)	4.13	4.08

(ii) Long-lived assets

On 1 January 2002, the Company has adopted, under US GAAP, Statements of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supercedes Statements of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the previous accounting for the impairment of long-lived assets to be held and used in operation as prescribed under SFAS 121, but also establishes more restrictive criteria that must be met to classify long-lived assets as held-for sale, and differentiates between long-lived assets that are disposed of by sale from those disposed of other than by sale. SFAS 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported.

Under SFAS 144, long-lived assets excluding goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets, which is determined based on the estimated future discounted net cash flows expected to be generated by the asset held for continuous use. Assets impaired or to be disposed of are reported at the lower of the carrying amounts or fair values less costs to sell, which result in a new cost basis for the impaired assets. This new cost basis is not to be adjusted for subsequent recoveries in value.

Based on the above assessment performed and taking into account the adoption of SFAS 144, no material differences arose in respect of the timing and the amount of impairment for equipment for the year ended 31 December 2002. For the year ended 31 December 2001, although the projected amount of future undiscounted net cash flows was sufficient to recover the net carrying amount of long-lived assets as of 31 December 2001, the amount of future discounted net cash flows was not. Consequently, for the year ended 31 December 2001, the impairment provision for equipment recognised under US GAAP were lower than that recognised under HK GAAP by RMB12,382,000.

(G) SHARE OPTION SCHEME

Under HK GAAP, the proceeds received from the exercise of the share options granted under the fixed award amended Share Option Scheme and Pre-Global Offering Share Option Scheme are to be recognised as an increase to capital upon the exercise of the share options as stated in Note 30 of the financial statements.

(G) SHARE OPTION SCHEME (continued)

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25 ("APB 25") to account for its fixed award stock options issued to employees. Under APB 25, compensation expense is recorded in the amount of the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options, which is amortised over the vesting period of the option. Since the exercise price of the options granted did not exceed the market price of the underlying stock on the date of grant, no compensation cost for options has been recognised in the reconciliation of income to US GAAP. In accordance with SFAS 123, as further amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" which is effective for the year ended 31 December 2002, the required information to be disclosed is set forth below:

	2002	2001
Net profit after cumulative effect of change in accounting policy:		
As reported (RMB'000)	5,147,294	5,074,321
Less: Total stock-based employee compensation expenses determined under fair value based method	(90,288)	(153,479)
Pro forma (RMB'000)	5,057,006	4,920,842
Basic and diluted earnings per share after cumulative effect of change in accounting policy:		
As reported (RMB)	0.41	0.40
Pro forma (RMB)	0.40	0.39
Basic and diluted earnings per ADS after cumulative effect of change in accounting policy:		
As reported (RMB)	4.10	4.04
Pro forma (RMB)	4.03	3.92

(H) INVESTMENT IN EQUITY SECURITIES

Under HK GAAP, negotiable equity securities including ownership interest in an enterprise, which are intended to be held on a continuing basis, are classified as investment securities and are stated at cost. The carrying amounts of investment securities are written down to reflect any diminution in value expected to be other than temporary. Provisions against the carrying value are reversed when the circumstances and events that led to the write-downs or write-offs cease to exist and if there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Under US GAAP, equity securities which are not marketable and do not have readily determinable fair values are classified as other investments, which are stated at cost less impairment in value other than temporary. If an impairment in value is judged to be other than temporary, the cost of the investment is written down to its recoverable amount as a new cost basis and the amount of the write-down is included in the income statement. The new cost basis is not changed for subsequent recoveries in value.

During the year ended 31 December 2002, there was no recovery in the value of investments in equity securities under HK GAAP (2001: RMB12,305,000).

(l) RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, Accounting for Assets Retirement Obligations ("SFAS 143"), Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities ("SFAS 146"), FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirectly Guarantees of Indebtedness of Others ("FIN 45"), FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") and Emerging Issues Task Force ("EITF") Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" that addresses certain aspects of a vendor's accounting for multiple revenue-generating arrangements ("EITF Issue 00-21").

(a) SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company has not completed its assessment of the effects of adopting this new pronouncement.

(b) SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Group will adopt SFAS 146 on 1 January 2003 and does not expect a material impact upon adoption.

(c) FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after 31 December 2002. The adoption of disclosure requirements that are effective for the year ended 31 December 2002 did not have a material effect on the note disclosures of the consolidated financial statements of the Group.

(l) RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

(d) FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The interpretation applies immediately to variable interest entities created after 31 January 2003, and to variable interests entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year for interim period beginning after 15 June 2003 to variable interests entities in which an enterprise holds a variable interest that it acquires before 1 February 2003. The Group does not expect that the adoption of FIN 46 will have a significant impact to the consolidated financial statement.

(e) In November 2002, the Emerging Issues Task Force reached a final consensus on EITF Issue 00-21, which addresses certain aspects of a vendor's accounting for multiple revenue-generating arrangements. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Factors to consider in this assessment includes whether any of the deliverables are independently functional or sufficiently separable, and if so, whether there is any sufficient evidence of related fair values to account for them separately. Related provisions under this Issue do not change otherwise applicable revenue recognition criteria. This Issue also provides additional guidance with respect to (i) the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting; (ii) the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor; and (iii) the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for fiscal periods beginning after June 15, 2003, with early application permitted. The Group is currently reviewing the provisions of this Issue to assess the potential impact on its results of operations and financial position.

Differences between HK GAAP and US GAAP which affect net profit and earnings per share of the Group are summarised below:

	Note	2002 RMB'000	2001 RMB'000
Net profit under HK GAAP		4,566,072	4,456,761
Impact of US GAAP adjustments:	*(1)*		
- Effect of acquisition of Unicom New Century	*(A)*	648,006	351,889
- Transaction costs for the acquisition of Unicom New Century	*(A)*	(109,221)	—
- Deferral of upfront non-refundable revenue	*(B)*	(860,490)	(1,001,637)
- Amortisation of upfront non-refundable revenue	*(B)*	526,982	455,839
- Deferral of direct incremental cost	*(B)*	776,387	934,713
- Amortisation of direct incremental cost	*(B)*	(435,385)	(358,867)
- Employee housing benefits	*(C)*	(18,532)	(18,532)
- Reversal of depreciation for revalued fixed assets	*(E)*	7,485	7,485
- Differences in provision for impairment loss of equipment	*(F)*	—	12,382
- Reversal of differences in provision for impairment loss of equipment upon depreciation	*(F)*	(3,538)	—
- Differences in provision for impairment loss of goodwill	*(F)*	—	62,948
- Non-recognition of recovery of impairment provision of investment securities and associated companies	*(H)*	—	(17,948)
- Deferred tax effects of US GAAP adjustments		59,563	44,190
- Recognition of deferred tax assets in relation to provision for doubtful debts of Cellular Business	*(D)*	32,140	145,098
Cumulative effect of accounting change:			
- Transitional adjustment of goodwill impairment upon the adoption of SFAS 142 (net of tax RMB20,773,000)	*(F)*	(42,175)	—
Net profit as restated (US GAAP)	*(1)*	5,147,294	5,074,321

Differences between HK GAAP and US GAAP which affect shareholders' equity of the Group are summarised below:

	Note	The Group 2002 RMB'000	2001 RMB'000
Shareholders' equity under HK GAAP		66,247,235	61,681,163
Impact of US GAAP adjustments:	*(1)*		
- Effect of acquisition of Unicom New Century	*(A)*	(2,052,554)	531,557
- Transaction costs for the acquisition of Unicom New Century	*(A)*	(109,221)	—
- Deferred upfront non-refundable revenue	*(B)*	(4,536,046)	(3,675,556)
- Accumulated amortisation of upfront non-refundable revenue	*(B)*	1,422,526	895,544
- Deferred direct incremental cost	*(B)*	3,619,901	2,843,514
- Accumulated amortisation of direct incremental cost	*(B)*	(1,016,882)	(581,497)
- Reversal of revaluation surplus of fixed assets:			
- Cost	*(E)*	(176,853)	(176,853)
- Accumulated depreciation	*(E)*	30,296	21,453
- Reversal of revaluation deficit of fixed assets:			
- Cost	*(E)*	28,000	28,000
- Accumulated depreciation	*(E)*	(2,716)	(1,358)
- Differences in cost and depreciation relating to provision for impairment loss of equipment	*(F)*	8,844	12,382
- Differences in provision for impairment loss of goodwill	*(F)*	62,948	62,948
- Cumulative effect of accounting change: Transitional adjustment of goodwill impairment upon the adoption of SFAS 142	*(F)*	(62,948)	—
- Non-recognition of recovery of impairment provision of investment securities and associated companies	*(H)*	(17,948)	(17,948)
- Deferred tax effects of US GAAP adjustments		(132,875)	(213,211)
- Recognition of deferred tax assets in relation to the loss carryforward from a subsidiary	*(D), (2)*	107,299	107,299
- Valuation allowance	*(D), (2)*	(107,299)	(107,299)
- Recognition of deferred tax assets in relation to provision for doubtful debts of Cellular Business	*(D)*	405,299	373,159
Shareholders' equity as restated (US GAAP)	*(1)*	63,717,006	61,783,297

Notes:

(1) Consisent with applying the accounting under US GAAP as described in Note (a) above, the consolidated financial statements under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations results from the acquisition of Unicom New Century had been in existence since the beginning of the earliest period presented.

(2) A valuation allowance was recorded against the deferred tax assets in relation to the loss carried forward from a subsidiary prior to 2001 because it is highly uncertain as to whether sufficient future profit can be generated by the subsidiary to utilise the tax loss within the five-year carryforward period allowed under tax laws of the PRC at that time. The operating loss carryforward expires in various years through 2003, if not utilised. Starting from 2001, with the approval of the state tax bureau, loss incurred by this subsidiary can be set off against taxable profits of the Group.

The following summarised results of operations and the financial positions for the separate entities and on a consolidated basis as of and for the years ended 31 December 2002 and 2001, restated to reflect the impact of the effects of the acquisition of entities under common control which is accounted for at historical cost in a manner similar to pooling of interests under US GAAP and other differences between HK GAAP and US GAAP.

	The Group before acquisition of Unicom New Century RMB'000	Unicom New Century RMB'000	Elimination RMB'000	The Group after acquisition of Unicom New Century RMB'000
As of/for the year ended 31 December 2002				
Results of operations:				
Operating Revenue	40,243,016	11,560,705	(2,031,068)	49,772,653
Net profit	4,499,286	651,326	(3,318)	5,147,294
Basic earnings per share	0.36	–	–	0.41
Financial position:				
Non-current assets	93,000,469	26,152,900	–	119,153,369
Current assets	27,418,354	4,819,732	(825,599)	31,412,487
Total assets	120,418,823	30,972,632	(825,599)	150,565,856
Non-current liabilities	25,448,161	16,224,990	–	41,673,151
Current liabilities	33,434,846	11,996,877	(822,281)	44,609,442
Total liabilities	58,883,007	28,221,867	(822,281)	86,282,593
Minority interests	566,257	–	–	566,257
Net assets	60,969,559	2,750,765	(3,318)	63,717,006
As of/for the year ended 31 December 2001				
Results of operations:				
Operating Revenue	28,847,088	6,755,481	(752,780)	34,849,789
Net profit	4,722,432	351,889	–	5,074,321
Basic earnings per share	0.36	–	–	0.40
Financial position:				
Non-current assets	80,297,612	21,671,682	–	101,969,294
Current assets	49,957,870	2,938,724	(694,274)	52,202,320
Total assets	130,255,482	24,610,406	(694,274)	154,171,614
Non-current liabilities	39,257,465	16,017,811	–	55,275,276
Current liabilities	28,916,871	8,061,039	(694,274)	36,283,636
Total liabilities	68,174,336	24,078,850	(694,274)	91,558,912
Minority interests	829,405	–	–	829,405
Net assets	61,251,741	531,556	–	61,783,297

151

The following are condensed consolidated income statement, changes in shareholders' equity and cash flow information for the years ended 2002 and 2001, condensed consolidated balance sheet information for the Group as of 31 December 2002 and 2001, and additional financial information as of and for the years ended 31 December 2002 and 2001, restated to reflect the impact of the effects of the acquisition of entities under common control which is accounted for at historical cost with retroactive restatement under US GAAP.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	2002 RMB'000	2001 RMB'000
Revenue	*(g)*	49,772,653	34,849,789
Operating expenses:			
Leased lines and network capacities	*(g)*	(2,020,833)	(989,907)
Interconnection charges	*(g)*	(3,754,488)	(2,407,600)
Depreciation and amortisation	*(g)*	(14,226,042)	(10,164,107)
Personnel		(4,024,943)	(2,932,452)
Selling and marketing	*(g)*	(7,651,935)	(3,968,518)
General, administrative and other expenses	*(g)*	(7,196,421)	(6,418,198)
Cost of telecommunications products sold	*(g)*	(2,158,009)	(1,377,616)
Total operating expenses		(41,032,671)	(28,258,398)
Operating income		8,739,982	6,591,391
Interest income		486,755	2,114,462
Financial costs		(2,329,104)	(2,543,888)
Other expenses, net		(21,193)	(2,008)
Net profit from continuing operations before taxation		6,876,440	6,159,957
Taxation	*(c)*	(1,702,223)	(1,120,946)
Net profit from continuing operations before minority interests		5,174,217	5,039,011
Minority interests		15,252	35,310
Net profit before cumulative effect of change in accounting policy		5,189,469	5,074,321
Cumulative effect of accounting change:			
- Transitional adjustment of goodwill impairment upon the adoption of SFAS 142		(62,948)	–
- Less: related tax impact	*(c)*	20,773	–
		(42,175)	–
Net profit		5,147,294	5,074,321
Basic and diluted earnings per share after cumulative effect of change in accounting policy (RMB)		0.41	0.40
Basic and diluted earnings per ADS after cumulative effect of change in accounting policy (RMB)		4.10	4.04
Basic and diluted earnings per share before cumulative effect of change in accounting policy (RMB)		0.41	0.40
Basic and diluted earnings per ADS before cumulative effect of change in accounting policy (RMB)		4.13	4.04

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	The Group 2002 RMB'000	2001 RMB'000
Non-current assets:			
Property, plant and equipment, net	*(a)*	107,310,593	96,220,234
Goodwill		1,022	106,235
Other assets	*(b)*	10,561,980	4,296,541
Deferred tax assets	*(c)*	1,188,262	1,236,586
Investment securities		90,917	108,771
Investment in associated companies		595	927
Total non-current assets		119,153,369	101,969,294
Current assets:			
Current portion of deferred tax assets	*(c)*	502,918	760,187
Amounts due from related parties		1,137,847	1,725,516
Amounts due from domestic carriers		211,462	208,096
Prepayments and other current assets	*(d)*	2,573,764	1,148,706
Inventories		3,226,586	969,998
Account receivable		6,061,240	4,227,286
Less: Provision for doubtful debts		(1,733,972)	(1,271,974)
Accounts receivable, net		4,327,268	2,955,312
Trading securities		173,939	203,832
Short-term bank deposits		4,825,205	24,921,943
Cash and cash equivalents		14,433,498	19,308,730
Total current assets		31,412,487	52,202,320
Current liabilities:			
Dividend payable		8,448	29,847
Payables and accrued liabilities	*(e)*	19,811,961	18,241,905
Amounts due to Unicom Group		562,634	1,227,379
Amounts due to related parties		409,663	135,724
Amounts due to domestic carriers		1,123,580	816,535
Current portion of obligations under finance leases		16,793	8,151
Current portion of long-term bank loans	*(f)*	5,459,505	1,925,870
Taxes payable		1,106,006	1,443,917
Advances from customers		6,240,225	3,364,913
Short-term loans from Unicom Group		724,127	1,799,395
Short-term bank loans		9,146,500	7,290,000
Total current liabilities		44,609,442	36,283,636
Net (liabilities) current assets		(13,196,955)	15,918,684
Total assets less current liabilities		105,956,414	117,887,978

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	The Group 2002 RMB'000	2001 RMB'000
Shareholders' equity		63,717,006	61,783,297
Minority interests		566,257	829,405
Non-current liabilities:			
Long-term bank loans	*(f)*	37,686,162	51,732,626
Obligations under finance leases		101,302	100,757
Deferred revenue		3,873,179	3,401,965
Other long-term liabilities		12,508	39,928
Total long-term liabilities		41,673,151	55,275,276
Total liabilities and shareholders' equity		105,956,414	117,887,978

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	RMB'000
Balance as of 1 January 2001 as previously reported before adjusting for the acquisition of Unicom New Century	56,510,776
Adjustment for the acquisition of Unicom New Century	248,416
Balance as of 1 January 2001 as adjusted for the acquisition of Unicom New Century	56,759,192
Net profit for the year ended 31 December 2001	5,074,321
Deemed capital contribution from owner for employee housing benefits	18,532
Distribution to owner	(68,748)
Balance as of 31 December 2001	61,783,297
Net profit for the year ended 31 December 2002	5,147,294
Deemed capital contribution from owner for employee housing benefits	18,532
Contribution from owner	1,567,883
Deemed capital distribution to Unicom Group relating to the payment of *purchase price for Unicom New Century*	(4,800,000)
Balance as of 31 December 2002	63,717,006

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	The Group	
	2002 RMB'000	2001 RMB'000
Net cash inflow (outflow) from:		
Operating activities	16,962,185	14,630,215
Investing activities	(7,252,758)	(58,134,015)
Financing activities	(14,584,659)	16,989,059
Net decrease in cash and cash equivalents	(4,875,232)	(26,514,741)
Cash and cash equivalents, beginning of year	19,308,730	45,823,471
Cash and cash equivalents, end of year	14,433,498	19,308,730
Interest paid (net of amount capitalised)	(2,254,457)	(2,519,279)

Supplemental Information

Payables to equipment suppliers for construction-in-progress during the year ended 31 December 2002 decreased by approximately RMB1,337 million (2001: increased by approximately RMB1,235 million).

(a) Property, Plant and Equipment, Net

	The Group	
	2002 RMB'000	2001 RMB'000
Buildings	10,131,067	6,594,037
Telecommunication equipment	108,615,822	85,359,000
Office furniture, fixtures and others	4,855,373	3,132,238
Leasehold improvements	1,069,153	821,082
Construction-in-progress	19,419,349	23,843,437
	144,090,764	119,749,794
Less: Accumulated depreciation	(36,780,171)	(23,529,560)
	107,310,593	96,220,234

(b) Other Assets

	The Group	
	2002 RMB'000	2001 RMB'000
Interconnection facilities	568,099	542,007
Prepaid rental and leased line	1,753,709	1,458,657
Deferred direct incremental costs	4,606,300	3,556,470
Other	869,558	390,346
	7,797,666	5,947,480
Less: Accumulated amortisation	(2,709,850)	(1,650,939)
	5,087,816	4,296,541
Deferred customer acquisition costs of contractual CDMA subscribers	5,474,164	—
	10,561,980	4,296,541

(c) Taxation

Detail description in relation to the assessment basis of income tax liability of the Group were set forth in Note 10 of this financial statements.

The income tax liability of Unicom New Century was assessed as follows:

(i) For both 2002 and 2001, Unicom Group was assessed for PRC enterprise income tax liability under the relevant tax rules and regulations applicable to state-owned enterprises, and at the statutory rate of 33% on a consolidation basis as a single entity. The tax provision for Unicom New Century was determined on a separate return basis using the same tax policy applicable to Unicom Group. Under this basis, the tax liabilities attributable to Unicom New Century were determined as if it were assessed for income tax separately from Unicom Group; and

(ii) Various provincial branches of Unicom New Century including Sichuan, Chongqing, Xinjiang, Shannxi and Guangxi were granted a western region preferential treatment by tax authorities to assess their enterprise income tax at a tax rate of 15% for year 2002 (2001: 33%). The remaining provincial branches were assessed at a tax rate of 33%.

The components of income tax are as follows:

	2002 RMB'000	2001 RMB'000
Provision for PRC enterprise income tax of the estimated taxable profits for the year	1,375,857	1,971,691
Deferred taxation	326,366	(850,745)
	1,702,223	1,120,946

The reconciliation of PRC enterprise income tax between the statutory tax rate of 33% applied to profit before taxation and the effective tax rate actually recorded in the income statement is as follows:

	2002	2001
PRC		
Statutory tax rate of 33%	33.0%	33.0%
Non-deductible expenses:		
- Housing benefits	0.1	1.7
- Personnel expenses	0.7	2.2
- Selling and marketing expenses	0.1	0.1
Effect of preferential tax rates	(3.1)	(2.0)
Investment tax credits	(4.5)	(0.8)
Additional depreciation deductible for tax purpose	(1.1)	(7.4)
Effective PRC income tax rate	25.2%	26.8%
Effective HK income tax rate	–	–
Total overall effective income tax rate	24.7%	18.2%

(c) Taxation (continued)

Effect of preferential tax rates is as follows:

	2002	2001
Aggregate amount (RMB in millions)	209.3	83.6
Per share effect (RMB)	0.017	0.007

The movement of deferred tax assets is as follows:

	The Group	
	2002 RMB'000	2001 RMB'000
Balance, beginning of year	1,996,773	1,146,028
Deferred taxation charged to net profit before cumulative effect of change of accounting policy	(326,366)	850,745
Deferred taxation in relating to cumulative effect of change of accounting policy	20,773	—
Balance, end of year	1,691,180	1,996,773

Deferred taxation represents the taxation effect of the following temporary differences:

	The Group	
	2002 RMB'000	2001 RMB'000
Non-current deferred tax assets:		
Deferral and amortisation of upfront non-refundable revenue and incremental costs	930,033	696,371
Interest on loans from CCF joint ventures	287,998	317,447
Loss arising from terminations of CCF Arrangements	309,813	401,845
Operating loss of a subsidiary prior to 2001(Note 1)	107,299	107,299
Provision for impairment loss of property, plant and equipment	110,075	150,556
Provision for impairment loss of goodwill	27,620	33,314
Provision for doubtful debts	547,289	515,340
Write-off of other assets	17,662	24,368
Amortisation of retirement benefits	37,379	39,852
Additional depreciation deductible for tax purpose	171,091	232,291
Differences in tax basis of the residual value of the property, plant and equipment	19,634	—
Other	86,953	45,777
	2,652,846	2,564,460
Less: Valuation allowance	(107,299)	(107,299)
	2,545,547	2,457,161
Non-current deferred tax liabilities:		
Deferral and amortisation of upfront non-refundable revenue and incremental costs	(1,079,960)	(923,427)
Accelerated depreciation for tax purpose	(76,468)	(161,924)
Capitalised interest already deducted for tax purposes	(200,857)	(135,224)
	(1,357,285)	(1,220,575)
Net deferred tax assets	1,188,262	1,236,586
Current portion of deferred tax assets		
Income tax on advances from customers for telephone cards	471,657	720,043
Write-down of inventory to net realisable value	31,261	35,819
Other	—	4,325
	502,918	760,187
Total	1,691,180	1,996,773

Notes (1): Refer to Note 2 of net profit reconciliation table.

(d) Prepayment and Other Current Assets

	The Group 2002 RMB'000	2001 RMB'000
Deposits and prepayments	1,069,939	748,233
Interest receivables	37,780	167,004
Advances to employees	106,749	96,526
Deferred customer acquisition costs of contractual CDMA subscribers	508,596	—
Others	850,700	136,943
	2,573,764	1,148,706

(e) Payables and Accrued Liabilities

	The Group 2002 RMB'000	2001 RMB'000
Payables to contractors and equipment suppliers	13,703,912	15,627,669
Accrued expenses	1,139,645	815,734
Payables to telecommunications products suppliers	2,395,928	125,801
Customer deposits	784,156	283,961
Salary and welfare payables	775,668	638,822
Other	1,012,653	749,918
	19,811,962	18,241,905

(f) Long-term Bank Loans

	Interest rate and final maturity	The Group 2002 RMB'000	2001 RMB'000
Renminbi denominated bank loans	Fixed interest rate ranging from 4.54% to 6.24% (2001: 5.46% to 7.65%) per annum with maturity through 2008 (2001: maturity through 2007)		
- secured		24,627,646	25,443,751
- unsecured		18,518,021	28,214,745
		43,145,667	53,658,496
Less: Current portion		(5,459,505)	(1,925,870)
		37,686,162	51,732,626

(f) Long-term Bank Loans (continued)

The repayment schedule of the long-term bank loans was as follows:

	The Group	
	2002 RMB'000	2001 RMB'000
Balances due:		
- 2002	—	1,925,870
- 2003	5,459,505	12,190,111
- 2004	4,825,581	10,436,529
- 2005	22,039,439	20,327,681
- 2006	8,047,373	5,444,834
- 2007	2,494,410	1,550,000
- Thereafter	279,359	1,783,471
	43,145,667	53,658,496
Less: Portion classified as current liabilities	(5,459,505)	(1,925,870)
	37,686,162	51,732,626

As of 31 December 2002, long-term bank loans were secured by the following:

(i) approximately RMB24,308 million (2001: RMB25,044 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches and RMB3,471 million (2001: RMB850 million) of which was also guaranteed by Unicom Group; and

(ii) in addition to the above, approximately RMB9,164 million (2001: RMB9,073 million) of long-term bank loans were guaranteed by Unicom Group.

159

(g) Related Party Transactions

	2002 RMB'000	2001 RMB'000
Transactions with Unicom Group and its subsidiaries:		
Interconnection and roaming revenues	604,830	363,644
Interconnection and roaming charges	175,436	224,077
Rental charges for premises, equipment and facilities	25,035	24,963
Rental income for premises and facilities	3,434	—
Revenue for leasing of transmission line capacity	281,685	107,299
Commission revenue for sales agency services	—	14,560
Sales of CDMA mobile handsets	887,885	—
Charges for the international gateway services	15,626	—
Leasing of satellite transmission capacity	35,153	61,778
Purchase of telecom cards	1,234,479	1,640,228
CDMA network capacity lease rental	1,173,897	—
Commission expenses for sales agency services incurred for telecom cards	18,497	2,616
Rental charges for leasing of transmission line	—	16,882
Agency fee incurred for procurement of telecommunications equipment	17,087	143,881
Rental for the PRC corporate office	7,598	10,131
Sales of telecommunications equipment	16,088	—

Detail description of the nature and terms of the related party transactions are set forth in Note 32 of this financial statements.

MOVEMENT OF SIGNIFICANT PROVISIONS

(a) Provision for deferred taxation valuation allowance was analysed as follows:

	The Group 2002 RMB'000	2001 RMB'000
Balance, beginning of year	107,299	107,299
Provision for the year	—	—
Balance, end of year	107,299	107,299

(b) Provision for doubtful debts was analysed as follows:

	The Group 2002 RMB'000	2001 RMB'000
Balance, beginning of year	1,271,974	862,982
Provision for the year	1,258,287	675,784
Written-off for the year	(796,289)	(266,792)
Balance, end of year	1,733,972	1,271,974

MOVEMENT OF SIGNIFICANT PROVISIONS (continued)

(c) Other than those described in the above notes, there was no other significant movement of provisions for the years ended 31 December 2002 and 2001 except for the provisions for impairment loss of equipment amounted to approximately RMB457 million and provisions for impairment loss of goodwill amounted to approximately RMB101 million under US GAAP in 2001.

COMPREHENSIVE INCOME STATEMENT

According to SFAS No. 130 "Reporting of Comprehensive Income", certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income. For the years ended 31 December 2002 and 2001, apart from the net profit, there was no other comprehensive income which should be included in the statement of comprehensive income.

SHARE OPTION SCHEME

As disclosed in Note 30, information relating to the share options outstanding under the Pre-Global Offering Share Option Scheme and Share Option Scheme as of 31 December 2002 and 2001 is as follows:

	2002		2001	
	Options outstanding	Weighted average exercise price HK$	Options outstanding	Weighted exercise average price HK$
Outstanding, beginning of year	33,840,600	15.42	27,116,600	15.42
Granted during the year	36,028,000	6.18	6,724,000	15.42
Outstanding, end of year	69,868,600	10.66	33,840,600	15.42

As of 31 December 2002, 33,840,600 share options (2001: 6,724,000 share options) were exercisable and the weighted average exercise price was HK$15.42 (2001: HK$15.42). Also, as of 31 December 2002, weighted average remaining contractual life of the options outstanding was approximately 6.5 years (2001: 8.5 years).

The SFAS No. 123 method of accounting is based on several assumptions and should not be viewed as indicative of the operation of the Company in future periods. The estimated fair value of each option granted to the employees of the Group on the date of grant is estimated by using the Black-Scholes option pricing method based on the following assumptions:

	2002	2001
Estimated fair value (in HK dollars)	2.48	4.90
Risk free interest rate	3%	6%
Expected life (in years)	5	8
Expected dividend yield	0%	0%
Volatility	41%	52%

Had the compensation costs for the plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the Group's net income and earnings per share on a pro forma basis for the years ended 31 December 2002 and 2001 are disclosed in the aforementioned Note G.

Financial Summary

For the five-years ended 31 December 2002
(Expressed in millions of RMB, except per share data and per ADS information)

Selective financial summary, including selective income statement data and balance sheet data from the results for relevant years presented below were prepared in accordance with HK GAAP.

RESULTS

SELECTIVE INCOME STATEMENT DATA

	2002	2001	2000	1999	1998
Revenue:					
GSM Business	27,388	20,505	12,188	5,314	2,126
CDMA Business	3,225	–	–	–	–
Data, Internet and Long Distance Business	5,559	3,309	1,096	79	–
Paging Business	2,161	4,342	8,483	9,047	8,423
Total service revenue	38,333	28,156	21,767	14,440	10,549
Sales of telecommunications products	2,243	1,237	1,925	3,010	3,480
Total revenue	40,576	29,393	23,692	17,450	14,029
Operating expenses:					
Leased lines and network capacities	(1,583)	(853)	(1,158)	(1,099)	(1,302)
Interconnection charges	(3,230)	(2,073)	(1,380)	(693)	(260)
Depreciation and amortisation	(11,256)	(8,262)	(5,734)	(3,691)	(2,260)
Personnel	(3,335)	(2,487)	(1,770)	(1,713)	(1,278)
Selling and marketing	(5,981)	(3,613)	(2,492)	(1,557)	(1,043)
General, administrative and other expenses	(5,632)	(5,499)	(3,743)	(2,587)	(2,356)
Cost of telecommunications products sold	(2,236)	(1,342)	(2,193)	(3,294)	(4,178)
Total operating expenses	(33,253)	(24,129)	(18,470)	(14,634)	(12,677)
Operating profit	7,323	5,264	5,222	2,816	1,352
Net financial (charges) income	(1,004)	180	395	(704)	(413)
Loss arising from terminations of CCF Arrangements	–	–	(1,194)	(224)	–
Other (expenses) income, net	(16)	19	59	(129)	(64)
Profit before taxation	6,303	5,463	4,482	1,759	875
Taxation	(1,752)	(1,041)	(1,104)	(556)	(311)
Profit after taxation	4,551	4,422	3,378	1,203	564
Minority interests	15	35	(144)	(364)	(192)
Profit attributable to shareholders	4,566	4,457	3,234	839	372
Net earnings per share (RMB)	0.36	0.36	0.29	0.09	0.04
Net earnings per ADS (RMB)	3.64	3.55	2.89	0.86	0.38

162

SELECTIVE BALANCE SHEET DATA

	2002	2001	2000	1999	1998
Property, plant and equipment, net	107,487	75,748	52,864	33,227	19,853
Current assets	31,416	49,958	57,755	10,497	8,945
Accounts receivable, net	4,327	2,498	1,545	895	639
Cash and cash equivalents	14,433	18,413	44,717	6,002	4,337
Total assets	149,223	127,905	112,829	45,366	30,156
Current liabilities	44,609	28,917	27,468	21,844	11,563
Accounts payable	19,812	15,329	619	1,675	1,041
Short-term debts	15,330	7,933	8,501	7,894	2,276
Long-term debts	37,686	36,337	27,151	12,234	9,372
Total liabilities	82,409	65,394	54,721	34,297	21,232
Shareholders' equity	66,247	61,681	57,224	8,538	6,408

163

Glossary

"ATM"	Asynchronous Transfer Mode, a high-bandwidth packet switching and multiplexing technique. Each cell in a stream is presented to the network on a "start-stop" basis (asynchronously), rather than having a circuit or a regular time slot reserved for the stream. This protocol is deployed both within core networks and as an access technology.
"base station"	Transmitter and receiver which serve as a bridge between all cellular users in a cell and connect cellular calls to the cellular switching centre.
"CDMA"	Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication.
"Circuit Switch"	A point-to-point network connection maintained only while the sender and recipient are communicating.
"CDMA2000"	CDMA2000 is the name used by the TIA standards body (The Telecommunications Industry Association-a US Telecoms standards body) to refer to Third Generation CDMA. The TIA spec for 3G CDMA is called IS-2000; the technology itself is called CDMA2000.
"CDMA 1X"	The first phase of CDMA2000. CDMA2000 is backward compatible to IS-95 CDMA. The more correct term is CDMA2000 1X.
"DWDM"	Dense Wave Division Multiplexing technology, a means of increasing transmission capacity by transmitting signals through multiple wavelengths through a single fibre.
"FR"	Frame Relay, a high speed open protocol offering both access to a network and carriage of data across a network. This protocol is used by customers that have significant amounts of data traffic.
"Gbps"	One billion bits per second.
"GPRS"	General Packet Radio Service, the packet data service for the GSM Standard.
"GSM"	Global cellular system for cellular communications, a digital cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming.
"IP"	Internet Protocol, the open protocol used for the Internet and on many LANs and WANs.

"IP telephony"	A general term for the technologies that use the Internet's packet to exchange data, voice, fax and other forms of information.
"ISDN"	Integrated Service Digital Network, a protocol which offers high capacity dial-in access to public networks; this protocol allows simultaneous handling of digitalised voice and data traffic on the same digital links via integrated switches across the public network.
"Kbps"	One thousand bits per second.
"Mbps"	One million bits per second.
"MHz"	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second.
"MPLS"	Multiple Protocal Label Switching.
"roaming"	A service offered by cellular communications network operators which allows a subscriber to use his or her handset while in different service areas of the same, carrier or in the service area of another carrier. International roaming requires an agreement between operators of different individual markets to permit customers of either operator to access the other's system.
"QoS"	Quality of Service.
"SDH"	Synchronous Digital Hierarchy architecture, a self-healing system that allows for instantaneous rerouting of signals in the event of a fibre cut.
"PSTN"	Public Switched Telephone Network.
"VISP"	Virtual Internet Service Provider.
"VPN"	Virtual Private Network.
"W-CDMA"	Wideband CDMA, one of the principal standards for third generation cellular technology. It supports both packet- and circuit-switched communications and has been designed for high speed data services.
"WAP"	Wireless Application Protocol, WAP technology will enable Internet access through cellular handsets.

www.chinaunicom.com.hk

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.


中国联通
CHINA UNICOM

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Executive Directors:
Yang Xian Zu (*Chairman*)
Wang Jianzhou
Shi Cuiming
Lo Wing Yan, William
Ye Fengping

Non-Executive Directors:
Ge Lei

Independent Non-Executive Directors:
Lee Hon Chiu
Wu Jinglian
Craig O. McCaw

Alternate Director:
C. James Judson — the Alternate Director of Mr. McCaw

Registered Office:
75th Floor
The Center
99 Queen's Road Central
Central
Hong Kong

14 April 2003

To the shareholders

Dear Sir or Madam,

Explanatory Statement on Repurchase Mandate

This is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in connection with the proposed Ordinary Resolution set out in item 5 of the Notice of Annual General Meeting (the "AGM Notice") dated 1 April 2003 for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes a Memorandum required under section 49BA of the Companies Ordinance. Reference in this document to "Shares" means share(s) of all classes in the share capital of China Unicom Limited (the "Company").

EXERCISE OF THE REPURCHASE MANDATE

The Directors believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution set out in item 5 of the AGM Notice (the "Repurchase Mandate") is passed would be beneficial to the Company.

It is proposed that up to 10 per cent of the issued and outstanding Shares on the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at 7 April 2003, the latest practicable date for determining the following figure, 12,552,996,070 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorized to repurchase up to 1,255,299,607 Shares during the period up to the date of the next annual general meeting in 2004, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilized in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company's profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2002) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates, have any present intention, if the Repurchase Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have undertaken not to do so, if the Repurchase Mandate is granted to directors of the Company.

DIRECTOR'S UNDERTAKING

The Directors have undertaken to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Share have been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increase, such increase will be treated as an acquisition for the purpose of the Hong Kong Codes on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are aware of the consequences arising under the Takeovers Code of any repurchase.

As at 7 April 2003 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Unicom (BVI) Limited ("Unicom BVI"), was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 77.47 per cent of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 86.08 per cent of the reduced issued and outstanding share capital of the Company based on Unicom BVI's interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at 7 April 2003. Furthermore, if the Repurchase Mandate is exercised in full, the percentage of the reduced issued and outstanding share capital of the Company in public hands will not fall below the minimum prescribed level of 10 per cent., such level being the minimum prescribed level applied to the Company pursuant to a waiver granted by the Stock Exchange. The Directors are not aware of any consequences that may arise under the Takeovers Code of such repurchase.

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve full months before the printing of this document were:

	Trade market price	
	Highest	Lowest
	HK$	*HK$*
2002		
April	7.800	7.100
May	8.000	7.150
June	7.350	6.000
July	6.400	5.000
August	6.000	4.925
September	5.800	4.625
October	5.600	4.100
November	6.300	4.700
December	6.300	5.200
2003		
January	6.050	5.300
February	5.550	4.700
March	5.100	4.150

EXTENSION OF SHARE ISSUE MANDATE

A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorizing the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

Yours faithfully
YANG XIAN ZU
Chairman

市價

於本公司股份在本文件付印前的十二個月內本公司股份在聯交所買賣之最高及最低成交價如下：

	成交市價	
	最高價 (港幣)	最低價 (港幣)
二零零二年		
四月	7.800	7.100
五月	8.000	7.150
六月	7.350	6.000
七月	6.400	5.000
八月	6.000	4.925
九月	5.800	4.625
十月	5.600	4.100
十一月	6.300	4.700
十二月	6.300	5.200
二零零三年		
一月	6.050	5.300
二月	5.550	4.700
三月	5.100	4.150

擴大發行股份之授權

股東週年大會通告第7項所載關於授權董事按依據購回授權已購回之股份數目而增加根據一般發行及配發新股授權可予發行新股份之最高數目之決議案亦將於股東週年大會上提呈。

此致

列位股東　台照

董事長
楊賢足
謹啟

二零零三年四月十四日

權益之披露

倘本公司股東批准購回授權，董事或(就彼等作出一切合理查詢後所知)彼等之任何聯繫人士現時概無意向本公司或其附屬公司出售任何股份。

各關連人士(定義見上市規則)無知會本公司，表示如董事獲授購回授權，彼等現擬向本公司出售任何股份，或作出不出售之承諾。

董事之承諾

董事已向香港聯合交易所有限公司(「聯交所」)作出承諾，只要有關規則適用，彼等將根據上市規則及適用之香港法例行使購回授權。

本公司進行之股份購回

本公司於過去六個月並無購回任何股份(無論是否在聯交所進行)。

收購守則之影響

倘若本公司購回股份以致某股東在本公司之投票權之權益比例增加，則就香港公司收購及合併守則(「收購守則」)而言，上述增加將被視作為一項收購事項。為此，視乎該股東或一致行動之多位股東的權益增加之幅度而定，該股東或一致行動之多位股東可能取得或鞏固其於本公司之控制權，因而須按照收購守則第二十六條規則作出強制收購。董事知悉任何購回根據收購守則而產生之影響。

按本公司根據證券及期貨條例第XV部規定編存之登記冊的記錄，於二零零三年四月七日(此日為本文件付印前最後實際可行日期)，本公司的直接控股股東中國聯通(BVI)有限公司(「聯通BVI」)持有9,725,000,020股股份的權益，將佔於該日期本公司已發行股本的77.47%。如全面行使購回授權，根據於二零零三年四月七日聯通BVI佔本公司已發行股本的權益及已發行股份的總數，聯通BVI將約佔有本公司經減少後的已發行股本的86.08%。再者，如全面行使購回授權，公眾在本公司經減少後的已發行股本的持股比例將不會少於所規定的最少10%水平，該水平是根據聯交所授予本公司的豁免下適用於本公司的公眾最低持股水平。董事不知悉此購回根據收購守則而可能產生的任何影響。

行使購回授權

董事相信倘股東週年大會通告第5項所載之普通決議案獲通過後，則彼等獲賦予之授權(「購回授權」)所帶來之靈活性將對本公司有利。

現建議可購回不超過於該批准購回授權之決議案獲通過之日已發行股份之10%。於二零零三年四月七日(即釐定以下數字之最後實際可行日期)，本公司已發行12,552,996,070股股份。按該等數字為基準，董事將獲授權於二零零四年舉行之下屆股東週年大會或按法例規定下屆股東週年大會須於舉行之期限屆滿之日或股東於股東大會上以普通決議案撤銷或修訂購回授權(以三者中之最早日期止之期間)，購回最多達1,255,299,607股股份。

購回證券之理由

本公司僅會在董事會認為購回股份將有利於本公司及其股東之情況下進行購回。視乎當時之市場情況及資金安排而定，該等購回事宜可提高本公司及其資產之淨值及／或每股盈利。

用以購回證券之款項

根據購回授權而購回證券之資金須全部來自本公司可動用之流動現金或營運資金。任何用作購回證券之款項須為根據公司組織章程大綱及細則以及香港法例所容許作此用途之合法款項，包括原本可供分派之溢利。根據公司條例，可供分派之公司溢利指之前仍未作分派或資金股本化之累積已變現溢利，減去之前並未正式因削減或重整資本而撤銷之累積已變現虧損。

全面行使購回授權對本公司營運資金水平或資產負債狀況可能會有重大不利影響(指比較最新刊載之本公司截至二零零二年十二月三十一日止年度的經審核賬目所披露之狀況而言)。然而，倘行使購回授權會對董事認為本公司不時宜具備之營運資金水平或資產負債狀況產生重大不利影響，則董事不擬行使購回授權。

重要文件

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本文件有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。


中国联通
CHINA UNICOM

中國聯通股份有限公司

（根據公司條例在香港註冊成立之有限責任公司）

註冊辦事處：
香港
中環
皇后大道中99號
中環中心75樓

執行董事：
楊賢足（董事長）
王建宙
石萃鳴
盧永仁
葉豐平

非執行董事：
葛 鐳

獨立非執行董事：
利漢釗
吳敬璉
Craig O. McCaw

替代董事：
C. James Judson（McCaw先生的替代董事）

回購授權説明函件

敬啟者：

本説明函件乃根據香港聯合交易所有限公司證券上市規則（「上市規則」）之規定，就於二零零三年四月一日發出之股東週年大會通告（「股東週年大會報告」）第5項所載將予提呈以批准延續購回股份之一般性授權之普通決議案而寄發予各股東。本文件亦構成公司條例第49BA條所規定之備忘錄。本文件所述之「股份」指中國聯通股份有限公司（「本公司」）股本中所有類別之股份。